FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of April, 2005


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                 Form 20-F __X__           Form 40-F _____


  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                  under the Securities Exchange Act of 1934. )
                         Yes ____                No __X__


   (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

               China Netcom Group Corporation (Hong Kong) Limited
                    Building C, No. 156, Fuxingmennei Avenue
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         An annual report for 2004 of China Netcom Group Corporation (Hong
Kong) Limited (the "Registrant"), made by the Registrant in English on April 12, 2005.

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED



                          By  /s/ Zhang Xiaotie

                          By  /s/ Oliver E Lixin

                          Name:  Zhang Xiaotie and Oliver E Lixin

                          Title: Joint Company Secretaries



Date:  April 12, 2005

    2         Company Profile and Corporate Information
    6         2004 Major Milestones
    8         Financial Highlights
    9         Chairman's Statement
   12         Chief Executive Officer's Statement
   16         Profile of Directors and Senior Management
   24         Corporate Governance and Management Innovation
   30         Human Resources Development
   33         Business Review
   44         Management's Discussion and Analysis of Financial Condition and
                Results of Operations
   61         Report of the Directors
   83         Notice of Annual General Meeting
   87         Auditors' Report
   88         Financial Information of the Company
  157         Supplementary Information for American Depositary Shares Holders
  170         Report on the Unaudited Pro Forma Financial Information
  172         Unaudited Pro Forma Financial Information
  177         Financial Summary

Company Profile and Corporate Information

China Netcom Group Corporation (Hong Kong) Limited (the "Company") is a company incorporated in Hong Kong with limited liability on 22 October 1999. It was listed on the New York Stock Exchange and the Hong Kong Stock Exchange on 16 November 2004 and 17 November 2004 respectively.

We are a leading fixed-line telecommunications operator in China and a leading international data communications operator in the Asia-Pacific region. Our northern service region in China consists of Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province and Liaoning Province in which we are the dominant provider of fixed-line telephone services, broadband and other Internet-related services, and business and data communications services. Our southern service region in China consists of Shanghai Municipality and Guangdong Province in which we provide telecommunication services primarily targetting business and high quality residential customers in selected densely populated areas in this service region. We are also the only telecommunications company in China that operates an extensive network and offers international data services in the Asia-Pacific region.

We offer extensive telecommunications and data services, including:

o fixed-line telephone services (including PHS), including local, domestic long distance and international long distance services;

o broadband and other Internet-related services, including DSL and LAN services;

o business and data communications services, including managed data and leased line services; and

o international telecommunications services, including international voice, international data and leased line services.

As at 31 December 2004, China Network Communications Group Corporation, our ultimate controlling shareholder (hereinafter referred to as "China Netcom Group") held about 70.49% of our shares through China Netcom Group Corporation
(BVI) Limited ("CNC BVI"); Shandong Provincial State-owned Assets Supervision and Administration Commission (hereinafter referred to as "Shandong SASAC") benefically held 2.27% of our shares; each of Chinese Academy of Sciences, Information and Network Center of State Administration of Radio, Film and Television, China Railways Telecommunications Center and Shanghai Alliance Investment Limited benefically held 0.56% of our shares; CNC Fund, L.P. held about 6.75% of our shares; and other overseas investors held about 18.25% of our shares.

Registered office                 59/F., Bank of China Tower
                                  1 Garden Road, Hong Kong

Board of Directors                Mr. Zhang Chunjiang
                                  Chairman and Executive Director

                                  Dr. Tian Suning
                                  Vice Chairman, Executive Director and Chief
                                  Executive Officer

                                  Mr. Zhang Xiaotie
                                  Executive Director and Joint Company Secretary

                                  Mr. Miao Jianhua
                                  Executive Director

                                  Mr. Jiang Weiping
                                  Non-executive Director

                                  Ms. Li Liming
                                  Non-executive Director

                                  Mr. Keith Rupert Murdoch
                                  Non-executive Director

                                  Mr. Yan Yixun
                                  Non-executive Director

                                  Mr. John Lawson Thornton
                                  Independent Non-executive Director

                                  Mr. Victor Cha Mou Zing
                                  Independent Non-executive Director

                                  Dr. Qian Yingyi
                                  Independent Non-executive Director

                                  Mr. Hou Ziqiang
                                  Independent Non-executive Director

                                  Mr. Timpson Chung Shui Ming
                                  Independent Non-executive Director

Committees of the Board

Audit committee                      Mr. Timpson Chung Shui Ming Chairman
                                     Dr. Qian Yingyi
                                     Mr. Victor Cha Mou Zing
                                     Mr. Hou Ziqiang

Compensation committee               Mr. Keith Rupert Murdoch Chairman
                                     Mr. John Lawson Thornton
                                     Mr. Victor Cha Mou Zing
                                     Mr. Hou Ziqiang
                                     Mr. Miao Jianhua

Strategic planning committee         Mr. Zhang Chunjiang Chairman
                                     Dr. Qian Yingyi
                                     Mr. Hou Ziqiang
                                     Mr. Zhang Xiaotie
                                     Mr. Jiang Weiping
                                     Ms. Li Liming

Corporate governance committee       Mr. John Lawson Thornton Chairman
                                     Dr. Tian Suning
                                     Dr. Qian Yingyi
                                     Mr. Miao Jianhua

Joint company secretaries            Mr. Zhang Xiaotie
                                     Mr. Oliver E Lixin (ACCA)

Qualified accountant                 Mr. Oliver E Lixin (ACCA)

Auditors                             PricewaterhouseCoopers

Legal advisers                       As to Hong Kong Laws:
                                     Linklaters

                                     As to U.S. Laws:
                                     Skadden, Arps, Slate, Meagher & Flom LLP

Investor Relations                   Hong Kong Office
                                     46th Floor
                                     2 Queen's Road Central
                                     Hong Kong
                                     Tel: 852-2626 8860
                                     Fax: 852-2626 8862

                                     Beijing Office
                                     Block C, 156 Fuxingmennei Street
                                     Xicheng District
                                     Beijing 100031
                                     Tel: 8610-6642 9255
                                     Fax: 8610-6642 9544

                                     E-mail:
                                     ir@china-netcom.com

                                     Website:
                                     www.china-netcom.com

Stock code                           HKSE: 906
                                     NYSE: CN

Share registrar and transfer office  Computershare Hong Kong
                                     Investor Services Limited
                                     Rooms 1712-1716,
                                     17th Floor Hopewell Centre
                                     183 Queen's Road East
                                     Wan Chai
                                     Hong Kong

American depositary                  Citibank, N.A.
  shares depositary                  Depositary Receipt Services
                                     388 Greenwich Street
                                     14th Floor
                                     New York, NY 10013
                                     USA

2004 Major Milestones

March 18 - China Netcom Group was ranked first again in the annual "Customer Satisfaction Survey on Quality of Telecommunications Services in 2003" conducted by the Ministry of Information Industry.

May 17 - The China Netcom Broadband Alliance was inaugurated in Beijing. The "China Netcom Broadband Alliance" was initiated by China Netcom Group and jointly promoted by several renowned large domestic and international equipment and terminal suppliers, service integrators and content providers. Under the theme "Broadband, China's Engine" the alliance will vigorously enrich broadband content to facilitate the development of the Company's broadband business.

July 22 - The Beijing Organization Committee for the Games of the XXIX Olympiad and China Netcom Group entered into an exclusive partnership agreement regarding the provision of fixed-line telecommunications services for the 2008 Olympic Games in Beijing. We will take this unique opportunity to enhance the recognition of the "CNC" brand name and logo in China and internationally, and to bring the Company's broadband business to greater success.

September 27 - China Netcom Group and China Telecom held a joint press conference to officially launch "PHS All over China", enabling approximately 60 million PHS users in China to send short messages throughout the country between the two networks.

October 11 - China Network Group and China Unicom signed an agreement on "Interconnection and Settlement of Point-to-point Short Messages Between Networks", which formally enabled China Netcom PHS subscribers and China Unicom mobile subscribers to send short messages to each other.

November 16 and 17 - The Company successfully listed on the New York Stock Exchange and the Main Board of the Hong Kong Stock Exchange.

December 13 - A sub-project of the 3TNet Project entitled "3TNet Network Testing Proposal Based on China Netcom's Networks" undertaken by China Netcom Group was approved, which is a testament to the ability of China Netcom Group and the Company to meet international standards in its research and application of telecommunication technologies.

December - Asia Netcom, a subsidiary of the Company, was named Asia Pacific's "Data Service Provider with the Greatest Growth Potential in 2004" in Frost & Sullivan's report named "Competition Environment in the International Data Services Market".

December - The Company completed the integration of its internal networks, further increased the capacity and efficiency of its networks, and thus laid a solid foundation for its various businesses.

December - "A Broadened World" was awarded as one of the top ten most popular tag lines in Chinese advertising in 2004 by International Advertising and other sponsors.

Financial Highlights

  Hong Kong GAAP
  (in RMB millions, except earnings/losses per share)

                                                        2003              2004

Revenue                                               59,898            64,922
  Including: upfront connection fees                   3,965             3,378
EBITDA (1)                                            31,648            34,190
Profit/(loss)for the year                            (11,111)            9,248
CAPEX                                                 28,528            21,239
Basic earnings/(losses) per Share                  (RMB2.02)           RMB1.64
Basic earnings/(losses) per ADS                   (RMB40.40)          RMB32.80

  Unaudited pro forma figures (2)
  (in RMB millions)

                                                        2003              2004

Revenue                                               60,021            64,433
  Including: upfront connection fees                   3,965             3,378
EBITDA (1)                                            31,504            34,371
Earnings/(losses) for the year                        (9,797)           10,410

(1) EBITDA refers to profit before finance costs, interests income, dividend income, income tax, depreciation and amortisation, share of loss of associated companies and jointly controlled entity, and minority interests. To supplement our consolidated financial statements presented in accordance with the Hong Kong GAAP, we use the non-Hong Kong GAAP measure of EBITDA, which is adjusted from our results based on Hong Kong GAAP. We believes that EBITDA provides useful information to both management and investors to further analyse our operating results since we, as a company operating in the capital intensive telecommunication industry, incurred significant capital expenditure and finance costs which have significant impact to our results based on Hong Kong GAAP. EBITDA should only be considered in addition to our Hong Kong GAAP results. It should not be considered a substitute for or superior to our Hong Kong GAAP results as it cannot be used to measure operating results and liquidity and does not represent operating cash flows. In addition, our EBITDA may not be comparable to similar indicators of other companies.

(2) The pro forma figures are prepared in accordance with Rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Please refer to page 172 of the "Unaudited Pro Forma Financial Information" section for details of the basis of preparation of the pro forma financial information. If such information is adjusted in accordance with the requirements under Article 11 of Regulation S-X under the Securities Act of 1933 issued by the Securities and Exchange Commission of United States of America ("Article 11"), the EBITDA for year 2004 would be RMB33,757 million, and the profit for year 2004 would be RMB10,001 million. Please refer to page 176 of the "Unaudited Pro Forma Financial Information" section for details of the adjustments under
      Article 11.

Chairman's Statement

Dear Shareholders,

In 2004, China Netcom successfully completed its restructuring and listed on stock exchanges in Hong Kong and New York. These events served as a powerful catalyst, greatly accelerating our efforts to restructure our operations, further optimize our capital structure, and build a solid foundation for us to become the best telecommunications operator in the Asia Pacific region.

Despite intensified competition in China's telecommunication market, we achieved strong growth in various business lines, particularly in broadband, PHS and value-added services. As a result, revenues rose to RMB64,922 million and net profits reached RMB9,248 million, increases of RMB5,024 million and RMB20,359 million respectively over 2003. The Group recognised a loss of RMB11,111 million in 2003 due to a revaluation deficit on fixed assets of RMB25,778 million (RMB17,271 million net of tax effect).

By capitalising on the opportunities arising from our restructuring and getting listed, we made vigorous achievement in our core business, and conducted further internal reforms. We have set up key operating and management objectives, namely cost reduction, efficiency enhancement and investment return maximization. As a result, we achieved significant improvement in our operating performance. The restructuring for listing purpose was completed on 30 June 2004. Assuming that our structure after the restructuring had been effective since 1 January 2004, according to the financials prepared pursuant to the requirements of the Hong Kong Listing Rules relating to pro forma financial information, our unaudited consolidated pro forma revenue and net profit would be RMB64,433 million and RMB10,410 million respectively. For reference, after adjustments pursuant to the US Securities Act relating to unaudited pro forma financial information, and excluding the effects of revaluation deficit (which occurred in 2003) and upfront connection fees, our adjusted unaudited consolidated pro forma revenue reached RMB61,055 million, which was increased by 8.9% whereas the adjusted unaudited consolidated pro forma net profit would be RMB6,623 million, representing an increase of RMB1,687* million or 34.2% compared with the previous year.

The Company has made great efforts to improve our corporate governance. With several internationally distinguished professionals joining the Board as external directors, we established a Board of Directors that is highly professional, independent, diverse and representative of the interests of all our shareholders, especially minority shareholders. The independent non-executive directors and the non-executive directors form a majority on the Board and a Corporate Governance Committee of the Board was established to further enhance our corporate governance. Additionally, we engaged an international renowned consulting firm to help us improve our internal control system to enhance control over operating risks and ensure the accuracy and timeliness of our financial and operating information. In order to promote open and fair communication channels with our global investors, we created a dedicated investor relations team based in both Hong Kong and Beijing.

In 2004, our ultimate controlling shareholder, China Netcom Group, was appointed the exclusive partner for fixed-line communications for the 2008 Beijing Olympics Games. For such a globally-focused event, we are very honored to have the opportunity to demonstrate our aspiration to be a socially responsible corporate citizen. The Olympics will stimulate the deployment of new technologies and enable us to realize our dream of transforming our Company from a traditional fixed-line telecommunications carrier to a broadband communications and multi-media service provider.

Customer satisfaction is the key to the realization of our ambition. Therefore, we constantly strive to provide high-quality service to our customers. I am very pleased to announce that China Netcom was again ranked No. 1 in the annual "Customer Satisfaction Survey on Quality of Telecommunications Services in 2004" conducted by the Ministry of Information Industry.

We are very focused on creating shareholder value. After taking into account our financial position, cash flow and future development needs, the Board of Directors has proposed the payment of a HK$0.037 per share dividend for the financial year ended 31 December 2004. We were listed on the Hong Kong Stock Exchange on 17 November 2004. The dividend pay out ratio, based on our net profits excluding upfront connection fee for the second half of 2004 after completion of our corporate reorganisation and calculated on a pro rata basis for the period from the date of listing to 31 December 2004, is 37.5%**. We will continue to devote all of our efforts to maximizing returns for our shareholders.

Looking forward, we expect that China's economic growth will remain strong. The telecommunication industry in the PRC is full of opportunities and that the regulatory environment for the telecommunications industry will become more transparent. I firmly believe that with our dominant position in our northern service region and our strong execution capabilities, supported by sound corporate governance and our highly capable management team, we will benefit from the rapid growth of the broadband market, achieve sustainable growth and continue improving our operating efficiency.

In 2005, we will focus on three main strategic areas, namely broadband, Olympics and international business. We will provide better applications and value-added service in our broadband businesses through alliances and partnerships to create a unique competitive advantage to become the leading broadband operator. Capitalizing on the unique opportunity arising from our parent's role in the 2008 Olympics, we will provide unprecedented broadband communication services and experiences to the 2008 Olympic Games and the public, which will enhance our corporate image and increase our brand recognition. We will also make full use of our pan-Asia network platform that is centered in China and capitalise on the synergies arising thereof to provide high-quality, one-stop integrated data services to multi-national corporate customers. We will meet the increasing demand for China-related international communications and further enhance our leading position in the corporate customer market in the Asia Pacific region. Through the execution of these core strategies, we will gradually transform ourselves from a traditional narrow-band provider to a broadband communications and multi-media services provider.

In 2005, in pursuit of growth and efficiency, we will undertake a number of initiatives, including further improvements in our corporate governance and additional management reforms to further increase our operating efficiency and execution capabilities. We will continue centralizing management in five areas: finance, human resources, sales and marketing, network operation and maintenance, and construction planning. Also, we will devote additional efforts to the training of staff, particularly middle-level management and marketing personnel. Through long-term training programs, a talent pool will be built up and our long-term competitiveness will be maintained.

With the dedicated efforts of the Board of Directors, our management and all our staff, we have made great progress towards our goal of becoming the best telecommunications operator in Asia. We will provide better one-stop services to our customers by leveraging our unique pan-Asia network. I am confident that we will enhance long term value to our shareholders.

Lastly, on behalf of the Board of Directors, I wish to express my most sincere gratitude to all our shareholders for your support.



Zhang Chunjiang
Chairman
Hong Kong, 6 April 2005

* The Company's unaudited pro forma consolidated profit figures for the year ended 31 December 2003, as adjusted in accordance with the requirements relating to unaudited pro forma financial information under the United States Securities Act, can be obtained from the prospectus issued by the Company on 10 November 2004 in connection with the offering of the Company's American Depositary Shares.

** The Company underwent corporate reorganisation as part of its preparation for listing. As of 30 June 2004, the Company has no distributable reserves. Since the corporate reorganisation was completed on 30 June 2004, the net profits excluding upfront connection fee for the second half of 2004 after completion of corporate reorganisation amounted to HK$2.61 billion.

Chief Executive Officer's Statement

Dear Shareholders,

2004 was "the year of transformation" as well as a year of many key breakthroughs for us. Despite of challenges and competition in China's telecommunications market, we successfully completed an internal restructuring and listed overseas. We streamlined our management and reporting system to improve efficiency and implemented an effective system to enhance corporate governance. With the trust and great support from the Board of Directors, and the tremendous effort of both the management team and the staff, we achieved excellent operating results in 2004.

1.   Our financial results for 2004 were substantially improved

     In 2004, as a result of restructuring and business innovations, we delivered a sequential growth in financial results and continuing improvement in operational efficiency. We generated revenue of RMB64,922 million and net profit of RMB9,248 million, representing an increase of RMB5,024 million and RMB20,359 million over previous year. According to the unaudited pro forma financials prepared in accordance with the relevant requirements under the US Securities Act, we recorded consolidated pro forma revenue (excluding upfront connection fees) of RMB61,055 million for 2004, an increase of 8.9% over 2003. Our unaudited consolidated pro forma EBITDA (excluding upfront connection fees) reached RMB30,379 million, an increase of RMB3,932 million over 2003. Our unaudited consolidated pro forma EBITDA margin (excluding upfront connection fees) reached 49.8%. Unaudited consolidated pro forma net profit (excluding upfront connection fees) was RMB6,623 million. After excluding the effects of reorganisation costs and a revaluation of deficits, unaudited consolidated pro forma net profit (excluding upfront connection fees) increased by RMB1,687 million or 34.2% over 2003.

     In 2004, in addition to steadily growing our core business, we strengthened our internal controls for capital expenditure by implementing a stringent, centralized capex system. These measures helped ensure the robust growth of free cash flow. Already as a result, our free cash flow turned positive in 2004, representing a net increase of RMB8,827 million from 2003. With this major achievement, we laid a solid foundation for our company's future growth.

2. Our business continued to grow rapidly

     During the past year, China's telecom industry remained very challenging due to increased competition and rising mobile substitution. In such an environment, we focused on the development of our broadband and local telephone businesses and intensified the promotion of value-added services through leveraging our network resources and customer base. We maintained our dominant position in the northern provinces and achieved further growth in the southern provinces and international markets.

     In 2004, the successful implementation of our growth strategy for the PHS business resulted in a significant 15.5% year-to-year increase in our fixed-line telephone service subscribers. The total number of subscribers for our local telephone services reached 80.383 million, representing a 94.5% market share in our northern service region. With robust demand for broadband services, our broadband subscribers as of 31 December 2004 reached 6.218 million, representing a 145.3% increase over 2003. Our broadband market share in our northern service region reached a new high of 95.8% in 2004, representing a 6 percentage point gain over 2003. The broadband business has indeed become the new engine for our robust growth. While our core businesses continue to grow at a double digit pace, we devoted considerable effort to develop and promote value-added services as a new growth driver, which resulted in growing adoption and usage by our subscribers. Among which, PHS short messages recorded a growth of 1,503.4% over the same period of last year. The caller identification penetration rate reached 58.2%, representing a 8.6% increase over last year. The acquisition of certain businesses from Asia Global Crossing Limited at the end of 2003 allowed us to establish a unique pan-Asian network platform that is centered around China. Through further consolidation and integration of our Asian operations in our northern and southern service regions of China, we further enhanced our unique competitive advantage in providing one-stop data services to corporate customers, which contributed to the rapid growth in revenue in our southern service region as well as our international telecommunications services.

3.   Our streamlined internal management structure generated positive results

     In 2004, we achieved a major breakthrough by reorganizing our internal management structure transforming from the original "Parent-Subsidiary" structure to "Headquarter-Branch" structure. As a result, our corporate management can directly oversee the activities of provincial branches. This new structure provides a good base for effectively managing the organization and enhancing operational efficiency.

     Under such "Headquarter-Branch" structure, we implemented new management processes in five areas, including finance, human resources, sales and marketing, network operation and maintenance, and construction planning, in order to realize operational synergies and increase efficiencies. Our customer satisfaction and loyalty were improved due to more coordinated marketing and sales efforts. At the same time, a series of measures were adopted to control costs and improve efficiency in network operation and maintenance. We achieved effective control over operating expenses. According to the unaudited pro forma financials prepared pursuant to the US Securities Act, the operating expenses accounted for 79.7% of the total revenues (being the unaudited consolidated revenues excluding upfront connection fees), representing a decrease of 2.4% over previous year. After excluding the effects of depreciation, the Company's ratio of operating expenses to revenue (calculated with the same standard as above) was 50.2%, dropped by 2.6% over previous year. Among which, the ratio of network, operations and support expenses and staff cost to revenue dropped by 3.6% and 0.7% against previous year. The ratio of selling, general and administrative expenses to revenue increased by 1.9%. Although the Company has adopted proactive selling activities resulting in substantial growth in sales expenses, the general and administrative expenses recorded a greater drop over previous year.

     In addition to achieving effective control over operating expenses, we also managed to keep capital expenditure at a reasonable level. We adopted stringent measures in controlling capital expenditure in 2004. We were able to balance long-term growth and investment return by focusing on businesses with high returns and great market potential such as broadband and data . This led to a reduction in capital expenditure of 25.6% in 2004.

     Establishing effective internal controls and a sound management system have been one of the priorities on our management agenda. In October of 2004, we retained an international renowned consulting firm to help us design and implement a robust internal control system. Through these efforts, we intend to establish an internal control and management system that complies with the best international standards to further reduce our operating risks.

4.   2005 Outlook

     2005 will be a year of both opportunities and challenges for the Company. China is expected to maintain its robust economic growth and demand for communications services, particularly broadband access, will continue to grow. With the increase in direct foreign investment in China and China's further integration into the world economy, demand for telecommunications services between China and the rest of the world will continue to increase. At the same time, we are facing strong challenges as mobile substitution continues and competition intensifies. In such an environment, we will continue focusing on promoting growth and efficiency within the Company and on executing our three core strategies, `Broadband, Olympic and International'. We will further improve management efficiency, achieve sustainable growth and maximize value for our shareholders.

     Looking into 2005, I sincerely believe that with the support of the Board of Directors and the joint efforts of our management and staff, we will continue to provide quality services to our customers and deliver superior return to our shareholders.

     Lastly, I would like to take this opportunity to express my most sincere gratitude to our customers, our shareholders, the Board of Directors and our dedicated, hardworking employees for all your support in the last year.



Tian Suning
Vice Chairman and Chief Executive Officer

6 April 2005

Profile of Directors and Senior Management

Directors, Senior management officers and Joint Company Secretaries:

Details of our current Directors and Joint Company Secretaries are as follows:

Name                                          Age       Position

Executive Directors

Mr. Zhang Chunjiang                            46       Chairman and Executive Director
Dr. Tian Suning                                41       Vice Chairman, Executive Director
                                                        and Chief Executive Officer
Mr. Zhang Xiaotie                              52       Executive Director and
                                                        Joint Company Secretary
Mr. Miao Jianhua                               53       Executive Director

Non-executive Directors

Mr. Jiang Weiping                              53       Non-executive Director
Ms. Li Liming                                  54       Non-executive Director
Mr. Yan Yixun                                  66       Non-executive Director
Mr. Keith Rupert Murdoch                       74       Non-executive Director

Independent Non-executive Directors

Mr. John Lawson Thornton                       51       Independent Non-executive Director
Mr. Victor Cha Mou Zing                        54       Independent Non-executive Director
Dr. Qian Yingyi                                48       Independent Non-executive Director
Mr. Hou Ziqiang                                67       Independent Non-executive Director
Mr. Timpson Chung Shui Ming                    53       Independent Non-executive Director

Joint Company Secretaries
Mr. Zhang Xiaotie                              52       Executive Director and
                                                        Joint Company Secretary
Mr. Oliver E Lixin                             38       Joint Company Secretary

Directors and Senior Management Officers


Directors

Zhang Chunjiang, 46, Chairman and Executive Director, has served as a Director since June 2004, and has also served as Chairman of China Netcom (Group) Company Limited since September 2004 and President of China Netcom Group since May 2003. He has also served as a non-executive director of PCCW Limited of Hong Kong since April 2005. Prior to joining China Netcom Group, Mr. Zhang served as Deputy Minister of the MII and was one of the most senior regulatory officials in the PRC telecommunications industry from December 1999 to May 2003. From August 1993 to December 1999, Mr. Zhang held a series of senior-level positions at the former Liaoning Provincial Posts and Telecommunications Bureau, the former MPT and the MII, including serving as the Deputy Director of the former Liaoning Provincial Posts and Telecommunications Administration, Director of Mobile Telecommunications Administration of the MPT and Director of Telecommunications Administration of the MII. Mr. Zhang is a senior engineer and has extensive experience in telecommunications management, operations and technology. Mr. Zhang graduated from the Beijing University of Posts and Telecommunications in 1982 with a bachelor's degree in telecommunications.

Dr. Tian Suning, 41, Vice Chairman, Executive Director and Chief Executive Officer, has served as a Director since 2000. He has also served as Vice President of China Netcom Communications Group Corporation since April 2002. Since 1999, he has served as Chief Executive Officer of China Netcom (Holdings) Company Limited and the Company. Since October 2002, Dr. Tian has served as a director of China Netcom Corporation International Limited, and has also served as Chief Executive Officer and director of Asia Netcom Corporation Limited since March 2003 and October 2003, respectively. Dr. Tian has served as a director of China Netcom (Group) Company Limited since 2001. He has also served as Vice Chairman and a non-executive director of PCCW Limited since April 2005. Dr. Tian is also a director of AsiaInfo Holdings Inc., a Nasdaq-listed company, and an independent director of TCL Corporation, a company listed on Shenzhen Stock Exchange. Dr. Tian was once a director of Trend Micro Inc., a company listed on the Tokyo Stock Exchange. Dr. Tian is also a member of International Business Council of World Economic Forum and Harvard Business School Asia Advisory Committee. Prior to joining China Netcom (Holdings) Company Limited, Dr. Tian was the co-founder and Chief Executive Officer of AsiaInfo Holdings Inc., a Nasdaq-listed company providing software and networking solutions in China. Dr. Tian has extensive experience and knowledge in the telecommunications and IT industry management and financing. Dr. Tian received a Ph.D. in natural resources management from Texas Tech University in 1992, an M.S. degree in ecology from the Graduate School of the Chinese Academy of Sciences in 1988, and a B.S. degree in environmental biology from Liaoning University in 1985.

Zhang Xiaotie, 52, Executive Director and Joint Company Secretary, has served as a Director since October 2004. He has also served as a director of China Netcom (Group) Company Limited since September 2004 and Vice President of China Netcom Group since July 2003. From June 2002 to July 2003, Mr. Zhang also served as Assistant to President, General Manager of Planning and Finance Department of China Netcom Group. Before joining China Netcom Group, Mr. Zhang held a series of senior-level positions at the former MPT, the MII and Beijing Administration of Telecommunications. Mr. Zhang graduated from the School of Economics and Management of Tsinghua University with an M.S. degree.

Miao Jianhua, 53, Executive Director, has served as a Director since October 2004. He has also served as a director of China Netcom (Group) Company Limited since September 2004 and Assistant to President of China Netcom Group since September 2003. Since June 2002, Mr. Miao has served as the General Manager of the Human Resources Department of China Netcom Group. Before joining China Netcom Group, Mr. Miao served as Director of the Inspection Bureau of the former MPT and the MII from 1997 to early 2002, and held senior-level positions at the former Jilin Provincial Administration of Posts and Telecommunications prior to June 1997. He graduated from the Australian National University with a master's degree in management.

Jiang Weiping, 53, Non-executive Director, has served as a Director since October 2004. He has also served as a director of China Netcom (Group) Company Limited since September 2004 and Assistant to the President of China Netcom Group since July 2004. From May 2000 to July 2004, Mr. Jiang served as General Manager in each of Liaoning Communications Company and the former Liaoning Telecommunications Company. From August 1984 to May 2000, he held a series of senior-level positions in the Liaoning Provincial Administration of Posts and Telecommunications, including Deputy Director and Director from August 1993 to May 2000. Mr. Jiang graduated from the Harbin Institute of Technology with a bachelor's degree in radio communications.

Li Liming, 54, Non-executive Director, has served as a Director since October 2004. She has also served as a director of China Netcom (Group) Company Limited since September 2004 and Deputy General Manager of Human Resources Department of China Netcom Group from July 2003 to August 2004. Before joining China Netcom Group, Ms. Li held a series of senior-level positions at Jitong Network Communications Company Limited from November 1994 to July 2003. Ms. Li graduated from the Radio Department of Tsinghua University with a bachelor's degree in semiconductor devices.

Keith Rupert Murdoch, 74, Non-executive Director, previously served as a Director from 2001 to June 30, 2004. He agreed to serve again as a Director and began his current term since October 2004. He is Chairman and Chief Executive of News Corporation Limited and Chairman and Chief Executive Officer of Fox Entertainment Group. Mr. Murdoch has been the Chairman and Chief Executive of News Corporation Limited since 1979 and Chairman and Chief Executive Officer of Fox Entertainment Group since 1985. Mr. Murdoch is a world-renowned corporate executive in the telecommunications and entertainment industries.

Yan Yixun, 66, Non-executive Director, has served as a Director since 2001. He has also served as a director of China Netcom (Group) Company Limited since September 2004. He is a member of the Standing Committee of the Tenth National People's Congress and also the deputy director and a member of the Finance and Economics Committee of the Tenth National People's Congress. From December 1992 to November 2000, Mr. Yan served as Vice Chairman of the Academy of Sciences, prior to that Mr. Yan served as Director of Shanghai Technical Physics Research Institute. Mr. Yan received an M.S. from the Institute of Electronics of the Academy of Sciences and an M.S. degree in micro-electronics and a B.S. degree in electronic appliances from Tsinghua University.

John Lawson Thornton, 51, Independent Non-executive Director, has served as a Director since October 2004. He is a professor and director of Global Leadership Project at Tsinghua University in Beijing. Prior to July 1, 2003, Mr. Thornton served as President and co-Chief Operating Officer of Goldman, Sachs & Co. and as a member of its board of directors. Mr. Thornton is a director of Ford Motor Company, News Corporation Limited, Intel Corporation and the Pacific Century Group, Inc. Mr. Thornton received an M.P.P.M. from the Yale School of Management in 1980, a B.A./M.A. in jurisprudence from Oxford University in 1978 and an A.B. in history from Harvard College in 1976.

Victor Cha Mou Zing, 54, Independent Non-executive Director, has served as a Director since October 2004. Since September 2001, Mr. Cha has been the Managing Director of HKR International Limited, a company listed on the Hong Kong Stock Exchange. He is also a member of the Chinese People's Political Consultative Committee of Zhejiang Province and a council member of the Hong Kong Polytechnic University and the Hong Kong Institute of Education. Mr. Cha graduated from Stanford University Graduate School with a master's degree in business administration and University of Wisconsin with a B.S. degree in economics.

Dr. Qian Yingyi, 48, Independent Non-executive Director, has served as a Director since October 2004. He is also a professor of Economics at the University of California, Berkeley. Since 2002, Dr. Qian has been a special-term professor in the School of Economics and Management at Tsinghua University and a visiting professor in the School of Economics at Peking University. Before joining the Berkeley faculty in 2001, Dr. Qian taught in the Department of Economics at Stanford University between 1990 and 1999 and in the Department of Economics at the University of Maryland. In 1990, Dr. Qian received his Ph.D. in Economics from Harvard University, after receiving an M.Phil. in Management Science/ Operations Research from Yale University and an M.A. in Statistics from Columbia University. In 1981, Dr. Qian graduated from Tsinghua University in Beijing with a B.S. degree in mathematics.

Hou Ziqiang, 67, Independent Non-executive Director, has served as a Director since October 2004. He is also an independent non-executive director of Varitronix International Limited since March 2005. Mr. Hou founded China Kejian Company Limited in 1984. From 1993 to 1997, Mr. Hou was Director of the Institute of Acoustics of the Chinese Academy of Sciences. From 1988 to 1993, Mr. Hou was Secretary General of the Chinese Academy of Sciences. Mr. Hou graduated from Peking University in 1958 with a bachelor's degree in physics.

Timpson Chung Shui Ming, G.B.S., J.P., 53, Independent Non-executive Director, has served as a Director since October 2004. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is an executive director and CEO of Shimao China Holdings Limited and also an independent non-executive director of Stockmartnet Holdings Ltd., Hantec Investment Holdings Limited, Tai Shing International (Holdings) Limited and Glorious Sun Enterprises Limited. In addition, Mr. Chung is a member of the National Committee of the 10th Chinese People's Political Consultative Conference, the deputy chairman of the council of the City University of Hong Kong, a member of the Hong Kong Housing Authority and a court member of the University of Hong Kong. In the last three years, he was a director of Extrawell Pharmaceutical Holdings Limited and China Rich Holdings Limited and was the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Hong Kong Special Administrative Region Government Land Fund Advisory Committee, a member of the managing board of the Kowloon-Canton Railway Corporation and the Chairman of its Property Development Committee, and a member of the Disaster Relief Fund Advisory Committee. Mr. Chung obtained a Bachelor of Science Degree from the University of Hong Kong and a Master Degree of Business Administration from the Chinese University of Hong Kong.

Senior Management Officers

Dr. Tian Suning, 41, Vice Chairman, Executive Director and Chief Executive Officer.

Zuo Xunsheng, 54, has served as Senior Vice President since July 2004, and is responsible for marketing operations and network operation and maintenance. He has also served as Vice President of China Netcom Group since April 2002. Before joining China Netcom Group, Mr. Zuo was President of the former Shandong Telecommunications Company from May 2000 to April 2002. From October 1997 to May 2000, Mr. Zuo served as Director of the former Posts and Telecommunications Bureau of Shandong Province. From 1988 to 1997, Mr. Zuo held senior-level positions as Deputy Director and Director in the former Bureau of Telecommunications of Jinan City.

Pei Aihua, 54, has served as Senior Vice President since July 2004, and is responsible for new technology and network planning and construction. He has also served as Vice President of China Netcom Group since April 2002. Before joining China Netcom Group, he was Deputy General Manager of the former Beijing Telecommunications Company from July 2001 to April 2002, General Manager of Sichuan Provincial Telecommunications Company from July 2000 to July 2001, and Deputy Director of the former China General Bureau of Posts and Telecommunications from June 1997 to May 2000. He graduated with a master's degree in information and communication management jointly sponsored by the Management School of Fudan University and the Norway Management School. He graduated from Changchun Optical Precision Machinery College with a master's degree in photo electronics and physical electronics in 1993 and Beijing School of Post and Telecommunications in microwave technology in 1976.

Zhang Changsheng, 57, has served as Senior Vice President since July 2004, and is responsible for legal, general and corporate information matters. He has also served as Vice President of China Netcom Group since February 2003. Before joining China Netcom Group, Mr. Zhang served as Assistant to Governor and Secretary General at the Jiangsu Provincial Government from October 1995 to February 2003. From July 1988 to October 1995, he held a series of high level positions in the Ministry of Personnel. He graduated from the Military School of the People's Liberation Army in 1981.

Zhao Jidong, 54, has served as Senior Vice President since July 2004, and is responsible for international telecommunications business and the Olympic Games related telecommunication services. He has also served as Vice President of China Netcom Group since July 2003. Before joining China Netcom Group, Mr. Zhao served as General Manager of Beijing Communications Company from July 2002 to July 2003, and General Manager of former Beijing Telecommunications Company from May 2000 to July 2002. From November 1994 to May 2000, Mr. Zhao held a series of senior-level positions in the former Beijing Telecommunications Bureau. Mr. Zhao graduated with a master's degree in information and communication management jointly sponsored by the Management School of Fudan University and the Norway Management School, and from Fudan University with a B.A. degree in English in 1975.

Dr. Fan Xingcha, 39, has served as Chief Financial Officer since 2000. Since April 2000, Dr. Fan has served as Vice President of Strategy and Business Development and Executive Vice President of Operations of China Netcom Holdings, and Chief Financial Officer of CNC Hong Kong, and has also served as Chief Financial Officer of Asia Netcom since March 2003. He has also served as a non-executive director of PCCW Limited of Hong Kong since April 2005. Prior to joining China Netcom Holdings, Dr. Fan was a senior consultant of McKinsey & Company in its Shanghai office. Dr. Fan received a Ph.D degree in computer science from Flinders University in 1996 and a master's degree in electrical engineering from Southeast University in China in 1987.

Li Fushen, 42, has served as Controller since July 2004. Since October 2003, he has served as General Manager of the Finance Department of China Netcom Group. From November 2001 to October 2003, he served as Deputy General Manager of Jilin Communications Company and Deputy General Manager of the former Jilin Provincial Telecommunications Company. He graduated from the Australian National University with a master's degree in management, and from the Jilin Engineering Institute with a degree in engineering management in June 1988.

Joint Company Secretaries

Zhang Xiaotie, 52, serves as Executive Director and Joint Company Secretary.

Oliver E Lixin, 38, Joint Company Secretary, Assistant to the Chief Financial Officer and Qualified Accountant, has served as Financial Controller of China Netcom Holdings since September 1999. Mr. E is a full time employee and a member of the senior management of our Company. Before joining China Netcom Group, he had worked as a Senior Manager of China International Capital Corporation, an Auditor at Deloitte Touche Tohmatsu Hong Kong and an Accountant in Bank of China Head Office. Mr. E graduated from Renmin University in 1989 with a bachelor's degree in economics, with a major in international finance. Mr. E is a fellow member of the Association of Chartered Certified Accountants.

Corporate Governance and Management Innovation

China Netcom is consistently committed to maximizing shareholder value. In 2004, we reorganised our board of director pursuant to international corporate governance practices. We engaged several domestic and internationally renowned professionals to further enhance independence of the board of directors. Four professional committees, in particular corporate governance committee, were reorganised or established accordingly. In 2004, we specially arranged relevant professional associations to provide corporate governance related training for our Executive Directors and Management. Furthermore, the positions of Chairman and Chief Executive Officer are clearly separated aiming to provide greater independence between the Board and Management. Accordingly, the Chairman will focus his attention on major strategic issues as well as corporate governance.

1.   Board of Directors

     Our board of directors consists of five independent non-executive Directors, four non-executive Directors and four executive Directors, most of whom are external independent non-executive Directors and non-executive Directors. A majority of the Board seats are taken by Non-executive Directors, which ensures that decisions are made independently of Management and in the best interests of shareholders. Members of the board of directors are all professionals from the telecommunications industry and finance industry, etc. They have extensive professional background and rich experience, and takes positive role in driving our development and corporate governance.

     Mr. Leng Rongquan left the Company and resigned as Vice Chairman of our Board of Directors on 5 November, 2004. We wish to express our most sincere gratitude for his significant long-term contribution to the Company.

     Our Board of Directors holds four regular meetings every year and will hold special meeting, if necessary.

2.  Board Committees

     The Board has established four committees, namely the Corporate Governance Committee, the Audit Committee, the Compensation Committee and the Strategic Planning Committee. The mandates of these committees were approved at a Board Meeting held on 1 February 2005.

     (1)  Corporate Governance Committee

          The Company is fully committed to thecontinuous improvement of its corporate governance. Therefore, it has established the Corporate Governance Committee which consists of two independent Directors and two executive Directors with Mr. John Lawson Thornton serving as Chairman. The primary duties of the Committee are to supervise the effective implementation of our corporate governance policies, supervise the efficiency and legal compliance of our Board of Directors and senior management structures and make recommendations to our Board of Directors in order to optimize our corporate governance structure. As an accomplished former senior investment banker, Mr. Thornton is well qualified to provide effective leadership to the Committee and foster improvements in our governance standards.

     (2)  Audit Committee

          The Audit Committee, consisting of four independent Directors, is responsible for supervising and managing our financial reporting system. Mr. Timpson Chung Shui Ming, a member of the Hong Kong Institute of Certified Public Accountants and of the Association of Chartered Certified Accountants, serves as Chairman. Mr. Chung's extensive experience will help us continuously improve our internal control and financial reporting systems. The committee held one meeting in 2004. At the meeting, members mainly discussed the mandate of the Committee, issues relating to the Company's audit for 2004 and improvements to our internal controls. The composition and mandate of the Audit Committee comply with the Code on Corporate Governance Practice as set out in Appendix 14 to the Listing Rules of Hong Kong Stock Exchange.

     (3)  Compensation Committee

          At the foundation, the Compensation Committee consisted of three Directors. With the approval of the Board meeting held on 1 February 2005, two additional members were added. The Compensation Committee currently consists of three independent Directors, one non-executive Director and one executive Director. Mr. Keith Rupert Murdoch serves as Chairman. The primary duties of the Committee include reviewing the compensation of our Directors and Executive Officers and making recommendations to the Board of Directors. Mr. Keith Rupert Murdoch serves as Chairman. The Compensation Committee held one meeting in 2004, at which the committee members discussed and approved recommendation to the Board (1) the appointment of Mr. Victor Cha Mou Zing and Mr. Hou Ziqiang, two of our independent non-executive Directors, as members of the Compensation Committee and (2) the compensation of senior officers and non-executive Directors. In addition, the Committee members discussed the mandate of the Committee. The composition and mandate of the Compensation Committee comply with the Code on Corporate Governance Practice as set out in Appendix 14 to the Listing Rules of Hong Kong Stock Exchange.

     (4)  Strategic Planning Committee

          The Strategic Planning Committee consists of six directors with Mr. Zhang Chunjiang serving as Chairman. The primary duties of the committee are to review our development strategies, supervise their implementation and review major investment projects.

3.   Investor Relations and Information Disclosure

     We have established an investor relations department which is dedicated to serving our investors by providing them with adequate and timely information and responding to their enquiries promptly. The department maintains close relationships with investors and research analysts.

     In addition to the press conferences for the announcement of annual and interim results and non-deal roadshows, our investor relations department proactively conducts one-on-one meetings and conference calls with analysts and investment managers in order to foster extensive and open communications and good relationships. The department also arranges investor site visits and face-to-face meetings with Management. A dedicated Investor Relations section of our corporate website provides all interested parties with regularly updated information about our developments and announcements. In the future, we will continue to improve the website to provide a two-way communication platform between the Company and its investors. In 2005, the Company will hold Investor Day and non-deal roadshows to encourage more direct communication between investors and our management.

     We are committed to establish an information disclosure mechanism that is timely, fair and equitable. In addition to the disclosure of information required by the regulatory authorities, we proactively provide timely information about major business and financial developments to the global capital markets through various means including announcements, press conferences, press releases and our website. In order to ensure accurate and timely disclosure of information, we have formulated and implemented the "Information Disclosure Policy". The Policy clearly defines the internal information reporting procedures as well as the responsibilities of Management, various department and branches with respect to the collection and disclosure of information. In addition, the Policy also identifies specific departments in charge of its implementation and regular amendments and improvements.

4.   Internal Controls

     The establishment of a sound and comprehensive internal control system is one of the top priorities for the Company.

     An independent Audit Committee was established under our Board of Directors while a dedicated internal audit department was established to perform various internal auditing tasks. In 2004, we implemented profound reforms to the internal auditing management mechanism. In particular, all internal auditing personnel were directly assigned to various branches and were under the supervision and management of the centralized internal auditing department, which greatly strengthened the independence, authority, and integrity of internal audit procedures.

     In order to enhance our supervision of and control over operations processes and to establish an effective corporate governance structure to protect shareholders' interests, we initiated a significant upgrade of our internal controls in line with an internationally recognized risk management framework established by COSO. Our systems as well as work-flows were standardized and a clear authority management system was implemented at different levels in the Company. Our objective is to establish an internal control mechanism applicable to the business model of Red Chip companies, which will comply with the latest regulatory requirements and international standards and will be trusted by global investors and regulators. In order to accomplish this task, we have set up dedicated project steering and implementation teams. We have also engaged an international reputable consulting firm to advise us on the improvement of our internal control system. As of the end of 2004, we had completed the design of our internal control framework and prepared the first draft of our internal control manual. Once the project is completed and the new control system is fully implemented, the Company will be in a position to better control its operational and managerial risks. This will ensure the accuracy and consistency of financial information and ensure better protection of our shareholders' interests.

5.   Financial management

     In 2004, the Company strengthened centralized financial management controlled the allocation of resources in a centralized and more efficient way and fulfilled its cost cutting objectives through a new financial management system that allows prompt response to our business needs and market demands.

     In 2004, the Company centralized the fund management of the provincial branches. The provincial branches in our northern service region were given discretionary spending limits for daily operations whereas branches in our southern service region and International branches need to remit all revenue collections to the Group and separately submit their funding requirements. The Company also implemented real time monitoring of our fund flows through online banking to increase company-wide funding efficiency and lower funding risks. This has led to significantly lower interest cost and stronger capital structure. The Company adopted strict cost control measures by implementing specific spending limits monitored under a company-wide budgetary management system encompassing corporate strategies, operations planning, budgeting, controls, performance analysis and individual performance appraisal (KPI). The Company has designed a performance evaluation system, as well as an incentive system to clearly identify responsibilities and reward good performance.

6. Reform of sales and marketing

     In 2004, throughout our northern service region, the Company implemented a sales and marketing reform to heavily promote a Community Manager system. The proportion of sales and marketing staff to total staff increased to over 40%. The implementation of the Community Manager system optimized the allocation of human resources and stimulated the motivation of sales and marketing staff. This accelerated our response to market demand, improved service quality, and substantially enhanced our sales and marketing capabilities. As a result, business volume generated through community managers accounted for more than 20% of all usages during the year.

7. Reform of network operation and maintenance system

     After primarily completing the reform of our network operation and maintenance mechanisms, we further optimized the organizational structure for the operation and maintenance staff. As a result, the proportion of operation and maintenance staff to total staff decreased from 45% to 29%. Dedicated network management centers were established in various provincial branches, allowing a gradual centralization of maintenance, management, control, and resource deployment, which eventually increased the network utilization and efficiency.

     A three-tier response system was preliminarily established. This system offered enhanced support to sales and marketing as well as customer service activities through proactive pre-sales subscriber demand analysis, formulation of technological solution, account activation, service offering and problem shooting.

     In 2004, the Company successfully increased cost awareness of the network operation and maintenance staff. We strengthened the budget management for operation and maintenance activities and further centralized administration of spare parts and consumables, devices and meters. Outsourcing of maintenance services, such as expenditures for maintenance and repair and overheads, were under central administration. We significantly reduced the network operation and support expense by successfully integrating our networks and substantially terminating relevant lease for circuits.

Human Resources Development

The Company further improved its human resources system in 2004. We established a staff motivation mechanism which functions from different aspects at different levels, so as to enhance our core competences and to ensure abundant supply of human resources to achieve our operational strategic goals and sustainable development.

In order to optimize our human resources allocation, improve labour productivity and enchance market competitiveness, the Company embarked personnel and corporate structure reorganisation. We compressed organizational hierarchy, streamlined operation work flow, adjusted the staffing structure, reduced the head count of middle-level management personnel and reduced administrative, management and maintenance staff. We strengthened our marketing and sales teams to materialize a market-oriented development.

The Company has provided targeted staff training to improve the quality and capability of our personnel, in particular the strategy formulation skills of our middle-level and senior management. For example, we arranged advanced foreign language training for the middle and senior management. Selected middle-level and senior management personnel participated in the PMD project of Harvard Business School for strategic conceptual training, developing global vision and in-depth management knowledge, and attended the TGMP project and MBA
(DBA) for nurturing leadership skills, strategic development capability and monitoring changes. We provided training on capital market knowledge for all staff. Case study course of Harvard Business School is also available on-line. The Company will continue to enhance its training effort in 2005.

The Company further adjusted its remuneration system in 2004 to refine the remuneration mechanism with a market-oriented and performance-based approach. More efforts were devoted to the establishment of a performance evaluation system, with key performance indicators and management by objectives as its core performance management mechanisms. The Company also adopted a share option scheme to enhance the middle-level and senior management reward system and retain high calibre personnel. The purpose of the scheme is to tie the interests of the middle-level and senior management with those of the Company so as to extend the effect of motivation in the long term.

The Company reinforced overall management and control of labour costs by establishing a labour cost model based on efficiency in 2004. The labour costs were linked with performance so as to promote staff's work enthusiasm and labour efficiency.

Business Review

o Our broadband business became one of the strong driving force for the growth of the Company's businesses. Number of subscribers increased by 145.3% compared to the same period in 2003. Our market share in our northern service region was 95.8%, an increase of 6.6 percentage points compared to the same period in the previous year

o The number of fixed-line subscribers increased by 15.5% compared to the same period in the previous year. Of which, the number of PHS subscribers grew by 103.1%. With control over capital expenditures and operating expenses, a better return on investment was recorded for PHS services

o Value-added businesses grew at an explosive manner. Volume of PHS short messages grew by 1,503.4%, 58.2% of our subscribers subscribed to our call identification service, an increase of 8.6 pencentage points compared to the same period in the previous year

o The number of business customers for our international telecommunications services expanded rapidly. Points of connection for international managed data services reached 2,985, an increase of 216.5% compared to the same period in the previous year. International leased line bandwidth reached 25,172Mbps, an increase of 109.2% compared to the same period in the previous year

o Results on cost control were remarkable. Operating efficiency improved significantly

o Investment efficiency improved significantly, with capital expenditure well controlled within the budget. Capital expenditure for 2004 was down by 25.6% over the previous year, whereas the needs in business growth were satisfied

o Our financial position was healthier, with debt to capitalization ratio decreased by 7.6 percentage points. Through centralized treasury management, our interest bearing debt was reduced by RMB11,772 million

o Our free cash flow(1) was even stronger than ever, with an increase of RMB8,827 million compared to the same period in the previous year

     (1) Free cash flow represents net cash inflow from operating activities after deducting our capital expenditures.

The telecommunications industry in China continued to grow steadily at a rate of 12.6% in 2004. Meanwhile, market competition became more intense. Under the background of mobile substitution and high-end client market becoming saturated, the Company adopted differential "geographic development strategies" for the development of our three core businesses, namely, broadband, fixed-line telephone services (including PHS services) and value-added services, based on our positions in different service regions. By strengthening customer services and management of sales and marketing channels, we endeavoured to increase traffic volume and promote value-added service. Impressive performances were achieved by our principal services, which further consolidates our leading position in our northern service region.

After adjusting the pro forma figures prepared in accordance with the Listing Rules of Hong Kong pursuant to the requirements in the US, our revenue reached RMB61,055 million in 2004, representing a growth of 8.9% compared to the same period in the previous year. Growth sustained for our principal services. Excluding dial-up Internet access, growth in fixed-line telephone services remained steady, with 10.769 million new subscribers acquired and local voice traffic increased by 9.6%. Broadband subscribers also grew by 145.3% to 6.218 million. Our market share in our northern service region was 95.8%, and became a strong driving force for the growth of the Company . Value-added services also grew rapidly. 58.2% of our subscribers subscribed to our call identification service. Volume of PHS short messages increased by 1,503.4% over the previous year, and became an important new driving force for revenue growth. Strong growth was recorded for our international telecommunications services. Points of connection for our international managed data services reached 2,985 and international leased line bandwidth amounted to 25,172 Mbps, an increase of 109.2% compared to the same period in the previous year.

The following table illustrates the key operating data in 2004, 2003 and 2002:


                                                                                          % of
                                                                                      increase
                                                   2002         2003         2004    for 03-04

Fixed-line subscribers ('000)                    58,358       69,614       80,383         15.5
Including: PHS subscribers ('000)                 1,403        7,423       15,073        103.1
Broadband subscribers ('000)                      577.4      2,535.2        6,218        145.3
Total usage (pulses in millions)                173,329      179,100      175,587         -2.0
Including: Excluding Internet
           dial-up usage
           (pulses in millions)                 136,158      147,459      161,552          9.6
           Internet dial-up usage
           (pulses in millions)                  37,171       31,641       14,035        -55.6
Domestic long distance calls
(minutes in millions)                          17,059.3     20,357.5       22,954         12.8
International(1) long distance calls
(minutes in millions)                             349.7        419.5          436          3.9
Number of ports for DDN (ports)                 103,778      109,775      106,870         -2.6
Number of ports for Frame Relay (ports)          30,220       35,987       42,389         17.8
Number of ports for ATM (ports)                     496        1,088        4,039        271.2
Digital circuits leased (x2Mbps)                 72,764       78,739       79,886          1.5
Volume of PHS short messages (in millions)            -        79.27        1,271      1,503.4
Penetration for caller identification (%)          29.5         49.6         58.2       8.6 pp


(1) Including calls to Hong Kong, Macau and Taiwan.

Broadband and other Internet-related services

The broadband and other Internet-related services underwent rapid development in 2004, with 3.683 million broadband subscribers newly acquired, representing a growth of 145.3%. Our broadband service gained a market share of 95.8% in our northern service region, with an increase of 6.6 percent points compared to the same period in the previous year.

              2002-2004 Growth in number of broadband subscribers
                              (unit: in thousands)


 2002-2004 Market share of our broadband service in our northern service region
                      (in terms of number of subscribers)



In order to achieve economy of scale in our broadband business, we have adopted differential customers development strategies targeting different characteristics and our network advantages in different regions. We focused our deployment in major cities and densely populated regions. We sought to use our abundant "last mile" infrastructure in our northern service region to expand our DSL services, with DSL subscribers accounted for 75.1% of our total broadband subscribers. In our southern service region, we developed LAN business selectively by linking to commercial buildings and residential areas of high utilization rate. LAN subscribers accounted for 94.4% of the total number of our broadband subscribers in our southern service region, representing a growth of 893.9% compared to the same period in the previous year. At the moment, our broadband subscribers only accounted for 7.7% of our total fixed-line subscribers, implying a relativey enormous growth potential.

We strengthened the establishment of the broadband value chain by forming alliance with content providers, ISPs and equipment manufacturers in 2004. Primary focus was given to the development of broadband content such as games, education and video, and tens of popular online games were introduced to stimulate usage and stablize ARPU.

In order to attract more broadband subscribers and expand the scale of our broadband service, we introduced a series of ADSL broadband products with different access speeds, including 1M, 2M and 4M, to cater to different customers in terms of affordability and demand for bandwidth, and the tiered broadband access product system was gradually in place. The proportion of broadband subscribers using high-speed products also increased. Meanwhile, different marketing strategies on different broadband products including annual/monthly prepaid packages, limited usage packages and charging-by-usage packages were introduced to attract more subscribers.

Due to the huge subscriber base and the economy of scale as a result of the rapid growth, the investment per line and procurement cost of DSL equipment dropped sharply, which helped to ensure a satisfactory return on our broadband investments.

Fixed-line Telephone Services

As our core business, growth in our fixed-line telephone business remained steady in 2004. The number of our fixed-line subscribers reached 80.383 million, with 10.769 million of fixed-line subscribers newly acquired, a growth of 15.5% compared to the same period in the previous year. Our fixed-line telephone services enjoyed a market share of 94.5% in northern service region, which further consolidated our dominance in on northern service region. Growth in our fixed-line telephone business was mainly driven by the rapid growth in PHS services, which had 7.65 million of subscribers nowly acquired in 2004, a growth of 103.1% compared to the same period in the previous year. The development of PHS services has mitigated the effect of mobile substitution.

        2002-2004 Growth in the number of our fixed-line subscribers in our northern service region by segments
                        (unit: subscribers in thousands)


In 2004, total usage excluding Internet dial-up usage reached 161,552 million pulses, an increase of 9.6% compared to the same period in the previous year. Internet dial-up usage reached 14,035 million pulses, dechining 55.6% compared to the same period in the previous year. The decline was mainly attributable to migration to broadband services.

We persistently developed our fixed-line telephone service efficiently in 2004. Sales and marketing efforts were devoted to increase traffic. By leveraging on the Company's strength in integrated operations, we were able to cross-sell fixed-line telephone, broadband service and PHS services. Tariff package covering different call volumes were designed to loyalty to our network and our business. With the further optimization of PHS network, network coverage and quality of calls was secured in areas of considerably high usage. Meanwhile, by effective measures such as controlling the handset subsidy cost, improving the sales and marketing through agents and consignees, and opening the handset market, we achieved rapid development and sound return on investment for our PHS services.

Value-added services

Our value-added services had a robust growth in 2004, making this segment a growing star for the Company.

In 2004, we devoted much efforts to promote our value-added services, such as caller identification, telephone information services and PHS short messaging services. As of the end of 2004, the penetration of caller identification was 58.2%, an increase of 8.6 percentage points from the previous year. The usage of our telephone information services was 2,489 million minutes in 2004, an increase of 85.6% from the previous year. PHS short messages grew rapidly in 2004. In December 2004, the Company finalised the arrangement on interconnection of short messages with China Telecom, China Mobile and China Unicom, which gave additional impetus to the growth of PHS value-added services. The volume of PHS short message reached 1,271 million in 2004, representing a growth of 1,503.4% compared to the same period in the previous year. The Company also actively promoted other value-added services such as "Personalized Ring" service, which was launched in our northern service region at the end of 2004, and rapidly acquired 0.34 million subscribers.

The growth in value-added services effectively enhanced the utilization rate of the fixed-line network, and compensated the fall in ARPU of traditional local fixed-line telephone business to a certain extent. Furthermore, a relatively high return on investment for value-added services due to generally lower investment costs.

Long distance services

Growth in our long distance services remained steady in 2004. Domestic long-distance calls reached 22,954 million minutes, representing an increase of 12.8% compared to the same period in the previous year. Our market share in our northern service region was 42.3%. As competition from VOIP service providers became more intense, our market share fell slightly compared to the same period in the previous year.

                     2002-2004 Domestic long distance calls
                          (unit: minutes in millions)

International long distance calls , including long distance calls made to Hong Kong, Macau and Taiwan, reached 436 million minutes in total, representing an increase of 3.9% compared to the same period in the previous year. Our market share in our northern service region was 55.5%. As competition became more intense, our market share fell slightly compared to the same period in the previous year.

                  2002-2004 International long distance calls
                          (unit: minutes in millions)


Through product bundling and concessions for different time period, our traffic was increased and our market share was sustained. We flexibly used VOIP products and telephone cards to develop wholesale and agency services of long distance calls to tackle market competition and achieved steady development in the long distance services.

Interconnection Service

With the overall growth in domestic telecommunications market and the continous expansion of the Company's customer base, volume and revenue from interconnection service between the Company and other telecom operators also increased. The volume of inbound calls through our networks increased by 16.0% in 2004 compared to the same period in the previous year.

Managed Data Services and Leased Line Service

Our managed data and leased line services remained stable with modest growth in 2004. As there was more demand for higher bandwidth, there was a shight dechine in DDN service, as apposed to a substantial increase in high speed data communication services such as FR and ATM. The number of leased ports for FR and ATM increased by 17.8% and 271.2% respectively compared to the same period in the previous year, whilst bandwidth of leased circuits grew by 76.2% and 159.5% respectively.


                     2002-2004 Number of standard ports for
                      managed data services (unit: ports)


We focused on developing business and data communication services. As many headquarters of larger customers were located in Beijing, the national capital, we developed our business and data communication services by capitalizing on the links of these business customers throughout China. Furthermore, we provided regional end-to-end telecommunications solutions to its customers by fully utilizing its advantages of international network resources. Within value-added services segment, the Company focused on promoting VPN solutions to customers for remote offices access, network management solutions, and network security solutions, and attracted customers to stay with us by leveraging on our advantages over network and services. There was a substantial increase in leased line to business customers, which was up by 46.8% in 2004 in term of bandwidth leased.

As more and more carrier customers built their own network and generally reduced the circuits leased with the Company in 2004, bandwidth of circuits leased by carrier customers decreased by 32.3% from the previous year.

                 2002-2004 Leased Line Bandwidth (unit: X2Mbps)

International Telecommications Services

Through further consolidation of our domestic and overseas advantages and utilization of the pan-Asia network platform with China as the centre, our international telecommunications services sustained rapid growth in 2004. We provided 2,985 points of connection for our international managed data service and secured bandwidth of 25,172 Mbps for its leased line service in 2004, representing an increase of 216.5% and 109.2% respectively compared to the same period in the previous year. By establishing direct circuit connection and bilateral voice service with major or tier I carriers, and actively developing refile service, our international incoming traffic reached 1,724 million minutes, or an increase of 77.7% compared to the same period in the previous year. Furthermore, international voice service also grew rapidly, which in turn substantially reduced the Company's cash cost for the settlement of international outgoing calls.

Branding

The Company further consolidated its branding, and successfully launched "A Broadened World" as the core brand value for its new corporate image in 2004. Parallel with the launch of its new corporate image, we launched promotion activities on a broad level for the new image brand by capitalizing on the opportunities arising from our parent's role as the exclusive fixed-line telecommunications partner for Beijing 2008 Olympic Games. Additionally, we terminated a number of brand names that were associated with the company, effectively eliminating confusion in the market and enhancing the Company's image and core brand.

Stronger brand faciliated the business development of the Company. In our southern service region, the Company promoted its business and data services through the broadband business brand of "CNC Connected" and the promotion of MPLS VPN by capitalising on the excellent opportunity in being "Official Partner of the 2008 Olympic Games". We have set up an excellent reputation of "CNC + broadband + Olympic partner = Expert in business communication" among the local business customers.

Marketing and Customer Service

Since early 2004, we have commenced re-engineering and optimization of its sales and marketing initiatives. Planning, optimization and management of its marketing channels were improved. Apart from our endeavours in the promotion of the community manager system, a sales service system comprised of major accounts manager, community managers, sales outlets, "10060" customer service hotline, on-line sale outlet was formed, whereby the Company was able to cater to the needs of subscribers at different levels. This enabled the Company to enhance its capabilities in serving the unique requirements of different customer groups with differentiated services.

The Company also optimised its channels and processes for delivering customer services. An integrated platform was created for customer services, with "10060" hotline becoming both a sales outlet as well as the customer service center. "10060" is the nationwide telephone number for our customer service centers across China, providing customer services on an integrated platform, for all our service offerings, at a uniform standard, under the same brand. Our service capabilities were improved. Some of the branch offices achieved 80% of total new orders concluded via the "10060" customer service hotline. 7x24 one-stop servicing report and complaint service was provided to major customers to fulfill their customized needs. A customer care and loyalty programme named "Gold Club" was launched for the high end business and individual customers. With these measures in place, satisfaction and loyalty of the Company's customers were improved significantly. China Netcom Group, our parent company which covers our service region on a consolidated basis, has been ranked first for three consecutive years in a customer satisfaction survey conducted by the Ministry of Information Industry of China.


Network Construction

In 2004, our goal on network construction was to secure our strategic focus and investment efficiency. Efforts in network optimization were deployed to reduce network maintenance and operation cost, improve utilization rate and operating efficiency through network optimization. It is contemplated that return on investment were improved whilst needs for business growth were met. Therefore, in 2004, our network construction activities focused at those projects with good return on investment and huge demand from the market, particularly in the construction of broadband access, data network and local access network.

Support System Construction

The construction and upgrade of our resources planning system, integrated billing and settlement system, statistical information system, finance system, human resources system and office administration system were in progress. These systems did not only serve to meet the needs for business growth, but also served to enhance our internal control, as well as the management standards for our operations, services and subscribers, and to satisfy the ever changing requirements and evolvement of demands from subscribers. Through rationalized and centralised IT solutions, and sharing and efficient utilisation of enterprise resources, the Company's capabilities to support businesses development and efficiency for internal adminstration were enhanced, which would satisfy the requirements as prescribed by the re-engineering of internal work flow for business growth.


Management's Discussion and Analysis of
Financial Condition and Results of Operations

In preparation for the listing of the Company on the Hong Kong Stock Exchange and the New York Stock Exchange, the Company underwent a restructuring, pursuant to which the Company transferred the assets and liabilities of China Netcom (Group) Company Limited, a wholly-owned subsidiary of the Company, to China Netcom Group, the ultimate controlling shareholder of the Company. China Netcom Group then transferred the assets and liabilities related to the fixed-line telecommunication operations in our relevant service regions to the Company, and retained certain assets and liabilities previously owned by the Company (hereinafter referred to as the "Group's retained assets and liabilities"). The Company also transferred certain undersea cable assets of the Asian Pacific region and the related assets and liabilities to China Netcom Group.

As the restructuring was effective on June 30, 2004, the figures for 2003 and the first half of 2004 included the operational and financial data of the Company and the Group's retained assets and liabilities, whereas the figures for the second half of 2004 only included the operational and financial data of the Company. The following discussion and analysis shall be read with the Financial Statements and the notes thereof as set out on pages 88 to 156 of this annual report.

The Company recorded favourable revenue growth to RMB64,922 million in 2004, representing an increase of 8.4% over 2003. Our operating expenses were effectively under control. Our operating expenses were RMB49,486 million in 2004, representing a growth of 1.5% over 2003 which was considerably slower than the growth in revenue. EBITDA(1) was RMB34,190 million, representing a EBITDA margin of 52.7%. Operating profit(2) jumped to RMB15,436 million, growing by 38.3% over 2003. We recorded a net profit of RMB9,248 million, representing a growth of RMB20,359 million against 2003. The size of capital expenditure was effectively controlled at RMB21,239 million. We have sufficient cash flow for the operating activities. The basic earnings per share was RMB1.64.

(1) EBITDA refers to profit before finance costs, interests income, dividend income, income tax, depreciation and amortization, share of loss of associated companies and jointly controlled entity, and minority interests. To supplement our consolidated financial statements presented in accordance with the Hong Kong GAAP, we use the non-Hong Kong GAAP measure of EBITDA, which is adjusted from our results based on Hong Kong GAAP. We believes that EBITDA provides useful information to both management and investors to further analyse our operating results since we, as a company operating in the capital intensive telecommunication industry, incurred significant capital expenditure and finance costs which have significant impact to our results based on Hong Kong GAAP. EBITDA should only be considered in addition to our Hong Kong GAAP results. It should not be considered a substitute for or superior to our Hong Kong GAAP results as it cannot be used to measure operating results and liquidity and does not represent operating cash flows. In addition, our EBITDA may not be comparable to similar indicators of other companies.

(2) Operating profit before interest income, dividend income and deficit on revaluation of fixed assets.

The following sets out the operating revenue, operating expenses, operating profit and net profits of the Company (based on amount and percentage of total revenue).

                                        Years Ended 31 December
                                     2003                      2004
                                       Percentage                Percentage
                              Amount   of revenue       Amount   of revenue
                                 (RMB in millions, except percentage data)

Operating revenue             59,898       100.0%       64,922       100.0%
Operating expenses            48,733         81.4       49,486         76.2
Operating profit              11,165         18.6       15,436         23.8
Net profit                   -11,111            -        9,248         14.2

Revenue

Sources of our revenue consist of revenue from fixed-line telephone services, broadband and other Internet-related services, business and data communications services and international telecommunications services.

Our revenue were RMB64,922 million in 2004, representing a growth of RMB5,024 million or 8.4% over RMB59,898 million in 2003. This growth primarily reflected increases in local telephone, broadband and other internet-related services, value-added services, domestic interconnection fees and international telecommunications services.

The following table illustrates a breakdown of our revenue and their percentage of our total revenue in 2003 and 2004.


                                                Years Ended 31 December
                                               2003                   2004
                                                  Percentage            Percentage
                                           Amount of revenue      Amount of revenue
                                           (RMB in millions, except percentage data)

Domestic Telecommunication
  Services:

  Fixed-line  telephone(1):
    Local:
      Local usage fees                    18,567        31.0%     18,661       28.7%
      Monthly fees                        12,580        21.0      13,743       21.2
      Upfront installation fees            1,044         1.7       1,338        2.1

    Subtotal                              32,191        53.7      33,742       52.0

    Domestic long distance(2)              8,871        14.8       8,813       13.6
    International long distance(2) (3)     1,410         2.4       1,121        1.7
    Value-added services                   1,516         2.6       2,146        3.3
    Interconnection fees from
      domestic carriers                    2,580         4.3       3,903        6.0
    Upfront connection fees(4)             3,965         6.6       3,378        5.2

  Subtotal                                50,533        84.4      53,103       81.8


                                                Years Ended 31 December
                                               2003                   2004
                                                  Percentage            Percentage
                                           Amount of revenue      Amount of revenue
                                           (RMB in millions, except percentage data)

  Broadband and other
    Internet-related services              3,493         5.8       5,058        7.8

  Business and data communications
  services:
    Managed data                           1,215         2.0       1,217        1.9
    Leased line                            2,446         4.1       1,825        2.8

  Subtotal                                 3,661         6.1       3,042        4.7

  Other services                             832         1.4       1,076        1.7
Subtotal                                  58,519        97.7      62,279       95.9

International
  Telecommunications
  Services:
  International long distance                  -           -         181        0.3
  Interconnection fees from
    international carriers                 1,217         2.0       1,012        1.6
  Broadband and other
    Internet-related services                 14         0.0         360        0.6
  Managed data                                64         0.1         309        0.5
  Leased Lines                                63         0.1         496        0.8
  Other services                              21         0.0         285        0.4

Subtotal                                   1,379         2.3       2,643        4.1

Total                                     59,898       100.0      64,922      100.0

(1) Includes revenue from our PHS services. (2) Includes revenue from our IP voice long distance services. (3) Includes revenue from long distance calls to Hong Kong, Macau and Taiwan.
(4) In July 2001, the upfront connection fees charged on basic telephone access services were eliminated by the MII.

Domestic telecommunications services

Fixed-line telephone services

Local telephone services. Revenue from our local telephone services (including PHS services) comprise local usage fees, monthly fees and upfront installation fees.

Revenue from our local telephone services were RMB33,742 million in 2004, representing an increase of RMB1,551 million, or 4.8%, from RMB32,191 million in 2003, accounting for 52.0% of our total revenue in 2004. Local telephone services were still our main services. The growth in revenue from local telephone services benefited from the expansion of subscriber base. In 2004, the Company's subscribers of fixed-line telephone amounted to 80.38 milllion, representing an increase of 10.77 million or 15.5% over 69.61 million in 2003.

Local usage fees. Usage fees for local services include local usage fees charged for local telephone calls and VOIP long distance calls, and usage fees for dial-up Internet access.

Revenue from our local telephone services were RMB18,661 million in 2004, representing an increase of RMB94 million, or 0.5%, from 18,567 million in 2003. The growth was mainly attributable to usage volume of local calls (excluding usage of dial-up Internet services), which was 161.5 billion pulses in 2004, representing an increase of 8.1 billion pulses, or 5.3%, from 153.4 billion pulses in 2003. The usage volume of our dial-up Internet access fell by 44.8%, reflecting the migration of Internet dial-up traffic to broadband services.

Monthly fees. Monthly fees represent the fixed amount of service charges to our customers for using our fixed-line telephone services.

In 2004, our revenue from monthly fees were RMB13,743 million, representing an increase of RMB1,163 million, or 9.2%, from RMB12,580 million in 2003. The revenue growth was largely attributable to the increase in the number of our fixed-line subscribers.

Upfront installation fees. Installation fees represent the amortised amount of the upfront fees received for installation of fixed-line telephone services. These upfront installation fees are amortised over the expected customer relationship period, which is currently estimated to be ten years.

Revenue from the amortised amount of installation fees were RMB1,338 million in 2004, representing an increase of RMB294 million, or 28.2%, from RMB1,044 million in 2003. This increase principally reflects an increasing number of subscribers for the Company.

Long distance services. Revenue from our long distance services consist of usage fees for domestic long distance calls and international long distance calls.

Our revenue from our long distance calls were RMB9,934 million in 2004, representing a drop of RMB347 million, or 3.4%, from RMB10,281 million in 2003. The usage volume of long distance calls was 24.2 billion minutes in 2004, representing an increase of 1.4 billion minutes, or 6.3%, from 22.8 billion minutes in 2003. The decrease in revenue was resulted from a decrease in our realized tariff because of the increase in the proportion of long distance calls carried on our VOIP network.

Value-added services. Revenue from our value-added services consist of fees that we charge our customers for the provision of caller identification, PHS short messages, telephone information services, video- and tele-conferencing and other value-added services.

Revenue from our value-added services were RMB2,146 million in 2004, representing an increase of RMB630 million, or 41.6%, from RMB1,516 million in 2003. The increase was primarily due to the growth in the number of subscribers of our caller identification service, and increased usage of telephone information services, PHS short messages and other value-added services. As at 31 December 2004, the penetration rate of caller identification services reached 58.2% of our access lines in services.

Interconnection services. Revenue from our interconnection services represent interconnection fees charged to other domestic telecommunications carriers and associates for interconnection of both local and long distance calls.

Revenue from our interconnection services with domestic carriers was RMB3,903 million in 2004, representing an increase of RMB1,323 million or 51.3%, from RMB2,580 million in 2003. The increase was primarily due to increases in the interconnection fees from other domestic carriers, and the Company began to settle interconnection fees with China Telecom and our associated companies in 2004.

Upfront connection fees. Upfront connection fees represent the amortised amount of the upfront fees received for the initial activation of fixed-line telephone services.

Revenue from our upfront connection fees was RMB3,378 million in 2004, decreased by RMB587 million, or 14.8%, from RMB3,965 million in 2003, and will continue to decline in the coming years until they are amortised completely.

Broadband and other Internet-related services
Revenue from our broadband and other Internet-related services consist of revenue from the provision of DSL, LAN and other broadband services, as well as Internet dial-up (other than communication fees) and dedicated Internet access services.

Revenue from our broadband and other Internet-related services were RMB5,058 million in 2004, representing an increase of RMB1,565 million, or 44.8% from RMB3,493 million in 2003. The proportion of revenue from our broadband and other Internet-related services in our total revenue rose to 7.8% against 5.8% in 2003, and became one of our main sources of revenue. These increases were primarily due to remarkable growth in service revenue from our broadband services, reflecting the rapid expansion of our broadband subscriber base. The total number of our broadband subscribers was 6.22 million in 2004, up 3.63 million, or 139.8%, from 2.59 million in 2003.

Business and data communications services
Managed data services. Revenue from our managed data services represent fees that we charge for DDN, frame relay, ATM, MPLS VPN and X.25 services.

Revenue from our managed data services were RMB1,217 million in 2004, representing a growth of RMB2 million, or 0.2%, from RMB1,215 million in 2003, primarily due to growth in the total leased bandwidth of our frame relay service, ATM services and MPLS VPN services. These increases resulted from the increase in the demand for managed data services from the business customers in our domestic service regions.

Leased line services. Revenue from our leased line services represent fees that we receive from our business and carrier customers for leasing circuit capacity to them, including the lease of digital circuits, digital trunk lines and optic fibers.

Revenue from our leased line service were RMB1,825 million in 2004, representing a decrease of RMB621 million, or 25.4% from RMB2,446 million in 2003. This decrease was primarily caused by switching from our network to these carriers' own networks and a decline in lease of bandwidth. Another reason for the decrease was the shift in leased line subscribers to higher bandwidth, resulting in a lower average tariffs.

Other services. Revenue from other services, including revenue from service and maintenance fees, lease payments for our non-telecommunications equipment, paging service fees, and revenue from sales of products such as handsets and DSL modems.

Operating revenue from other communications services were RMB1,076 million in 2004, representing an increase of 244 million, or 29.3%, from RMB832 million in 2003.

International telecommunications services
Revenue from our international telecommunications services consist of fees charged for provision to carrier customers of wholesale voice services, and leased line, Internet, managed data and other telecommunications services provided to business and carrier customers located outside the PRC.

Revenue from our international telecommunications services were RMB2,643 million in 2004, representing an increase of RMB1,264 million, or 91.7%, from RMB1,379 million in 2003. (Revenue generated from Asia Netcom, which amounted to RMB1,040 million, were not reflected in our revenue data in 2003, as we used equity accounting for Asia Netcom during 2003.) The increases were primarily due to increases in revenue from our broadband and other Internet-related services, managed data services and leased line services.

Operating expenses

The key components of our operating expenses are depreciation and amortisation expenses, network, operations and support expenses, selling, general and administrative expenses, staff costs and other operating expenses. Our total operating expenses were RMB49,486 million in 2004, representing an increase of RMB753 million, or 1.5%, from RMB48,733 million in 2003. However, the growth rate was lower than that of revenue. The increase in operating expenses was due to the consolidation of Asia Netcom and inclusion of its operating expenses into the Group's total expenses from January 1, 2004 as it became an 100% owned subsidiary on December 31, 2003. Prior to that date, we accounted for the results of Asia Netcom under equity accounting method.

                                            Years Ended 31 December
                                         2003                      2004
                                           Percentage                Percentage
                                    Amount of revenue        Amount of revenue
                                     (RMB in millions, except percentage data)

Depreciation and amortisation     20,483        34.2%       18,754       28.9%
Network, operations
  and support                     11,990         20.0       11,591        17.9
Selling, general and
  administrative                   7,053         11.8        9,566        14.7
Staff costs                        7,547         12.6        8,041        12.3
Other operating expenses           1,660          2.8        1,534         2.4

Total operating expenses          48,733         81.4       49,486        76.2

Depreciation and amortisation
We depreciated our property, plant and equipment on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. In 2004, our depreciation and amortisation expenses were RMB18,754 million, representing a reduction of RMB1,729 million, or 8.4%, from RMB20,483 million in 2003. The decrease was primarily attributable to the revaluation deficit of our fixed assets in 2003. Another important factor was that at the same time, we were making effort to reduce our capital expenditures in 2004.

Network, operations and support

Network, operations and support expenses primarily consist of repair and maintenance expenses incurred in connection with the operation of our telecommunications networks, interconnection expenses, utility expenses, and the installation costs for additional access lines that are put in service each year. In 2004, these expenses amounted to RMB11,591 million, representing a decrease of RMB399 million, or 3.3%, from RMB11,990 million in 2003, which was primarily attributable to our reform on the conventional network operation model, enhancement of management in components and parts and apparatus and instruments, proactive exploration on efficiency improvement, and centralised management of resources, thereby reducing the repair and maintenance expenses by 21.6%.

Selling, general and administrative

Selling, general and administrative expenses primarily consist of sales and marketing expenses, general and administrative expenses.

In 2004, our selling, general and administrative expenses were RMB9,566 million, representing an increase of RMB2,513 million, or 35.6%, from RMB7,053 million in 2003. The growth in these expenses was primarily attributable to the continued expansion in the number of subscribers, intensified market competitions, resulting in the increase in market promotion expenses. However, our administrative and management expenses such as office expenses and travelling expenses reduced, reflecting the effect of cost reduction and improvement in efficiency.

Staff costs

Staff costs principally consist of expenses for salary and benefits, contributions to pension plans and others.

In 2004, our staff costs were RMB8,041 million, representing an increase of RMB494 million, or 6.5%, from RMB7,547 million in 2003, which was primarily attributable to the adoption of the state medical scheme by more branches during the year. Of these expenses in 2004, wages and salaries amounted to RMB5,013 million, representing a decrease of RMB78 million, or 1.5%, from RMB5,091 million in 2003, which was primarily attributable to the reduction of certain temporary workers through our staff restructuring.

Other operating expenses

In 2004, our other operating expenses were RMB1,534 million, representing a decrease of 7.6% from RMB1,660 million in 2003.

Operating profit before interest income, dividend income and deficit on revaluation of fixed assets

In 2004, our operating profit before interest income, dividend income and deficit on revaluation of fixed assets was RMB15,436 million, representing an increase of RMB4,271 million, or 38.3%, from RMB11,165 million in 2003, which was primarily attributable to the higher growth in our revenue by 6.9% over the growth of the total operating expenses.

Profit/(loss) from operations

In 2004, our profit derived from operations was RMB15,529 million, representing an increase of RMB30,018 million from a loss of RMB14,489 million in 2003. This increase was primarily attributable to that we incurred a loss from the deficit on revaluation of our fixed assets of RMB25,778 million in 2003. On the other hand, we actively expanded the markets, and the number of subscribers continued to surge, while at the same time dedicated to cost reduction to enhance efficiency, thus realised a lower increase in the total operating expenses, and enhanced the profit level accorodingly.

Finance costs

In 2004, our finance costs were RMB2,932 million, representing a decrease of RMB94 million, or 3.1%, from RMB3,026 million in 2003, which was primarily attributable to the reduction in our total borrowings.

Share of profit/(loss) of a jointly controlled entity

Our share of profit/(loss) in Asia Netcom, a jointly controlled entity, was consolidated into our operating profits in 2004.

Taxation

In 2004, our taxation expense was RMB3,348 million, with an effective tax rate of 26.6%. Our effective tax rate was different from the State statutory tax rate, which was mainly because the revenue from upfront connection fee that we recognized during these periods were exempted from taxation under the PRC law.

Profit/(loss) for the year

As a result of the foregoing, our profit for 2004 was RMB9,248 million, representing an increase of RMB20,359 million over 2003.

Profit/(loss) for the year reconciled to U.S. GAAP

Our consolidated profit as determined pursuant to U.S. GAAP for 2004 was RMB6,896 million. Our profit for 2004 determined in accordance with U.S. GAAP was lower than our results determined in accordance with Hong Kong GAAP, principally due to the deficit of RMB25,778 million to the carrying value of our fixed assets based on the results of assets appraisal in 2003 calculated under Hong Kong GAAP, resulting in the lower depreciation charges recorded under Hong Kong GAAP than those calculated under U.S. GAAP. In future years, we expect that this will be one of the principal differences between two GAAPs.

Capital expenditures

The following table sets forth our actual and planned total capital expenditure requirements for the periods indicated:

                                                      (RMB in millions)

2002                                                             25,814
2003                                                             28,528
2004                                                             21,239
2005 (Planned)                                                   21,400
2006 (Planned)                                                   21,400

In 2004, our capital expenditures were RMB21,239 million, representing a significant decline over 2003, which was primarily attributable to our focus in improving the utilization rate of our existing network equipment, implementation of capital expenditure policy focusing on efficiency, appropriate utilization of credit provided by the suppliers and reasonably containing capital expenditures. Our capital investments in 2004 mainly included: continue to improve and expand our data network, providing support to our broadband service; capital investments to our switching and transmission network; selectively conducting capital investments, in order to further expand our local access network in our northern and southern service regions, and to further promote PHS service in the high communication consumption areas in our northern service regions.

We expect that our capital expenditures are subject to uncertainty, and actual capital expenditures in future may differ significantly from these plannings. Many factors could cause changes to the timing, amounts and nature of our capital expenditures, including overall economic environment, customer demand, utilization rate of our network resources, technological advances, and other relevant factors.

We anticipate that we will have to utilize cash derived from operating activities, short and long term bank loans, net proceeds from the initial global offering and other borrowings and equity financing to satisfy our needs of capital expenditures. We think that we will have sufficient capital resources to satisfy our capital expenditure requirements in the foreseeable future periods.

Liquidity and capital resources

Liquidity

Our net cash inflow in 2004 was RMB3,750 million, representing a net increase of RMB4,157 million comparing with net cash outflow of RMB407 million in 2003. In 2004, we derived substantial amount of cash from the initial global offering, and net cash inflow from the operating activities maintained a steady growth, with capital expenditures substantially reduced, thereby enabling cash and cash equivalents to increase substantially.

The following table summarizes our net cash flows for the periods indicated:

                                                         For the Years Ended
                                                             31 December
                                                        2003               2004
                                                          (RMB in millions)

Net cash inflow from operating activities             25,332             26,870
Net cash outflow from investing activities           (27,001)           (21,707)
Net cash inflow/(outflow) from financing activities    1,262             (1,413)
Increase/(decrease) in cash and cash equivalents        (407)             3,750

Net cash inflow from operating activities

Our net cash inflow from operating activities in 2004 was RMB26,870 million, representing an increase of RMB1,538 million, or 6.1% comparing with RMB25,332 million in 2003. The increase was primarily attributable to the increase in the cash inflow from our operating activities and decrease in the profit taxes paid.

Net cash outflow for investing activities

Our net cash outflow for investing activities in 2004 was RMB21,707 million, representing a decrease of RMB5,294 million, or 19.6%, comparing with RMB27,001 million in 2003, over 97% of which was used to purchase fixed assets and fund construction in progress. The substantial reduction in the net cash outflow for investing activities in 2004 over 2003 was primarily attributable to our control on the capital expenditures.

Net cash inflow/(outflow) from financing activities

Our net cash outflow from financing activities in 2004 was RMB1,413 million, representing a change of RMB2,675 million comparing with inflow of RMB1,262 million in 2003, which was primarily attributable to the repayment of the short-term borrowings and the increase of the payment of profit distributions to the parent company.

Working capital

Our working capital (current assets less current liabilities) as at 31 December 2004 was a shortage of RMB51,367 million, representing a decrease of RMB18,012 million, or 26.0%, from the shortage of RMB69,379 million in the working capital as at 31 December 2003, which was primarily attributable to the net proceeds of RMB8,944 million from our IPO in 2004 and the net reduction of short term debt by RMB11,324 million.

The following table sets forth our liabilities as at the dates indicated:

                                                     As at 31 December
                                                   2003                 2004
                                                     (RMB in millions)

Short-term debt                                  32,217               29,339
Current portion of long-term debt                15,716                7,270
Long-term debt net of short-term portion         22,309               21,861
Total debt                                       70,242               58,470

When determining our strategy for debt structure, we fully take advantage of low interest rate debts to reduce our finance costs, and reasonably utilized the financial leverage effect. Our total debt at 31 December 2004 were RMB58,470 million, representing a reduction of RMB11,772 million, or 16.8%, from the total debt of RMB70,242 million as at 31 December 2003. Proportion of our short term debt in the total debt reduced from 68.2% as at 31 December 2003 to 62.6% as at 31 December 2004. As at 31 December 2004, the Company's total debt to capitalisation ratio was 44.3%(3).

(3) Debt to capitalisation ratio as at 31 December 2004 represented total debt of the Company to the total of debt, owners' equity, minority interests and balance of deferred revenue.

As at 31 December 2004, we have available unutilised credit facilities of RMB13,590 million.

Contractual obligations and commitments, including off-balance sheet arrangements The following table sets forth information regarding our aggregate payment obligations in future years of the contractual obligations and commercial commitments that we had as of 31 December 2004:


                                           Payments Due (by stages as indicated)
                              Total     2005     2006     2007     2008     2009 Thereafter
                                                     (RMB in millions)

Short-term debt              29,339   29,339        -        -        -        -        -
Short-term capacity
  purchase payable              145      145        -        -        -        -        -
Long-term debt               29,131    7,270    7,325   10,023    1,051      697    2,765
Operating lease
  commitments                 3,432      793      425      334      190      180    1,510
Capital commitments           2,813    2,507      294       12        -        -        -

Total contractual cash
  commitments                64,860   40,054    8,044   10,369    1,241      877    4,275

Guarantees                       63       63        -        -        -        -        -
Total commercial
  commitments                    63       63        -        -        -        -        -


Market risk and risk management

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments we hold or have issued, all of which were for purposes other than trading purposes. In the normal course of business, we are routinely subject to a variety of risks, including market risk associated with interest rate movements and exchange rate movements on non-Renminbi denominated assets and liabilities.

Foreign exchange rate risk

We conduct our business primarily in Renminbi, which is also our accounting and reporting currency. The Renminbi is not a fully convertible currency. Although the Renminbi to United States dollar exchange rate has been relatively stable since 1994, fluctuations in exchange rates may adversely affect the value, translated or converted into United States dollars or Hong Kong dollars (which are pegged to the U.S. dollar), of our net assets, earnings and any declared dividends.

We are exposed to foreign currency risk primarily as a result of our foreign currency borrowings for past purchases of telecommunications equipment from overseas suppliers. In addition, we receive some of our revenue from our international telecommunications services and pay related expenses in foreign currencies. As a result, our foreign currency exposure relates to our foreign currency-denominated debt and, to a limited extent, cash and cash equivalents denominated in foreign currencies.

We have, in the past, entered into currency swap agreements and foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks and may continue to do so in the future. Please refer to note 24 to the financial statements on forward currency exchange contracts for details.

Interest rate risk

The People's Bank of China has the sole authority in China to establish the official interest rates for Renminbi-denominated loans. Financial institutions in China set their effective interest rates within the range established by the People's Bank of China. Interest rates and payment methods on loans denominated in foreign currencies are set by financial institutions based on interest rate changes in the international financial market, cost of funds, risk levels and other factors.

We are subject to market risks due to fluctuations in interest rates on our debt. The majority of our debt is in the form of bank loans from banks in China. Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to outstanding floating rate debt. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these debt instruments.

All the short term bank loans as at 31 December, 2004 were unsecured. Among the long-term bank loans, as at 31 December, 2004, secured loans amounted to RMB2,343 million. Please refer to note 27 to the financial statements on bank and other loans for details.

Report of the Directors

The directors are pleased to present their annual report together with the audited financial statements for the year ended 31 December 2004.

Principal activities

The Group is a dominant provider of fixed-line telephone services, broadband, other Internet-related services, and business and data communications services in six northern municipalities and provinces, namely Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province and Liaoning Province in the PRC. The Group also provides telecommunications services to selected business and residential customers in two southern municipality and province, namely Shanghai Municipality and Guangdong Province in the PRC. The Group operates an extensive network and offers international data services in the Asia Pacific region. The principal activity of the Company is investment holding.

The turnover of the Group during the financial year consisted primarily of income generated from the provision of fixed-line telecommunications and related services.

Major customers and suppliers

The Group's aggregate sales attributable to its five largest customers did not exceed 30 per cent. of the Group's total sales in 2004.

The Group's aggregate purchases from its five largest suppliers did not exceed 30 per cent. of the Group's total purchases in 2004.

Subsidiaries

Particulars of the Company's subsidiaries as at 31 December 2004 are set out in note 22 to the financial statements.

Financial statements

The results of the Group for the year ended 31 December 2004 and the Company's and the Group's financial positions as at that date are set out in the financial statements in pages 88 to 156.

Dividends

The Company has always held in the highest regard the interests of and returns achieved for its shareholders. Having taken into account such factors as our results of operations, cash flows, financial condition, future prospects, and statutory and regulatory restrictions on the payment of dividend by the Company, the Board recommends payment of a final dividend of HK$0.037 per share and a total dividend of HK$245 million for the financial year ended 31 December 2004. The Company underwent corporate reorganisation as part of its preparation for listing. As of 30 June 2004, the Company has no distributable reserves. Since the corporate reorganisation was completed on 30 June 2004, the net profits excluding upfront connection fee for the second half of 2004 after completion of corporate reorganisation amounted to HK$2.61 billion. The Company was only listed on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") on 17 November 2004. The dividend payout ratio for 2004, based on the HK$2.61 billion net profits and calculated on a pro rata basis for the period from the date of listing to 31 December 2004, is 37.5%. If the relevant resolution relating to declaration of dividend is passed, the dividends will be distributed on 10 June 2005 to shareholders whose names are registered on the Company's shareholders' register on 20 May 2005.

Charitable donations

Donations made by the Group during the year amounted to RMB24 million (2003:
RMB36 million).

Fixed assets

Changes of the fixed assets of the Group and the Company during the year are set out in note 18 to the financial statements.

Bank and other loans

Particulars of bank and other loans of the Group as at 31 December 2004 are set out in note 27 to the financial statements.

Share capital and share option scheme

Details of the Company's share capital and share option scheme are set out in note 32 and note 33, respectively, to the financial statements. Information on the share option scheme can also be found in the paragraphs "Share option scheme" and "Supplementary information for American Depositary Shares Holders" below.

Conversion of convertible shares

Particulars of the exercise during the year of any conversion or subscription rights of convertible securities issued by the Group are set out in note 32 to the financial statements.

Purchase, sale or redemption of the Company's listed securities

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Reserves

Changes to the reserves of the Group during the year are set out in the consolidated statement of changes in equity and the changes to the reserves of the Company during the year are set out in note 34 to the financial statements.

Financial summary

A summary of the audited results and of the audited assets and liabilities of the Group for the last four financial years is set out on pages 177 to 180.

Connected Transactions

On 8 October 2004, China Netcom (Group) Company Limited ("CNC China"), a wholly-owned subsidiary of the Company, entered into certain transactions with China Network Communications Group Corporation ("China Netcom Group"). As at the date of this report, China Netcom Group beneficially holds 70.49% of the issued share capital of the Company and is the ultimate controlling shareholder of the Company. China Netcom Group is therefore a connected person of the Company.

On 30 June 2004, Asia Netcom Corporation Limited ("Asia Netcom"), a wholly-owned subsidiary of the Company, entered into certain transactions with East Asia Netcom Ltd. ("EANL"), a connected person of the Company by virtue of being an indirect wholly-owned subsidiary of China Netcom Group.

These transactions between CNC China and China Netcom Group and between Asia Netcom and EANL (the "Continuing Connected Transactions") constitute continuing connected transactions of the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Ltd (the "Listing Rules"). Details of the Continuing Connected Transactions are set out below and in note 39 to the financial statements. For the financial year ended 31 December 2004, the Continuing Connected Transactions have not exceeded their respective upper limits set by the Hong Kong Stock Exchange.

Continuing connected transactions relating to CNC China

Interconnection Settlement Agreement
CNC China and China Netcom Group agreed to interconnect their respective networks and settle the charges received in respect of domestic and international long distance voice services within their respective service regions on a monthly basis.

For domestic long distance voice services between China Netcom Group and CNC China (except services between subsidiaries of China Netcom Group in four provinces and autonomous region and the branch companies of CNC China in six provinces and municipalities), the telephone operator in the location of the calling party makes a settlement payment to the telephone operator in the location of the called party at the rate of RMB0.06 per minute or RMB0.09 per minute (depending on whether the call terminates within or outside the network of either party).

For outbound international calls, China Netcom Group reimburses CNC China for any amount it has paid to overseas telecommunications operators. The revenues received by China Netcom Group less the amount paid to overseas telecommunications operators are shared between China Netcom Group and CNC China in proportion to the estimated costs incurred by each party.

For inbound international calls, the revenues received by CNC China from overseas telecommunications operators less the amount paid to China Netcom Group at the rate of RMB0.06 per minute or RMB0.09 per minute (depending on whether the call terminates within the network of China Netcom Group or other operators) are shared between China Netcom Group and CNC China in proportion to the estimated costs incurred by each party.

The rates of RMB0.06 per minute and RMB0.09 per minute mentioned above may be adjusted with reference to the relevant standards, tariffs or policies promulgated by the relevant regulatory authorities in China from time to time.

Property Leasing Agreement

Pursuant to the Property Leasing Agreement:

(i) CNC China leases to China Netcom Group certain properties located throughout the Company's our northern service region and our southern service region, for use as offices and other ancillary purposes; and

(ii) China Netcom Group leases to CNC China certain properties located throughout the Company's our northern service region and our southern service region, for use as offices, telecommunications equipment sites and other ancillary purposes.

The charges payable by CNC China and by China Netcom Group under the Property Leasing Agreement are based on market rates or the depreciation and maintenance charges in respect of each property, provided such depreciation and maintenance charges shall not be higher than the market rates. The charges are payable quarterly in arrears and are subject to review every year to take into account the then prevailing market rates.

Property Sub-leasing Agreement

China Netcom Group agreed to sub-let to CNC China certain properties owned by and leased from independent third parties, for use as offices, telecommunications equipment sites and other ancillary purposes.

The amounts payable by CNC China under the Property Sub-leasing Agreement are the same as the rental charges and other fees (including management fees) payable by China Netcom Group to the relevant third parties.

Master Services Sharing Agreement
Pursuant to the Master Services Sharing Agreement:

(i) CNC China agreed to provide customer relationship management services, network management services and supporting services such as billing and settlement to China Netcom Group, and to share with China Netcom Group the services provided by the administrative and managerial staff at the headquarters of CNC China in respect of the central management of both CNC China and China Netcom Group; and

(ii) China Netcom Group agreed to provide to CNC China supporting services, including telephone card production, development and related services and IC card inter-provincial and inter-network clearing services, and certain other shared services, and to provide certain office space in Beijing to CNC China for use as its principal executive office.

The above services are shared between CNC China and China Netcom Group on an on-going basis from time to time and the aggregate costs incurred by CNC China or China Netcom Group for the provision of such services are apportioned between CNC China and China Netcom Group according to the annual revenues generated by each party.

Engineering and Information Technology Services Agreement

The Engineering and Information Technology Services Agreement govern the arrangements with respect to the provision of certain engineering and information technology-related services to CNC China by China Netcom Group, including planning, surveying and design services, construction services and supervision services in relation to telecommunications engineering projects, and information technology services.

The charges payable for such services are determined with reference to market rates. In addition, where the value of any single item of services exceeds RMB0.5 million (for design or supervision-related services), or where the value of any single item of services exceeds RMB2 million (for construction-related services), the award of such services will be subject to tender. The charges are settled between CNC China and China Netcom Group as and when the relevant services are provided.

Materials Procurement Agreement

Under the Materials Procurement Agreement, CNC China may request China Netcom Group to act as its agent for the procurement of imported and domestic telecommunications equipment and other domestic non-telecommunications equipment, and may purchase from China Netcom Group certain products. China Netcom Group also agreed to provide to CNC China related storage and transportation.

Commission and/or charges are not to exceed the maximum rate of 3 per cent. of the contract value for the domestic materials procurement services and 1 per cent. of the contract value for imported materials procurement services. The price for the purchase of China Netcom Group's products is determined with reference to the following pricing principles and limits ("Pricing Principles"):

(a)  the government-fixed price;

(b)  where item (a) does not apply, the government guidance price;

(c)  where items (a) and (b) do not apply, the market price; or

(d) where none of the above is applicable, the price to be agreed between the relevant parties and determined on a cost-plus basis.

Commission charges for the storage and transportation services are determined with reference to market rates.

Payments under the Materials Procurement Agreement will be made as and when the relevant equipment or products have been procured and delivered.

Ancillary Telecommunications Services Agreement
The Ancillary Telecommunications Services Agreement govern the arrangements with respect to the provision of certain ancillary telecommunications services to CNC China by China Netcom Group, including certain telecommunications pre-sale, on-sale and after-sale services.

The charges payable for the services described above are determined with reference to the Pricing Principles. The service charges are settled between CNC China and China Netcom Group as and when the relevant services are provided.

Support Services Agreement

Under the Support Services Agreement, China Netcom Group provide CNC China with various support services, including equipment leasing and maintenance services, motor vehicles services, security services, basic construction agency services, research and development services, employee training services and advertising services.

The charges payable for the services described above are determined with reference to the Pricing Principles. The service charges are settled between CNC China and China Netcom Group as and when relevant services are provided.

Telecommunications Facilities Leasing Agreement

Under the Telecommunications Facilities Leasing Agreement, China Netcom Group leases inter-provincial fibre-optic cables within the Company's our northern and southern service regions and certain international telecommunications resources (including international telecommunication channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellites facilities) to CNC China.

The rental charges for the leasing of inter-provincial fibre-optic cables and international telecommunications resources are based on the annual depreciation charges of such fibre-optic cables and resources, and are settled between CNC China and China Netcom Group on a quarterly basis.

Continuing connected transactions relating to Asia Netcom

Capacity Purchase Agreement

Asia Netcom and its subsidiaries receive from EANL and its subsidiaries a certain amount of long-term telecommunications capacity on the submarine network. The purchased capacity consists of (i) an initial fixed amount of capacity ; (ii) an additional amount of capacity up to a maximum figure to be activated upon written notice to EANL ; and (iii) further additional amount of capacity that may be ordered within three years following the date of the Capacity Purchase Agreement.

The charges payable by Asia Netcom to EANL for the initial capacity and charges payable for the additional capacity activated are based on market rates determined by reference to a similar transaction between Asia Netcom and a third party in January 2004 ("Benchmark Transaction") duly adjusted to take into account of advance receipt of payment prior to the delivery of the capacity. The pricing of the further additional capacity is to be determined between Asia Netcom and EANL prior to the placement of the actual order for such capacity.

In addition to the above charges, Asia Netcom pays EANL an annual operation and maintenance fee equal to 4% of the total charges payable by Asia Netcom to EANL for the capacity activated and ordered under the Capacity Purchase Agreement (in so far as such capacity has not been terminated) which is based on current market rate.

Capacity Lease Agreement

Pursuant to the Capacity Lease Agreement with EANL, Asia Netcom and its subsidiaries lease from EANL and its subsidiaries a fixed amount of capacity on EANL's telecommunications network, and may order additional lease capacity from EANL and its subsidiaries.

EANL and its subsidiaries agreed to permit Asia Netcom or any of its subsidiaries to interconnect its communications system with the leased capacity, and to connect such amount of capacity to the facilities of its backhaul suppliers and/or local exchange carrier. Furthermore, upon request by Asia Netcom, EANL and its subsidiaries are to use their best efforts to provide to Asia Netcom or its subsidiaries with local connectivity with end-users in jurisdictions where Asia Netcom or its subsidiaries are not otherwise authorised to provide services.

The charges payable by Asia Netcom to EANL for the initial lease capacity are determined based on market rates by reference to the Benchmark Transaction, as adjusted to take into account the particular circumstances under the Capacity Lease Agreement. The pricing for any additional lease capacity is to be agreed by Asia Netcom and EANL prior to the order for such capacity. These charges are payable quarterly in arrears.

The connections charges payable by Asia Netcom to EANL is the proErata share of reasonable and actual expenses incurred by EANL in making such connections. The local connectivity charges payable by Asia Netcom to EANL is EANL's lowest wholesale price without discount, or, if the local connectivity is provided by an unrelated carrier, the amount charged to EANL by such unrelated carrier, without surcharge. Such charges for local connectivity are payable quarterly in arrears.

Management Services Agreement

Pursuant to the Management Services Agreement, Asia Netcom and its subsidiaries provide EANL and its subsidiaries with certain services, including government and corporate affairs services, treasury services, financial services, information technology services, legal and corporate secretarial services, tax services, payment services, and comprehensive engineering and operation services in relation to the submarine network.

The charges payable for the above services (except for the payment services) are determined on the basis of costs plus reasonable profits, but cannot exceed the market price for the provision of such services.

The charges payable for the payment services are the amounts required to reimburse all payments made by Asia Netcom and its subsidiaries on behalf of EANL and its subsidiaries in performing such services.

In the opinion of the independent non-executive directors, the Continuing Connected Transactions were entered into by the Group:

     in the ordinary and usual course of its business;

     either on normal commercial terms or, where there are no sufficient comparables, on terms no less favourable than the terms the Company could have obtained from an independent third party; and

     in accordance with the relevant agreements governing such transactions and on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The board of directors has received a letter from the auditors of the Company stating that the Continuing Connected Transactions:

(A)  have received the approval of the Company's board of directors;

(B) were in accordance with the pricing policy as stated in note 39 to the financial statements;

(C) have been entered into in accordance with the relevant agreements governing the Continuing Connected Transactions; and

(D) have not exceeded their respective upper limits set by the Hong Kong Stock Exchange for the financial year ended 31 December 2004.

Directors

The current directors are:

Executive Directors

Zhang Chunjiang                 (appointed on 15 June 2004)
Tian Suning
Zhang Xiaotie                   (appointed on 4 October 2004)
Miao Jianhua                    (appointed on 4 October 2004)

Non-executive Directors

Jiang Weiping                   (appointed on 4 October 2004)
Li Liming                       (appointed on 4 October 2004)
Keith Rupert Murdoch            (resigned on 30 June 2004 and re-appointed on
                                4 October 2004)
Yan Yixun

Independent Non-executive Directors

John Lawson Thornton            (appointed on 4 October 2004)
Victor Cha Mou Zing             (appointed on 4 October 2004)
Qian Yingyi                     (appointed on 4 October 2004)
Hou Ziqiang                     (appointed on 4 October 2004)
Timpson Chung Shui Ming         (appointed on 22 October 2004)

Note: During the year ended 31 December 2004, Leng Rongquan (appointed on 4 October 2004 and resigned on 5 November 2004), Mark Schwartz (resigned on 15 June 2004), Zhang Haitao (resigned on 1 September 2004), Jiang Mianheng (resigned on 1 September 2004), Cai Qinghua (resigned on 1 September 2004), Yang Xiong (resigned on 1 September 2004), Li Tao (appointed on 22 June 2004 and resigned on 4 October 2004) were also directors of the Company.

In accordance with Article 99 of the Company's Articles of Association, Mr. Zhang Chunjiang, Dr. Tian Suning, Mr. Yan Yixun and Ms. Li Liming will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election. In accordance with Article 103 of the Company's Articles of Association, Mr. Timpson Chung Shui Ming will also retire at the forthcoming annual general meeting and, being eligible, offer himself for re-election.

The biographical details of the directors proposed for re-election at the forthcoming annual general meeting ("Directors for Re-election") are set out on pages 17 to 20. Except as disclosed in such biographical details, the Directors for Re-election have not held any other directorships in any listed public companies in the last three years. Further, except as noted in the biographical details, none of the Directors for Re-election is connected with any directors, senior management or substantial or controlling shareholders of the Company and, except for the share options granted to the Directors for Re-election (other than Mr. Timpson Chung Shui Ming) as set out in the paragraph "Share option scheme" below, none of them has any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO").

The service contracts of Mr. Zhang Chunjiang and Dr. Tian Suning do not provide for a specified length of services. Mr. Yan Yixun and Mr. Timpson Chung Shui Ming have not entered into any service contract with the Company. Each of the Directors for Re-election will be subject to retirement by rotation and re-election at annual general meetings of the Company every three years. Each of such directors is entitled to an annual director's fee of HK$250,000 as proposed by the board of directors and approved by the shareholders of the Company. Director's fees are payable on a time pro-rata basis for any non full year's service. In addition, Mr. Zhang Chunjiang and Dr. Tian Suning will receive annual base salary of HK$500,000 and HK$3,000,000, respectively, plus a performance-based bonus and any discretionary award of share options as may be determined by the board of directors. In addition, Mr. Zhang Chunjiang is entitled to an additional annual fee of HK$50,000 as a member of the Strategic Planning Committee; Dr. Tian Suning is entitled to an additional annual fee of HK$50,000 as a member of the Corporate Governance Committee; Mr. Timpson Chung Shui Ming is entitled to an additional annual fee of HK$50,000 as a member of the Audit Committee and Ms. Li Liming is entitled to an additional annual fee of HK$50,000 as a member of the Strategic Planning Committee.

None of the Directors for Re-election has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than under normal statutory obligations.

Save as disclosed herein, there are no other matters relating to the re-election of the Directors for Re-election that need to be brought to the attention of the shareholders of the Company.

Independent non-executive directors' confirmation of independence

The Company has received independence confirmation from each of the independent non-executive directors, namely Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming, and considers them to be independent.

Directors' interests in contracts

No contract of significance to which the Company, its holding company, or any of its fellow subsidiaries or subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' interest in competing businesses

China Netcom Group is engaged in fixed-line telecommunications business and other related businesses in the PRC and Asia-Pacific which are similar to that of the Company. The executive directors of the Company also hold executive positions with China Netcom Group. On 6 September 2004, China Netcom Group, the Company and CNC China entered into a non-competition agreement, under which China Netcom Group undertakes not to compete with the Company without the Company's prior written consent.

Apart from the above, none of the directors of the Company is or was interested in any business, apart from the Company's business, that competes or competed or is or was likely to compete, either directly or indirectly, with the Company's business at any time from the date of the prospectus issued in connection with the listing of the Company's shares on the Stock Exchange up to and including the date of this report.

Directors' and chief executive's interest and short positions in shares, underlying shares and debentures

Certain directors of the Company personally hold options to subscribe for ordinary shares of the Company. Details of such options are disclosed under the paragraph "Share option scheme" below. These share options were granted pursuant to the terms of the share option scheme adopted by the Company.

Apart from those disclosed herein, as at 31 December 2004, none of the directors nor the chief executive of the Company had any interests or short positions in any of the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO) that is required to be recorded and kept in the register in accordance with section 352 of the SFO, any interests required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code").

Number of employees and emolument policy

As of 31 December 2004, the Company has 92,788 employees. The following table shows the number of employees in various departments as percentages of the Company's total employees:

                                                          As a percentage of
                                    Number of employees      total employees

Management, finance and
  administration                                 14,664                 15.8

Sales and Marketing                              46,057                 49.7

Operational and Maintenance                      28,158                 30.3

Others(1)                                         3,899                  4.2

Total                                            92,788                100.0

(1) Including research and development personnel.

In addition, as of 31 December 2004, the Company employs approximately 40,668 temporary employees.

The emolument policy of the Company is based on the key principles of maintaining competitiveness in the market for talent, retaining talent and rewarding high performance. In line with these key principles, employees are remunerated with a combination of a basic salary, a performance-based bonus and a long-term incentive scheme in the form of a share option scheme for eligible employees, details of which can be found in the paragraph "Share option scheme" below.

The Company has established a Compensation Committee, which is responsible for making recommendations to the Board on the Company's emolument policy and structure in relation to all directors, the chief executive officer and other executive officers. The Compensation Committee determines the remuneration packages of executive directors and senior management, and make recommendations to the Board on the remuneration of non-executive directors. In making such determination, the Compensation Committee considers factors such as salaries payable by comparable companies, the time commitment and responsibilities involved in the relevant position, employment conditions elsewhere in the group of companies to which the Company belongs and the desirability of performance-based remuneration with reference to corporate goals and objectives resolved by the Board from time to time. No director is involved in deciding his or her own remuneration.

Employee retirement benefits

Particulars of the employee retirement benefits of the Group are set out in note 3 (r) (i) and note 11 to the financial statements.

Share option scheme

The following is a summary of the principal terms of the share option scheme approved and adopted by a resolution of the shareholders of the Company passed on 30 September 2004 (the "Share Option Scheme").

(a)  Purpose of the Share Option Scheme

     The purpose of the Share Option Scheme is to provide the Company with a means to incentivise its senior management, to attract and retain talent and to encourage other eligible participants to enhance the value of the Company.

(b)  Participants of the Share Option Scheme

     The directors may invite any person belonging to any of the following classes of participants to take up options to subscribe for the ordinary shares of the Company:

     (i) the directors (including executive and non-executive directors);

     (ii) members of the middle-to-senior management; and

     (iii) such class of "specialised professionals" as may be designated by the Compensation Committee.

     For the purpose of sub-paragraph (b)(iii) above, "specialised professionals" means such professionals that are important to the development of the Group's business and the management, technical and business development personnel that occupy key positions in the Group. The Compensation Committee has the authority to interpret the meaning of "specialised professionals".

(c)  Maximum number of shares

     The maximum number of shares which may be allotted and issued upon the exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option scheme must not in aggregate exceed 30 per cent. of the relevant class of securities of the Company in issue from time to time.

     The total number of shares which may be allotted and issued upon the exercise of all options to be granted under the Share Option Scheme must not in aggregate exceed 10 per cent. of the shares in issue immediately after the completion of the global offering of shares (and American depositary shares) of the Company in November 2004 (the "General Scheme Limit").

     Subject to (c)(i) above, the Company may seek approval of the shareholders in general meeting to refresh the General Scheme Limit and may seek separate approval of the shareholders in general meeting to grant options beyond the General Scheme Limit.

(d) As at the date of this report, the total number of securities available for issue under the Share Option Scheme is 158,640,000, representing 2.41 per cent. of the issued share capital of the Company as at the date of this report.

(e)  Maximum entitlement of each participant

     Unless otherwise approved by the shareholders in general meeting, the total number of shares issued and which may fall to be issued upon the exercise of the options granted under the Share Option Scheme (including both exercised or outstanding options) to any participant in any 12-month period shall not exceed 0.2 per cent. of the issued share capital of the Company on the date of grant.

(f)  Minimum period for which an option must be held before it can be exercised

     There is a minimum period of 18 months from the later of the date of grant or the date of the listing of the shares on the Stock Exchange (the "Effective Date") before an option can be exercised.

(g)  Period within which the shares must be taken up under an option

     Any option shall lapse if not exercised within 6 years from the Effective Date.

(h)  The basis of determining the exercise price for shares

     The exercise price is a price determined by the directors but shall not be less than the highest of: (i) the closing price of the shares on the Stock Exchange on the date of grant; (ii) the average closing price of shares on the Stock Exchange for the five trading days immediately preceding the date of grant; and (iii) the nominal value of the shares.

(i)  Consideration

     No consideration is payable on acceptance of the grant of an option.

(j)  The remaining life of the Share Option Scheme

     The Share Option Scheme will remain in force for a period of 10 years commencing on the date on which the Share Option Scheme is adopted.

As at 31 December 2004, the directors, chief executive and employees of the Company had the following personal interests in options to subscribe for shares of the Company granted under the Share Option Scheme.


                                                                          No. of
                               No. of shares     No. of shares   shares involved
                             involved in the   involved in the    in the options
                             options granted    options lapsed       outstanding
                          during the year(a)   during the year       at year end

Directors

Zhang Chunjiang                      920,000                 -           920,000
Leng Rongquan(b)                     920,000           920,000                 -
Tian Suning (also the chief
  executive officer)                 920,000                 -           920,000
Zhang Xiaotie                        800,000                 -           800,000
Miao Jianhua                         700,000                 -           700,000
Jiang Weiping                        700,000                 -           700,000
Li Liming                            700,000                 -           700,000
Yan Yixun                            590,000                 -           590,000
Keith Rupert Murdoch                 590,000                 -           590,000

Employees                        151,800,000                 -       151,800,000

Total                                                                157,720,000(c)

Notes:

(a) All the options granted during the year were granted on 22 October 2004. The shares of the Company were listed on the Stock Exchange on 17 November 2004 and therefore immediately before the date of grant of the options, the shares of the Company were not yet traded.

(b) Mr. Leng Rongquan resigned as vice-chairman and non-executive director of the Company on 5 November 2004. In accordance with the terms of the Share Option Scheme, the options of Mr. Leng Rongquan lapsed on the same date.

(c) The total number of shares involved in the options outstanding at the end of the year represents 2.39 per cent. of the issued share capital of the Company as at the date of this report.

Grantees of the share options granted on 22 October 2004 are entitled to exercise the options at a price of HK$8.40 per share in the following periods:

(i) in respect of 40 per cent. of the options granted, from 17 May 2006 to 16 November 2010;

(ii) in respect of a further 30 per cent. of the options granted, from 17 May 2007 to 16 November 2010; and

(iii) in respect of the remaining 30 per cent. of the options granted, from 17 May 2008 to 16 November 2010.

No share option has been exercised or cancelled during the year ended 31 December 2004.

The options granted are not recognised in the financial statements until they are exercised.

Regarding disclosure of the valuation of options, please refer to the paragraph "Supplementary information for American Depositary Shares Holders" in pages 157 to 169 of this annual report.

Apart from the foregoing, at no time during the year was the Company, any of its holding companies or subsidiaries or fellow subsidiaries, a party for any arrangement to enable the directors or chief executive of the Company or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Substantial shareholders' and other persons' interests and short positions in shares and underlying shares

The Company has been notified of the following interests in the Company's issued shares at 31 December 2004 amounting to 5 per cent. or more of the ordinary shares in issue:


                               Number of ordinary                             Percentage
Name of substantial             shares interested                        of total issued
shareholder                         directly        indirectly          share capital (%)

China Network
  Communications
  Group Corporation                        -     5,390,648,000(1)(2)(3)        81.76
China Netcom Group
  Corporation (BVI) Limited    4,647,449,014(1)    743,198,986(1)(2)(3)        81.76
CNC Cayman, Limited                        1(1)    445,500,000(4)               6.75
CNC Fund, L.P.                   445,500,000(4)              -                  6.75
Best Bluechip
  Investments Limited                      -       445,500,000(4)               6.75
Shanghai Alliance
  Investment Limited                       -       482,610,587(2)(5)            7.32
Sino-Alliance
  International Ltd                        -       445,500,000(5)               6.75
GS Advisors III, LLC                       -       445,500,000(6)               6.75
GS Capital Partners III, LP                -       445,500,000(6)               6.75
GS China BroadNet
  GP Holdings, LLC                         -       445,500,000(6)               6.75
GS China BroadNet GP, LLC                  -       445,500,000(6)               6.75
GS China BroadNet
  Investment Holdings, LLC                 -       445,500,000(6)               6.75
The Goldman Sachs Group, Inc.              -       449,945,400(6)               6.82

Notes:

(1) China Network Communications Group Corporation ("China Netcom Group") beneficially owns 4,647,449,014 shares held by its wholly-owned subsidiary, China Netcom Group Corporation (BVI) Limited ("CNC BVI") and 1 share held by CNC Cayman, Limited ("CNC Cayman"), a wholly-owned subsidiary of CNC BVI. The percentage of total issued share capital beneficially held by China Netcom Group is 70.49%.

(2) China Netcom Group is deemed under the SFO to be interested in 297,698,985 shares held by CNC BVI as trustee on behalf of certain shareholders, including 37,110,587 shares held on behalf of Shanghai Alliance Investment Limited ("Shanghai Alliance").

(3) China Netcom Group is also deemed under the SFO to be interested in 445,500,000 shares held by CNC Fund, L.P. ("CNC Fund") through CNC Cayman as one of the general partners of the limited partnership (see further note (4) below).

(4) 445,500,000 shares of the Company are held by CNC Fund, a limited liability partnership. For the purpose of Part XV of the SFO, CNC Cayman, Best Bluechip Investments Limited and GS China BroadNet GP, LLC, as the general partners of CNC Fund, are each deemed to be interested in the same 445,500,000 shares.

(5) Best Bluechip Investments Limited is a wholly-owned subsidiary of Sino-Alliance International Ltd, which is in turn a wholly-owned subsidiary of Shanghai Alliance. Accordingly, each of Sino-Alliance International Ltd and Shanghai Alliance are deemed to be interested in the same 445,500,000 shares under the SFO.

(6) GS China BroadNet GP, LLC is a wholly-owned subsidiary of GS China BroadNet GP Holdings, LLC, which is in turn a wholly-owned subsidiary of GS China BroadNet Investment Holdings, LLC, which is in turn 63.08% owned by GS Capital Partners III, LP, which is in turn deemed for the purpose of
     Part XV of the SFO to be controlled by GS Advisors III, LLC, which is in turn a wholly-owned subsidiary of The Goldman Sachs Group, Inc. Accordingly, GS China BroadNet GP Holdings, LLC, GS China BroadNet Investment Holdings, LLC, GS Capital Partners III, LP, GS Advisors III, LLC and The Goldman Sachs Group, Inc. are each deemed to be interested in the same 445,500,000 shares under the SFO. In addition, The Goldman Sachs Group, Inc. is also interested in 4,445,400 shares through its subsidiaries.

Apart from the foregoing, as at 31 December 2004, no person or corporation had any interest in 5 per cent. or more of or any short position in the issued share capital of the Company as recorded in the registers required to be kept under section 336 of the SFO.

Public Float

As at the date of this report, the Company has maintained the prescribed public float of less than 23 per cent. of the issued share capital of the Company pursuant to the Listing Rules and as agreed with the Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors of the Company.

Compliance with the Code of Best Practice

Throughout the period commencing from the date of the listing of the Company's shares on the Stock Exchange on 17 November 2004 through to 31 December 2004, the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules which was in force prior to 1 January 2005, except that the non-executive directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with the Company's Articles of Association.

Compliance with the Model Code

The Company has adopted the Model Code. All directors who have acted as such at any time during the period commencing from the date of the listing of the Company's shares on the Stock Exchange on 17 November 2004 through to 31 December 2004 have confirmed, following enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout such period.

Auditors

A resolution for the reappointment of PricewaterhouseCoopers as auditors of the Company shall be proposed at the forthcoming annual general meeting.

By order of the board




Zhang Chunjiang
Executive Chairman

Hong Kong

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of China Netcom Group Corporation (Hong Kong) Limited will be held on 20 May 2005 at 10:00 a.m. in the Ballroom, Island Shangri-La, Hong Kong for the following purposes:

As Ordinary Business:

1 To receive and consider the financial statements for the year ended 31 December 2004 and the Reports of the Directors and the Auditors.

2    To declare a final dividend for the year ended 31 December 2004.

3    To elect Directors.

4 To re-appoint Auditors and authorise the Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, to pass the following as ordinary resolutions:

ORDINARY RESOLUTIONS

5 "THAT the director's fee for each Director shall be fixed at the sum of HK$250,000 for each financial year commencing from the 2005 financial year and until the Company in general meeting otherwise determines. The director's fee will be payable on a time pro-rata basis for any non full year's service."

6    "THAT:

     (a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to purchase shares of US$0.04 each in the capital of the Company including any form of depositary receipt representing the right to receive such shares ("Shares") be and is hereby generally and unconditionally approved;

     (b) the aggregate nominal amount of Shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange on which securities of the Company may be listed and which is recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited pursuant to the approval in paragraph (a) above shall not exceed or represent more than 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

     (c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

          (1) the conclusion of the next annual general meeting of the Company;

          (2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

          (3) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting."

7 "THAT a general mandate be and is hereby unconditionally given to the Directors to exercise full powers of the Company to allot, issue and deal with additional shares in the Company (including the making and granting of offers, agreements and options which might require shares to be allotted, whether during the continuance of such mandate or thereafter) provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares; (ii) the exercise of options granted under any share option scheme adopted by the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend in accordance with the Articles of Association of the Company, the aggregate nominal amount of the shares allotted shall not exceed the aggregate of:

     (a) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus

     (b) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution).

          Such mandate shall expire at the earlier of:

          (1) the conclusion of the next annual general meeting of the Company;

          (2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

          (3) the date of any revocation or variation of the mandate given under this Resolution by ordinary resolution of the shareholders of the Company at a general meeting."

8 "THAT the Directors be and they are hereby authorised to exercise the powers of the Company referred to in the resolution set out in item 7 in the notice of this meeting in respect of the share capital of the Company referred to in paragraph (b) of such resolution."

By Order of the Board
Zhang Xiaotie
Oliver E Lixin
Joint Company Secretaries

Hong Kong, 13 April 2005

Notes:

1 Any member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2 In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 59/F, Bank of China Tower, 1 Garden Road, Hong Kong at least 48 hours before the time for holding the above Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3 The Board of Directors has recommended a final dividend for the year ended 31 December 2004 of HK$0.037 per share and, if such dividend is declared by the members passing Resolution 2, it is expected to be paid on or about 10 June 2005 to those shareholders whose names appear on the Company's register of members on 20 May 2005.

4 The register of members of the Company will be closed from 17 May 2005 to 20 May 2005 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's registrar, Computershare Hong Kong Investor Services Limited, Room 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4 p.m. on 13 May 2005.

5 Concerning Resolution 5 above, the proposed amount of HK$250,000 for each Director for each financial year is determined after taking into account the scale and complexity of the Company's business, and the workload and responsibility of Directors.

6 Concerning Resolution 6 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be set out in a separate letter from the Company to be enclosed with the 2004 Annual Report.

Auditors' Report
[GRAPHIC OMITTED]
[GRAPHIC OMITTED]

TO THE SHAREHOLDERS OF CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED (incorporated in Hong Kong with limited liability and formerly known as China Netcom Corporation (Hong Kong) Limited)

We have audited the financial statements of China Netcom Group Corporation (Hong Kong) Limited (the "Company") and its subsidiaries (the "Group") on 88 to 156 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing the financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departures from accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any person for the content of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the financial position of the Company and the Group as of December 31, 2004 and of the Group's results and cashflows for the year then ended and have been prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certitied Public Accountants
Hong Kong, April 6, 2005

Consolidated Income Statement
For the year ended December 31, 2004

                                                                                         Years ended December 31,
                                                                         Note                  2004              2003

                                                                                                RMB               RMB
                                                                                            million           million

Revenues                                                                   4                 64,922            59,898

Operating expenses
Depreciation and amortisation                                                               (18,754)          (20,483)
Networks, operations and support                                                            (11,591)          (11,990)
Staff costs                                                               11                 (8,041)           (7,547)
Selling, general and administrative                                                          (9,566)           (7,053)
Other operating expenses                                                                     (1,534)           (1,660)

Operating profit before interest income,
  dividend income and deficit on revaluation
  of fixed assets                                                                            15,436            11,165

Interest income                                                                                  76                79
Dividend income                                                                                  17                45
Deficit on revaluation of fixed assets                                   18(c)                    -           (25,778)

Profit/(loss) from operations                                              5                 15,529           (14,489)
Finance costs                                                              6                 (2,932)           (3,026)

Share of loss of
  - Associated companies                                                                         (1)               (1)
  - Jointly controlled entity                                                                     -              (415)


Profit/(loss) before taxation                                                                12,596           (17,931)
Taxation                                                                   7                 (3,348)            6,819

Profit/(loss) after taxation                                                                  9,248           (11,112)
Minority interests                                                                                -                 1

Profit/(loss) for the year                                                                    9,248           (11,111)

Final dividend proposed after balance sheet date                           9                    245                 -

Basic earnings/(loss) per share                                           10                RMB1.64         RMB(2.02)


Diluted earnings/(loss) per share                                         10                RMB1.63         RMB(2.02)

Consolidated Balance Sheet
As at December 31, 2004

                                                                                            As at December 31,
                                                                         Note                  2004              2003
                                                                                                RMB               RMB
                                                                                            million           million

Assets
Current assets
  Cash and bank deposits                                                  13                 10,053             6,316
  Short-term investments                                                  14                  2,876             1,506
  Accounts receivable                                                     15                  5,688             6,343
  Inventories and consumables                                             16                    941             1,238
  Prepayments and other receivables                                       17                  1,006             1,640
  Due from holding companies and fellow subsidiaries                      28                    373               449

Total current assets                                                                         20,937            17,492

Non-current assets
  Fixed assets                                                            18                125,582           133,919
  Construction in progress                                                19                  8,073            15,695
  Intangible assets                                                       20                    316               184
  Deferred costs                                                          21                  7,449             7,872
  Deferred tax assets                                                     31                  2,394             2,784
  Long-term investments                                                   23                      -               880
  Interests in associated companies                                       23                      -                90
  Other non-current assets                                                                      424               618

Total non-current assets                                                                    144,238           162,042

Total assets                                                                                165,175           179,534


                                                                                            As at December 31,
                                                                         Note                  2004              2003
                                                                                                RMB               RMB
                                                                                            million           million
Liabilities and equity
Current liabilities
  Accounts payable                                                        25                 14,653            14,786
  Accruals and other payables                                             26                  3,353             4,410
  Short-term bank loans                                                  27(a)               29,339            32,217
  Current portion of long-term bank and other loans                      27(b)                7,270            15,716
  Due to ultimate holding company                                         28                  8,244             9,002
  Current portion of deferred revenues                                    29                  6,653             7,229
  Current portion of provisions                                           30                  2,596             3,083
  Taxation payable                                                                              196               428

Total current liabilities                                                                    72,304            86,871

  Net current liabilities                                                                   (51,367)          (69,379)

  Total assets less current liabilities                                                      92,871            92,663

Non-current liabilities
  Long-term bank and other loans                                         27(b)               21,861            22,309
  Due to holding companies                                                28                      -             4,750
  Deferred revenues                                                       29                 11,817            14,604
  Provisions                                                              30                  2,143             2,341
  Deferred tax liabilities                                                31                  1,321             4,213
  Other non-current liabilities                                                                 564             1,067

Total non-current liabilities                                                                37,706            49,284

Total liabilities                                                                           110,010           136,155

Minority interests                                                                                -                 3

Financed by:
  Share capital                                                           32                  2,181             1,819
  Reserves                                                                                   52,984            41,557

Shareholders' equity                                                                         55,165            43,376


Total liabilities & equity                                                                  165,175           179,534



                        Jiang Weiping                                             Miao Jianhua
                          Director                                                  Director

Balance Sheet of the Company
As at December 31, 2004


                                                                                            As at December 31,
                                                                         Note                  2004              2003
                                                                                                RMB               RMB
                                                                                            million           million

Assets
Current assets
  Cash and bank deposits                                                                      7,789                88
  Short-term investments                                                  14                  1,651             1,506
  Prepayment and other receivables                                        17                     16                 5

  Total current assets                                                                        9,456             1,599

Non-current assets
  Investments in subsidiaries                                             22                 37,509             1,387

Total assets                                                                                 46,965             2,986

Liabilities and equity

Current liabilities
  Accruals and other payables                                             26                    140                 5
  Due to ultimate holding company                                                               142                 -

Net current assets                                                                            9,174             1,594

Total assets less current liabilities                                                        46,683             2,981

Financed by:
  Share capital                                                           32                  2,181                19
  Reserves                                                                34                 44,502             2,962

  Shareholders' equity                                                                       46,683             2,981

Total liabilities & equity                                                                   46,965             2,986



                        Jiang Weiping                                             Miao Jianhua
                          Director                                                  Director

Consolidated Statement of Changes in Equity

For the year ended December 31, 2004

                                       Share      Share   Capital Statutory  Revaluation    Other   Retained
                                     capital    Premium   Reserve   reserve    reserve    reserve   earnings    Total
                                         RMB        RMB       RMB       RMB        RMB       RMB        RMB       RMB
                                     million    million   million   million    million    million    million  million
                                   (Note 32)

Balance as at January 1, 2003          1,819     34,168         -         -          -         -     26,226    62,213
Loss for the year                          -          -         -         -          -         -    (11,111)  (11,111)
Distributions to owners                    -          -         -         -          -         -     (9,724)   (9,724)
Revaluation surplus (Note 18)              -          -         -         -      2,982         -          -     2,982
Revaluation tax credit                     -          -         -         -       (984)        -          -      (984)

Balance as at December 31, 2003        1,819     34,168         -         -      1,998         -      5,391    43,376

Balance as at January 1, 2004          1,819     34,168         -         -      1,998         -      5,391    43,376
Profit for the year                        -          -         -         -          -         -      9,248     9,248
Appropriation to statutory reserve
  (Note 8(b))                              -          -         -       723          -         -       (723)        -
Movement of deferred
  tax recognised in equity
  (Note 31 (i) and (ii))                   -          -         -         -        846     2,355       (137)    3,064
Transfer to retained earnings              -          -         -         -       (697)     (241)       938         -
Contributions from owners                  -          -         -         -          -         -        201       201
Distributions to owners                    -          -         -         -          -         -     (2,600)   (2,600)
Net assets distributed to
  owners  in accordance
  with Reorganisation                      -          -         -         -          -         -     (6,047)   (6,047)
Distribution to an owner
  upon assignment
  of loan (Note 34(a))                     -          -         -         -          -         -     (1,021)   (1,021)
Transfer to capital reserve upon
  reorganisation                           -          -       265         -          -         -       (265)        -
Issue of shares through
  global offering ("Global
  Offering"), net of issue expenses      362      8,582         -         -          -         -          -     8,944

Balance as at December 31, 2004        2,181     42,750       265       723      2,147     2,114      4,985    55,165

Consolidated Statement of Cash Flows

Years ended December 31, 2004

                                                                                      For the year ended December 31,
                                                                         Note                  2004              2003
                                                                                                RMB               RMB
                                                                                            million           million
Cash flows from operating activities
  Net cash inflows generated from operations                             35(a)               29,706            28,807
  Interest received                                                                              75                79
  Dividends received                                                                             17                45
  Interest paid                                                                              (2,921)           (2,668)
  Profits tax paid                                                                               (7)             (931)

  Net cash inflow from operating activities                                                  26,870            25,332

Cash flows from investing activities
  Purchase of fixed assets and construction in progress                                     (21,239)          (28,528)
  Sales of fixed assets                                                                         893               735
  Sales of other investments                                                                  1,528             1,195
  Net decrease in time deposits
    with maturity over three months                                                              13                78
  Investment in Asia Netcom                                              35(c)                    -              (507)
  Purchase of additional interest in Asia Netcom                         35(c)                    -                55
  Purchase of other investments                                                              (2,902)              (29)


Net cash outflow from investing activities                                                  (21,707)          (27,001)

Cash flows from financing activities
  New bank loans and other loans                                                             50,194            63,033
  Repayment of bank loans                                                                   (51,818)          (64,614)
  Capital element of finance lease payments                                                    (603)             (101)
  Advance from owners                                                                             -             4,750
  Contribution received from owners                                                             201                 -
  Payment of distribution to owner                                                           (7,310)           (1,806)
  Loans to fellow subsidiaries and related parties                       34(a)               (1,021)                -
  Issues of shares through Global Offering, net of issue experes         32(d)                8,944                 -

Net cash (outflow)/inflow from financing activities                                          (1,413)            1,262

Increase/(Decrease) in cash and cash equivalents                                              3,750              (407)
Cash and cash equivalents at beginning of year                                                6,283             6,690

Cash and cash equivalents at end of year                                  13                 10,033             6,283


Notes to the Financial Statements


1    The group, its reorganisation and principal activities

     Background of the group

     China Netcom Corporation (Hong Kong) Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("PRC") on October 22, 1999 as a limited liability company under the Hong Kong Companies Ordinance. Prior to a reorganisation conducted for the listing of the shares of the Company (the "Reorganisation"), the Company's ultimate holding company was China Netcom (Holdings) Company Limited ("China Netcom Holdings").

     China Netcom Holdings was previously owned by four state-owned enterprises and became the Company's holding company in December 2000. The Company, through its principal operating subsidiary China Netcom (Group) Limited ("CNC China"), is engaged in the provision of fixed line telecommunication services through different regional branch offices in the PRC. In March 2003, the Company along with two co-investors through Asia Netcom Corporation Limited ("Asia Netcom"), being a 51% owned jointly controlled entity of the Company at that time, acquired the Asia-Pacific submarine cable assets and related physical network assets and liabilities, from Asia Global Crossing Ltd. On December 31, 2003, the Company further purchased the remaining 49% interests in Asia Netcom held by the other co-investors and became the sole owner of Asia Netcom.

     Reorganisation of the group

     In anticipation of the listing of the Company's shares and American Depository Shares ("ADSs") on The Stock Exchange of Hong Kong and the New York Stock Exchange Inc. respectively (the "Global Offering"), China Netcom Holdings and China Network Communications Group Corporation (the "China Netcom Group") both being state owned enterprises under the supervision and regulation of the Ministry of Information Industry ("MII"), underwent the Reorganisation which was effective for accounting purposes on June 30, 2004 (see Note 2). Immediately after the Reorganisation, the ultimate holding company of the Company was China Netcom Group.

     China Netcom Group, the Company's current ultimate holding company, was established by the State Council of the PRC in May 2002. Under a comprehensive industry restructuring plan relating to the fixed line telecommunication sector in China approved by the State Council in November 2001, the fixed line telecommunications businesses originally operated by China Telecommunication Corporation ("China Telecom Group") were split into northern and southern operations. In May 2002, China Netcom Group took over the northern part fixed line telecommunication operations in 10 provinces, municipalities and autonomous regions.

     The Reorganisation undertaken in anticipation of the listing of the Company comprised the following:

     (a) China Netcom Group acquired the entire interest in China Netcom Holdings from its four state owners and became the ultimate holding company of the Group;

     (b) The Company's principal operating subsidiary, namely CNC China, transferred all of its assets and liabilities in the PRC telecommunications operations to China Netcom Group, and assets and liabilities of the PRC fixed line telecommunications operations previously owned by both China Netcom Group and the Company were combined in the respective provinces, municipalities and autonomous regions;

1    The group, its reorganisation and principal activities (continued)

     Reorganisation of the group (continued)

     (c) After excluding certain assets and liabilities which were retained by China Netcom Group as set out in (f) (i) below, the net assets of the telecommunications operations of 8 PRC provinces and municipalities, namely Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Shanghai Municipality and Guangdong Province (collectively referred to as the "Eight Service Regions"), which had been valued at RMB43,012 million, based on an independent valuation, were injected into the Company in consideration of approximately 5,442 million ordinary shares (21,769 million shares before share consolidation, see Note 32(b) for details) of the Company (the "Asset Injection").

     (d) Certain Asia-Pacific submarine cable assets and related physical network assets and liabilities were transferred from Asia Netcom to China Netcom Group.

     (e) The Company and its subsidiaries (the "Group"), immediately after the Reorganisation, contained the assets and liabilities related to: (i) fixed line telecommunication operations in the Eight Service Regions; and (ii) fixed line telecommunication operations in the Asia-Pacific region operated by Asia Netcom (collectively the "Restructured Businesses").

     (f) China Netcom Group, immediately after the Reorganisation, retained or held the following assets and liabilities: (i) certain assets and liabilities of the Eight Service Regions including fixed assets, mainly inter-provincial optic fibers, investments in associated companies, long-term investments, bank balances and borrowings and those attributable to certain minor ancillary telecommunications services; (ii) all assets and liabilities of the fixed line telecommunication operations outside the Eight Service Regions; (iii) all non-core businesses representing businesses other than the principal communications services operations in the Group's our northern and southern service regions and primarily include procurement of materials, equipment maintenance services, engineering, project planning and design and operations of certain social facilities and (iv) the Asia-Pacific submarine cable assets and related physical network transferred from Asia Netcom (collectively the "Retained Businesses").

     The above reorganisation procedures primarily resulted in a net effect of
     (i) the transfer from China Netcom Group to the Company of the assets and liabilities of the telecommunications operations in the Eight Service Regions, which were previously owned by China Netcom Group prior to the Reorganisation; and (ii) the transfer from the Company to China Netcom Group of certain assets and liabilities of the telecommunications operations outside the Eight Service Regions and the Asia-Pacific submarine cable assets and related physical network, which were previously owned by the Group prior to the Reorganisation.

     The shares of the Company were listed on The Stock Exchange of Hong Kong Limited on November 17, 2004 and the ADSs of the Company were listed on The New York Stock Exchange Inc. on November 16, 2004.

     Principal activities

     After the Reorganisation, the Group is a dominant provider of fixed line telephone services, broadband, other Internet-related services, and business and data communications services in six northern municipalities and provinces, namely Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province and Liaoning Province in the PRC. The Group also provides telecommunications services to selected business and residential customers in a southern municipality and a southern province, namely Shanghai Municipality and Guangdong Province in the PRC. In addition, the Group operates a network and offers international data services throughout the Asia Pacific countries and regions.

     After the Reorganisation, the Group's principal services consist of:

     o fixed line telephone services (including the personal handy phone system (PHS) services), comprising:

          - local, domestic long distance and international long distance services;

          - value-added services, including caller identity, telephone information services; and

          - interconnection services provided to other domestic telecommunications service providers including the fellow subsidiary owned by China Netcom Group operating outside the Eight Service Regions ;

     o    broadband services and other Internet-related services;

     o business and data communications services, including integrated regional data and voice communications services; and

     o international services consisting of international voice services, including international inbound calls destined for the PRC or transit through the PRC or other Asia-Pacific countries and regions, and leased line, Internet access, managed data and other telecommunications services provided to business and carrier customers located outside the PRC.

     The Group's PRC operations are subject to the supervision of and regulation by the PRC Government. The MII, pursuant to the authority delegated by the PRC's State Council, is responsible for formulating the telecommunications industry policies and regulations (the
     "Telecommunications Regulations").

     Under the Telecommunications Regulations, all telecommunications operators in the PRC must obtain a telecommunications service operating license from the MII or from the provincial telecommunications administrations. Providers of value-added services within a single province are required to obtain licenses from provincial telecommunications administrations. Providers of basic telecommunications services and providers of value-added services in two or more provinces, autonomous regions and municipalities are required to obtain licenses from the MII. In accordance with the approval of the MII, CNC China, the Group's principal operating subsidiary in China, as an indirect subsidiary of China Netcom Group, has the right to operate the Group's telecommunications business in Eight Service Regions under the authorisation of China Netcom Group, which holds the license required for operating the Group's telecommunications businesses in the PRC.

     Following the Reorganisation, China Netcom Group continues to be the holder of the licenses for operating a telecommunications network in China, but has, with the consent of the MII, granted CNC China the right to operate under its licenses, the assets described above and the related business. The Company is the holder of licenses that are necessary to own and operate the assets that are outside the PRC described above in such key countries and regions such as Hong Kong, Japan, Singapore and Korea.

2    Basis of presentation

     The Reorganisation was effective for accounting purposes on June 30, 2004, which was the date on which the Company and China Netcom Group signed the legally binding agreements that identified (i) all specific assets and liabilities under the Asset Injection to be transferred to the Company from China Netcom Group and (ii) the specific assets and liabilities to be transferred from Asia Netcom to China Netcom Group.

     China Netcom Group and China Netcom Holdings were both state-owned enterprises before and after the Reorganisation, and the acquisition of China Netcom Holdings by China Netcom Group was carried out under the directive of the State Council. Accordingly, the Reorganisation was regarded as a common control transaction and accounted for using merger accounting, as permitted by the Hong Kong Statement of Standard Accounting Practice 27 "Accounting for group reconstructions", and the assets and liabilities injected into the Company by China Netcom Group under Note 1
     (c) above have been stated at historical amounts. The consolidated financial statements present the consolidated results and financial position of the Group as if China Netcom Holdings and China Netcom Group had been merged throughout the periods presented and as if the Restructured Businesses were injected into the Company from China Netcom Group at the beginning of the earliest periods presented or when such businesses were acquired by the Group or China Netcom Group, whichever is later. The consolidated financial statements do not include the results and financial position of businesses previously owned by China Netcom Group outside the Eight Service Regions which have been retained by China Netcom Group upon the Reorganisation.

     Prior to the consummation of the Reorganisation, the assets and liabilities of the PRC telecommunications operations, both within and outside the Eight Service Regions of the Company held through CNC China, the Company's principal operating subsidiary, had been historically under common management and control. Therefore, the Group's consolidated income statements for the years ended December 31, 2003 and 2004 and consolidated balance sheets as at December 31, 2003 include the entire consolidated financial data of the PRC operations of CNC China up to the effective date of the Reorganisation although the assets and liabilities of operations of CNC China outside the Eight Service Regions had been transferred to China Netcom Group under the Reorganisation as set out in Note 1 above. In addition, the consolidated balance sheet as at December 31, 2003 also includes the assets and liabilities of the Eight Service Regions in the PRC which had been retained by China Netcom Group under the Reorganisation (see Note 1 (f) (i) above) and the assets and liabilities that were transferred from Asia Netcom to China Netcom Group under the Reorganisation (see Note 1 (f) (iv) above) as those assets and liabilities were part of the telecommunications operations and were not separately managed throughout the periods presented. The above assets and liabilities retained by, or transferred to, China Netcom Group but included in the financial statements as at year ended December 31, 2003 and the amounts of such assets and liabilities distributed to owners on June 30, 2004 as a result of the Reorganisation were as follows:


                                                                                                   As at
                                                                                           June 30,      December 31,
                                                                                               2004              2003
                                                                                                RMB               RMB
                                                                                            million           million

     Assets and liabilities:
     Current assets                                                                           1,915             2,637
     Fixed assets, net

       - Land and buildings                                                                  10,169            10,276
       - Telecommunications networks and equipment                                            6,760             7,089
       - Furniture, fixtures, motor vehicles and other equipment                                251               216
                                                                                             17,180            17,581

     Construction in progress                                                                 1,401             2,057
     Interest in associated companies and long-term investments                                 969               970
     Other non-current assets                                                                   281               396
     Current liabilities                                                                     (5,830)           (7,618)
     Non-current loans and other borrowings                                                  (5,153)           (4,979)
     Other non-current liabilities                                                           (4,716)           (4,833)

     Net assets                                                                               6,047             6,211

     The results of the PRC operations of CNC China that were subsequently retained by China Netcom Group upon the Reorganisation up to June 30, 2004 (the effective date of the Reorganisation) but are included in the consolidated income statements for the year ended 31 December 2003 and 2004 are summarised as follows:


                                                                     For the
                                                                  six months
                                                              ended June 30,
                                                                and the year      For the year
                                                                       ended             ended
                                                                December 31,      December 31,
                                                                        2004              2003


                                                                         RMB               RMB
                                                                     Million           million

     Revenues                                                            479               802

     Operating expenses, mainly comprising:
       Depreciation and amortisation                                    (276)             (240)
       Networks, operations and support                                 (272)             (409)
       Staff costs                                                       (64)              (65)
       Selling, general and administrative                              (138)             (257)
       Other operating income/(expenses)                                  28               (71)
     Finance costs                                                      (248)             (496)

     Loss for the period/year                                           (486)             (740)



     Accounting principles and standards

     The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and accounting principles generally accepted in Hong Kong. They have been prepared under the historical cost convention modified by the revaluation of certain fixed assets and the marking to fair values of certain investments as explained in the principal accounting policies in Note 3 below, and on a going concern basis.

     The HKICPA has issued a number of new and revised HKFRSs which are effective for accounting periods beginning on or after January 1, 2005. The Group has not early adopted these new and revised HKFRSs in the financial statements for the year ended December 31, 2004. The Group has commenced an assessment of the impact of these new and revised HKFRSs, but is not yet in a position to state whether these new and revised HKFRSs would have a significant impact on its results of operations and financial position.

     A significant percentage of the Group's funding requirements is achieved through short term borrowings. Consequently, the balance sheet indicates a significant working capital deficit. In the past, a substantial portion of the Group's short term borrowings have been rolled over upon maturity. Based on the Group's history of obtaining finance, its relationships with its bankers and its operating performance, the directors consider that the Group will continue to be able to roll over such short term financing, or will be able to obtain sufficient alternative sources of financing to enable it to operate and meet its liabilities as and when they fall due.

3    Principal accounting policies

     The principal accounting policies adopted in the financial statements are set out below:

     (a)  Basis of consolidation

          As set out in Note 2 above, the Reorganisation involved the injection of businesses from the Group's ultimate holding company into the Group and was accounted for using merger accounting in accordance with SSAP No.27 issued by the HKICPA. The results and financial position of the businesses merged under the Reorganisation were included in the consolidated financial statements as if the businesses were acquired at the beginning of the earliest periods presented or the date that such businesses were acquired by the Group or China Netcom Group whichever was later.

          Acquisitions of subsidiaries from third parties are accounted for using purchase accounting. The results and financial positions of such subsidiaries acquired or disposed of during the year are included in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

          All significant intercompany transactions and balances within the Group are eliminated on consolidation.

          Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

     (b)  Subsidiaries

          Subsidiaries are those entities in which the Company, directly or indirectly, controls the composition of the board of directors, controls more than half the voting power, or holds more than half of the issued share capital.

          In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

3    Principal accounting policies (continued)

     (c)  Jointly controlled entities

          A jointly controlled entity is a joint venture which involves the establishment of a corporation, partnership or other entity in which each venturer has an interest. A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity. A jointly controlled entity controls the assets of the joint venture, incurs liabilities and expenses and earns income. It may enter into contracts in its own name and raise finance for the purposes of the joint venture activity. Each venturer is entitled to a share of the results of the jointly controlled entity under the equity method of accounting.

          The consolidated income statements include the Group's share of the results of jointly controlled entities under the equity method of accounting.

     (d)  Associated companies

          An associated company is a company, not being a subsidiary or a jointly controlled entity, in which an equity interest is held for the long-term and significant influence is exercised in its management.

          The consolidated income statements include the Group's share of the results of associated companies for the year, and the consolidated balance sheets include the Group's share of the net assets of the associated companies and any unamortised goodwill (net of accumulated amortisation) on acquisition.

          Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

     (e)  Revenue recognition

          (i) The Group's revenues are recognised as follows:

               o Revenues derived from local, domestic long distance ("DLD") and international long distance ("ILD") telephone usage, which vary depending on the day, the time of day, the distance and duration of the call and the tariffs, are recognised when the services are provided to customers.

               o Monthly telephone service fees are recognised in the period during which the telephone services are provided to customers.

               o Upfront connection and installation fees received are deferred and recognised over the expected customer relationship period of 10 years. With effect from July 1, 2001, no further upfront fees for connection were charged to customers.

          (i) The Group's revenues are recognised as follows: (continued)

               o Revenues from the sale of prepaid calling cards are deferred and recognised as the cards are consumed by customers.

               o Revenues from PHS bundled service contracts are recognised as local, DLD, or ILD service fees according to the type of usage and on a systematic basis to match the pattern of usage of the PHS services by customers. PHS bundled service contracts comprise the provision of PHS services and handsets to customers, under which customers either prepay a certain amount of service fee or commit to spend a minimum monthly service fee for a designated period in order to receive a free handset (see Note 3(t)(ii) for the policy on the cost of the handset).

               o Revenues from value-added communication services such as call waiting, call diverting and caller number display are recognised when the services are provided to customers.

               o Revenues from the provision of broadband and other Internet-related services and managed data services are recognised when the services are provided to customers.

               o Interconnection fees from domestic and foreign telecommunications operators are recognised when the services are rendered as measured by the minutes of traffic processed.

               o Lease income from the leasing of lines and customer-end equipment is recognised over the term of the lease. Lease income from other domestic telecommunications operators and business customers for the usage of the Group's fixed line telecommunications networks is measured by the number of lines leased and the agreed upon rate per line leased. The lease arrangements are primarily determined on a year to year basis.

          (ii) Interest income

               Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

          (iii) Dividend income

               Dividend income is recognised when the right to receive payment is established.

     (f)  Interest expenses

          Interest expenses that are attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

          All other interest expenses are charged to the consolidated income statement in the year in which they are incurred.

     (g)  Interconnection charges

          Interconnection charges represent amounts incurred for the use of other telecommunications operators' networks for facilitating the completion of calls that originate from the Group's fixed line telecommunications networks. Interconnection charges are recognised on an accrual basis. For interconnection charges with domestic operators and the fellow subsidiaries of the Group, they are accrued based on actual amounts, while those with overseas operators are accrued based on the actual amounts, if known, or the Group's estimates.

     (h)  Translation of foreign currencies

          Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet dates are translated at rates of exchange ruling at the balance sheet dates. Exchange differences arising in these cases are dealt with in the consolidated income statement.

          The balance sheets of subsidiaries and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet dates and the respective income statement accounts are translated at the average exchange rates for the year. Exchange differences are dealt with as a movement in reserves.

     (i)  Cash and cash equivalents

          Cash and cash equivalents, comprising cash on hand, deposits held at call with banks and cash investments with original maturities of three months or less are carried at cost.

     (j)  Accounts receivable

          Accounts receivable are carried at original amounts less provisions for doubtful debts. The provision for doubtful debts is recorded if there is objective evidence that the Group will not be able to collect all amounts due according to the original term of the accounts receivable.

     (k)  Inventories and consumables

          Inventories comprise mainly telephone handsets and are stated at the lower of cost and net realisable value on a first-in, first-out basis, after provisions for obsolescence.

          Consumables consist of materials and supplies used in maintaining the Group's telecommunication networks and are charged to the income statement when brought into use. Consumables are valued at cost less any provision for obsolescence.

     (l)  Fixed assets

          (i)  Construction-in-progress

               Construction-in-progress represents buildings, telecommunications networks plant, transmission and switching equipment under construction and pending installation, and is stated at cost less any provision for impairment losses. Cost comprises direct costs of construction including borrowing costs attributable to the construction during the period of construction. When the asset being constructed becomes available for use, the construction-in-progress is transferred to the appropriate category of fixed assets.

          (ii) Other fixed assets

               Fixed assets are initially stated at cost less accumulated depreciation and accumulated impairment losses. Major costs incurred in restoring fixed assets to their normal working condition are charged to the income statement as incurred. Improvements are capitalised and depreciated over their expected useful lives.

               Land and buildings, subsequent to initial recognition, are stated at cost less accumulated impairment losses and are depreciated over their expected useful lives.

               Subsequent to the revaluation carried out as at December 31, 2003, which was based on depreciated replacement costs (Note
               18), fixed assets other than land and buildings are carried at their revalued amounts, being the fair values at the date of revaluation, less subsequent accumulated depreciation and impairment losses. When an item of fixed asset is revalued, any accumulated depreciation at the date of the revaluation is restated proportionately together with the change in the gross carrying amount of the asset so that the carrying amount of the asset after revaluation equals its revalued amount.

         (iii) Revaluations

               Revaluations on fixed assets other than land and buildings will be performed at intervals of not more than three years by independent valuers; in each of the intervening years valuations will be undertaken by executives of the Group. Increases in valuation are credited to the revaluation reserve. Decreases in valuation are first set off against any revaluation surplus arising from earlier valuations in respect of the same item and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited.

3    Principal accounting policies (continued)

     (l)  Fixed assets (continued)

          (iv) Depreciation

               Fixed assets are depreciated at rates sufficient to write off their costs or revalued amounts less accumulated impairment losses and estimated residual values over their estimated useful lives on a straight-line basis. The principal useful lives are as follows:

               Land                                over the term of the lease,
                                                   being 10-50 years
               Buildings                           8-30 years
               Telecommunications networks
               and equipment                       5-10 years
               Furniture, fixtures, motor
               vehicles and other equipment        5-10 years

               The useful lives are reviewed periodically to ensure that the methods and rates of depreciation are consistent with the expected pattern of economic benefits from fixed assets.

          (v)  Gain or loss on sale of fixed assets

               The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the income statement, except where the fixed asset is carried at valuation, the relevant portion of the revaluation reserve realised in respect of previous valuations is transferred to retained earnings and is shown as a movement in reserves.

     (m)  Impairment of assets

          At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Estimated recoverable amounts are determined based on estimated discounted future cash flows of the cash-generating unit at the lowest level to which the asset belongs. The recoverable amount is the higher of value in use or net selling price. Such impairment losses are recognised in the income statement, except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case the impairment loss is treated as a revaluation decrease and charged to the revaluation surplus.

     (n)  Assets under leases

          (i)  Finance leases

               Leases that substantially transfer to the Group all of the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in long-term liabilities. The finance charges are charged to the income statement over the lease periods.

               Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

          (ii) Operating leases

               Leases where substantially all of the risks and rewards of ownership of the assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases, net of any incentives received from the leasing company, are charged to the income statement on a straight-line basis over the lease periods.

     (o)  Intangible assets

          (i)  Goodwill

               Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary, jointly controlled entity or associated company, at the date of acquisition.

               Goodwill on acquisitions is included in intangible assets and is amortised using the straight-line method over its estimated useful life of not more than 20 years.

          (ii) Negative goodwill

               Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition. Negative goodwill is presented in the same balance sheet classification as goodwill. Negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the income statement over the remaining weighted average useful life of those assets; negative goodwill in excess of the fair values of those non-monetary assets is recognised in the income statement immediately.

         (iii) Purchased software

               Expenditure on purchased software is capitalised and amortised using the straight-line method over the expected useful lives of the software, which vary from three to five years.

3    Principal accounting policies (continued)

     (p)  Investments

          (i)  Long-term investments

               Long-term investments comprise unlisted investment securities that are held for long term purposes. Such investments are stated at cost less any provision for impairment losses.

          (ii) Short-term investments

               Short-term investments comprise listed securities held for trading purposes and are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of short-term investments are recognised in the income statement. Profits or losses on disposal of short-term investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the income statement as they arise.

     (q)  Provisions

          Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

     (r)  Employee benefits

          (i)  Pension obligations

          (a) As stipulated by the regulations of the PRC, the subsidiaries in the PRC participate in basic defined contribution pension plans organised by their respective municipal governments under which they are governed.The Group is required to make contrubutions to the retirement plans at rate of 20% of the salaries, bonuses and certain allowances of the employees. Employees in the PRC are entitled to retirement benefits equal to a fixed proportion of their salary at their normal retirement age. The Group has no other material obligation for post-retirement benefits beyond these payments as they fall due. Payments made under these plans are expensed as incurred.

          (b) The Group also operates a mandatory provident fund scheme ("the MPF scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5 per cent. of the employees' relevant income, subject to a cap of monthly relevant income of HK$20,000.

3    Principal accounting policies (continued)

     (r)  Employee benefits (continued)

          (ii) Early retirement benefits

               Early retirement benefits are recognised as expenses when the Group reaches agreement with the relevant employees for early retirement.

         (iii) Employee housing benefits

               One-off cash housing subsidies paid to employees are charged to the consolidated income statement in the year in which it is determined that the payment of such subsidies is probable and the amounts can be reasonably estimated (see Note 30(a)).

               Full-time employees of the Group participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period. Contributions to these housing funds are expensed as incurred.

          (iv) Share option scheme

               Share options are granted to directors and to certain employees at the directors' discretion. When the options are exercised, no charge is recorded to the income statement and the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium.

     (s)  Deferred taxation

          Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantially enacted at the balance sheet date are used to determine deferred taxation. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

     (t)  Deferred costs

          (i)  Deferred installation costs

               The direct incremental costs associated with the installation of fixed line services are deferred and amortised to the income statement over the expected customer relationship period of 10 years except when the direct incremental costs exceed the corresponding upfront installation fees. In such cases, the excess of the direct incremental costs over the installation fees is recorded immediately as expenses in the income statement.

          (ii) Customer acquisition costs

               The cost of handsets given to customers under bundled service contracts and related commissions paid to distributors are deferred as customer acquisition costs and amortised to the income statement on a systematic basis to match with the pattern of the customer service income over the contract period.

         (iii) Prepaid network capacities

               Prepayments for the network capacities purchased on an indefeasible rights to use ("IRU") basis are capitalised and amortised over the corresponding lease period.

          (iv) Discount on foreign currency exchange forward contracts

               The unamortised portion of the discount on foreign currency exchange forward contracts (see Note(w)) is recognised as a deferred cost.

     (u)  Contingent liabilities

          A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

          A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that the outflow is probable, the contingent liability will then be recognised as a provision.

          A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

     (v)  Segmental reporting

          Business segments provide services that are subject to risks and returns that are different from other business segments. Geographical segments provide services within a particular economic environment that is subject to risks and returns that differ from those of components operating in other economic environments. Currently the Group has one business segment, the provision of fixed line telecommunications services. Less than 10% of the Group's assets and operations are located outside the PRC. Accordingly, no business and geographical segment information is presented.

3    Principal accounting policies (continued)

     (w)  Foreign currency exchange forward contracts

          A foreign currency exchange forward contract is an agreement to exchange different currencies at a specified future date and at a specified rate. A non-speculative foreign currency exchange forward contract is one which is designated and effective as a hedge of a net investment in a foreign entity, of a foreign currency asset, or of a net monetary asset or liability. All other foreign currency exchange forward contracts, or parts of foreign currency exchange forward contracts in excess of the amount hedged, are speculative.

          Where a foreign currency exchange forward contract is non-speculative and used as a hedge of a net monetary asset or liability, the gain or loss on the contract, being the foreign currency amount of the contract multiplied by the difference between the spot rate at the balance sheet date and the spot rate at the date of inception of the contract or at an intervening balance sheet date, is taken to the income statement. The discount or premium on the contract, being the foreign currency amount of the contract multiplied by the difference between the contracted forward rate and the spot rate at the date of inception of the contract, is amortised over the period of the contract. In the balance sheet, unamortised discounts are recorded within deferred costs and unamortised premiums are recorded within deferred revenues.

          Where a foreign currency exchange forward contract is speculative, the gain or loss, being the foreign currency amount of the contract multiplied by the difference between the forward rate for the balance of the contract at the balance sheet date and either the contracted forward rate or the forward rate used at an intervening balance sheet date, is credited or charged to the income statement at each intervening balance sheet date.

     (x)  Earnings/(loss) per share ("EPS") and per ADS

          Basic EPS is computed by dividing net profit/(loss) attributable to ordinary shareholders by the weighted average number of ordinary share outstanding during the year.

          Diluted EPS is computed by dividing net profit/(loss) attributable to shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding stock options using the treasure stock method.

          Earnings/(loss) per ADS is computed by multiplying the EPS by 20, which is the number of shares represented by each ADS.

4    Revenues

     Revenues represent the turnover of the Group and are derived from the provision of fixed line telecommunications and related services, net of the PRC business taxes and government levies. The Group's revenues by nature can be summarised as follows:


                                                                Years ended December 31,
                                                                  2004              2003
                                                                   RMB               RMB
                                                               million           million

     Revenues
       Local usage fees                                         18,661            18,567
       Monthly telephone service                                13,743            12,580
       Upfront installation fees                                 1,338             1,044
       DLD usage fees                                            8,813             8,871
       ILD usage fees                                            1,302             1,410
       Value-added services                                      2,146             1,516
       Interconnection fees                                      4,915             3,797
       Upfront connection fees                                   3,378             3,965
       Broadband and other Internet-related service              5,418             3,507
       Managed data service                                      1,526             1,279
       Leased line income                                        2,321             2,509
       Other services                                            1,361               853

     Total                                                      64,922            59,898

     The Group's revenues by geographical location of the customers can be summarised as follows:


                                                                                  Years ended December 31,
                                                                                    2004              2003
                                                                                     RMB               RMB
                                                                                 million           million

     Domestic telecommunications services
     (Being revenues generated from customers located in the PRC)

     Local usage fees                                                             18,661            18,567
     Monthly telephone service                                                    13,743            12,580
     Upfront installation fees                                                     1,338             1,044
     DLD usage fees                                                                8,813             8,871
     ILD usage fees                                                                1,121             1,410
     Value-added services                                                          2,146             1,516
     Interconnection fees                                                          3,903             2,580
     Upfront connection fees                                                       3,378             3,965
     Broadband and Internet-related service                                        5,058             3,493
     Managed data service                                                          1,217             1,215
     Leased line income                                                            1,825             2,446
     Other services                                                                1,076               832

     Subtotal                                                                     62,279            58,519

     International telecommunications services (
     Being revenues generated from customers located outside the PRC, including Hong Kong, Macau
     Special Administrative Regions and Taiwan)

     ILD usage fees                                                                  181                 -
     Interconnection fees                                                          1,012             1,217
     Broadband and other Internet-related service                                    360                14
     Managed data service                                                            309                64
     Leased line income                                                              496                63
     Other services                                                                  285                21

     Subtotal                                                                      2,643             1,379

     Total                                                                        64,922            59,898

5    Profit/(loss) from operations

     Profit/(loss) from operations is stated after charging or crediting the following:

                                                                                             Years ended December 31,
                                                                                               2004              2003
                                                                                                RMB               RMB
                                                                                            million           million

     Charging
     Deficit on revaluation of certain fixed assets (Note 18(c))                                  -            25,778
     Depreciation:
       - Owned fixed assets                                                                  18,451            20,298
       - Leased fixed assets                                                                    174                86
     Loss on disposal of fixed assets
       (included in networks operations and support expenses)                                   145             1,689
     Amortisation of intangible assets (Note 20)                                                129                99
     Contributions to pension plans (included in staff costs)                                   813               790
     Early retirement benefits (included in staff costs)                                        206               132
     Cost of inventories                                                                        374               327
     Operating leases:
       - Land and buildings                                                                     571               117
       - Network and machinery                                                                1,542               630
     Interconnection charges                                                                  2,411             1,874
     Bad debt expense                                                                           832               619
     Auditors' remuneration                                                                      18                 -
     Unrealised loss on short-term investments                                                    4                 -
     Unrealised foreign exchange losses                                                          70               142

     Crediting
     Realised gain on disposal of short-term investments                                          -                 1
     Unrealised gain on short-term investments                                                    -                 7

6    Finance costs

                                                                                              Years ended December 31,
                                                                                               2004              2003
                                                                                                RMB               RMB
                                                                                            million           million

     Interest expenses on
       - Bank and other loans wholly repayable within five years                              3,127             3,340
       - Bank and other loans wholly repayable after more than five years                        88               125

                                                                                              3,215             3,465
     Less: Interest expenses capitalised in construction-in-progress                           (421)             (621)

                                                                                              2,794             2,844
     Exchange loss, net                                                                          70               142
     Bank charges                                                                                50                20
     Amortisation of discount on foreign currency exchange forward contracts                     18                20

                                                                                              2,932             3,026

     Interest expenses were capitalised in construction
       in progress using the following annual interest rates                            3.69%-5.45%       3.68%-5.51%

7    Taxation

                                                                                             Years ended December 31,
                                                                                               2004              2003
                                                                                                RMB               RMB
                                                                                            million           million

     PRC enterprise income tax ("EIT")                                                        2,786               940
     Deferred taxation (Note 31)                                                                562            (7,775)
     Share of taxation attributable to jointly controlled entity                                  -                16

     Taxation charges/(credit)                                                                3,348           (6,819)

     The provision for EIT is calculated based on the statutory income tax rate of 33% on the assessable profit of each of the entities now comprising the Group in the PRC as determined in accordance with the relevant income tax rules and regulations in the PRC.

     Taxation on profits derived from certain subsidiaries and the jointly controlled entity outside the PRC, including Hong Kong, has been calculated on the estimated assessable profit at the rates of taxation ranging from 17.5% to 30%, prevailing in the countries in which those entities operates.

     The reconciliation between the Group's actual tax charge/(credit) and the amount which is calculated based on the weighted average statutory tax rate is as follows:

                                                                                             Years ended December 31,
                                                                                               2004              2003
                                                                                                RMB               RMB
                                                                                            million           million
     Profit/(loss) before taxation                                                           12,596           (17,931)

     Weighted average statutory tax rate                                                     33.00%            33.00%
     Tax calculated at the weighted
       average statutory tax rate                                                             4,157            (5,917)
     Non-taxable income (Note below)                                                         (1,264)           (1,309)
     Expenses not deductible for tax purposes                                                   252               207
     Tax losses not recognised/(utilised)                                                       356               246
     Others                                                                                    (153)              (46)

     Tax charge/ (credit)                                                                     3,348            (6,819)

     Note:

     Non-taxable income comprises primarily upfront connection fees charged to customers and amortised over the customer relationship period.

8    Profit/(loss) attributable to shareholders

     (a) For the year ended December 31, 2004, profit attributable to shareholders included a loss of RMB41 million (2003: a profit of RMB19 million) which has been dealt with in the financial statements of the Company.

     (b) One of the Company's subsidiaries (refer to Note 22) CNC China was registered as foreign investment enterprises in the PRC. In accordance with the Articles and Association of CNC China, it is required to provide for certain statutory reserves, namely, general reserve and staff bonus and welfare fund, which are appropriated from profits after tax but before dividend distribution.

          CNC China is required to allocate at least 10% of their profits after tax determined under PRC GAAP to the general reserve fund until the cumulative amounts reach 50% if the registered capital. The statutory reserve can only be used, upon obtained from the relevant authority, to offset accumulated losses or increase capital.

          Accordingly, CNC China appropriated approximately RMB723 million (2003: Nil) to the general reserve fund for the year ended December 31, 2004.


9    Final dividend proposed after balance sheet date


                                                                          2004
                                                                           HKD
                                                                       million

     Final dividend proposed after the balance sheet date of
     HK$0.037 per share                                                    245

     The final dividend proposed after the balance sheet date has not been recognised as a dividend payable as of December 31, 2004 but will be reflected as appropriation of retained profits in the financial statements for the year ending December 31, 2005.

10   Earnings/(loss) per share

     Basic earnings/(loss) per share is computed using the weighted average number of ordinary shares outstanding during the year. Diluted earnings/(loss) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the year.

     The following table sets forth the computation of basic and diluted net earnings/(loss) per share:

                                                                                          Years ended December 31,
                                                                                              2004              2003
                                                                                       (in RMB millions, except share
                                                                                            and per share data)

     Numerator:
     Profit/(loss) for the year                                                               9,248           (11,111)
     Denominator:
     Weighted average number of ordinary shares outstanding
       and shares used in computing basic earnings/(loss) per share                   5,622,685,175     5,492,258,218
     Weighted average number of potential ordinary shares:
     Diluted equivalent shares arising from convertible Preference Shares                 5,140,036                 -
     Diluted equivalent shares arising from share options                                 2,209,241                 -

     Shares used in computing diluted earnings/(loss) per share                       5,630,034,452     5,492,258,218

     Basic earnings/(loss) per share                                                        RMB1.64         RMB(2.02)

     Diluted earnings/(loss) per share                                                      RMB1.63         RMB(2.02)

     The diluted loss per share for the year ended December 31, 2003 is the same as the basic loss per share as all potential ordinary shares are anti-dilutive.

     All the numbers of shares stated above have taken into consideration the effect of the share consolidation conducted on September 7, 2004 as set out in note 32(a).

11   Staff costs including directors' remunerations


                                                                                             Years ended December 31,
                                                                                               2004              2003
                                                                                                RMB               RMB
                                                                                            million           million

     Wages, salaries and welfare                                                              7,022             6,625
     Contributions to pensions                                                                  813               790
     Early retirement benefits                                                                  206               132

     Total                                                                                    8,041             7,547

12   Directors' and senior management's emoluments

     (a)  Directors' emoluments

          The following table sets out the emoluments paid to the Company's directors during the years:


                                                                                             Years ended December 31,
                                                                                               2004              2003
                                                                                                RMB               RMB
                                                                                            million           million

          Fees                                                                                    1                 -
          Basic salaries, housing allowances, other allowances and benefits in kind               7                 3
          Contributions to retirement schemes                                                     -                 -

                                                                                                  8                 3


          Directors' fees disclosed above include HK$312,500 (2003: Nil) paid to independent non-executive directors.

          The number of directors whose emoluments fell within the following bands is set out as follows:


                                                                                              Years ended December 31,
                                                                                               2004              2003

          Nil - RMB1,060,000 (equivalent of HK$1,000,000)                                        12                14
          RMB1,060,001 - RMB3,710,000 (equivalent of HK$3,500,000)                                -                 -
          RMB3,710,001- RMB4,240,000 (equivalent of HK$4,000,000)                                 1                 -


     (b)  Five highest paid individuals

          The five individuals whose emoluments were the highest for the years ended December 31, 2004 (2003: one) include three directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining individuals are as follows:


                                                                                             Years ended December 31,
                                                                                               2004              2003
                                                                                                RMB               RMB
                                                                                            million           million

          Basic salaries, housing allowances,  other allowances and benefits in kind              3                 3
          Contributions to retirement schemes                                                     -                 -


                                                                                                  3                 3

          The number of remaining individuals whose emoluments fell within the following bands is set out as follows:


                                                                                             Years ended December 31,
                                                                                               2004              2003

          Nil - RMB1,060,000 (equivalent of HK$1,000,000)                                         1                 4
          RMB1,060,001 - RMB2,650,000 (equivalent of HK$2,500,000)                                -                 -
          RMB2,650,001- RMB3,180,000 (equivalent of HK$3,000,000)                                 1                 -

     (c) None of the directors and 5 highest paid individuals received any fees, bonuses, inducements, or compensation for loss of office, or waived any emoluments during 2003 and 2004 .

13   Cash and bank deposits


                                                                                             Years ended December 31,
                                                                                               2004              2003

                                                                                                RMB               RMB
                                                                                            million           million

     Cash and cash equivalents                                                               10,033             6,283
     Time deposits with original maturities over three months                                    20                33

     Total cash and bank deposits                                                            10,053             6,316

     Included in the cash and bank deposits as at the end of December 31, 2003 and 2004 are Renminbi denominated balances kept in the PRC amounting to RMB5,631 million and RMB1,868 million, respectively. The conversion of Renminbi denominated balances into foreign currencies and the remittance of bank balances and cash out of the PRC are subject to the rules and regulation of foreign exchange control promulgated by the PRC government.

14   Short-term investments

     The Group and the Company's short-term investments comprise primarily investments in listed debt securities and investment funds.

15   Accounts receivable

     Amounts due from the provision of fixed line telecommunications services to residential and business customers are due within 30 days from the date of billing. Residential and business customers who have accounts overdue by more than 90 days will have their services disconnected. Accounts receivable from other telecommunications operators and customers are due between 30 to 90 days from the billing date.

     The ageing analysis of accounts receivable based on the billing date is as follows:


                                                                                                 As at December 31,
                                                                                               2004              2003
                                                                                                RMB               RMB
                                                                                            million           million

     0-30 days                                                                                4,479             5,232
     31-90 days                                                                                 861               876
     Over 90 days                                                                             1,404             1,286

     Total                                                                                    6,744             7,394

     Less: Allowance for doubtful debts                                                      (1,056)           (1,051)

     Net carrying amounts                                                                     5,688             6,343

     The movement of allowance for doubtful debts is as follows:


                                                                                                 As at December 31,
                                                                                               2004              2003
                                                                                                RMB               RMB
                                                                                            million           million

     Balance at beginning of year                                                             1,051               629
     Additional provisions                                                                      852               558
     Less: Amounts utilised                                                                    (798)             (136)
          Distributed to owners in accordance with Reorganisation                               (49)                -

     Balance at end of year                                                                   1,056             1,051

16   Inventories and consumables


                                                                                               As at December 31,
                                                                                               2004              2003

                                                                                                RMB               RMB
                                                                                            million           million

     Consumables, at cost                                                                       607               993
     Telephone handsets and other customer end-
       products held for resale, at cost                                                        334               245

                                                                                                941             1,238

17   Prepayments and other receivables


                                                               Group                              Company
                                                        As at December 31,                  As at December 31,
                                                           2004              2003              2004              2003
                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           million

     Prepaid expenses and deposits                          546               648                 8                 -
     Other receivables                                      460               992                 8                 -

                                                          1,006             1,640                16                 -

18   Fixed assets


                                                                       Telecommu-        Furniture,
                                                                        nications   fixtures, motor
                                                                         networks      vehicles and
                                                       Land and               and             other
                                                      buildings         equipment         equipment             Total


                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           million

     Cost/valuation:
     Balance at January 1, 2003                          27,121           190,535             7,761           225,417
     Additions                                              393             2,381               307             3,081
     Acquired through Asia Netcom (Note 35 (c))               -             3,298                 -             3,298
     Transferred from construction
       in progress (Note 19)                              1,892            24,062             1,286            27,240
     Disposals                                             (408)           (5,676)             (498)           (6,582)
     Increase as a result of revaluation                      -             6,456               655             7,111
     Decrease as a result of revaluation                      -           (40,124)           (2,034)          (42,158)

     Balance at December 31, 2003                        28,998           180,932             7,477           217,407

     Accumulated depreciation:
     Balance at January 1, 2003                          (4,852)          (71,392)           (3,009)          (79,253)
     Charge for the year                                   (716)          (18,520)           (1,148)          (20,384)
     Acquired through Asia Netcom (Note 35(c))                -              (261)                -              (261)
     Disposals                                              103             3,622               434             4,159
     Increase as a result of revaluation                      -            (3,693)             (436)           (4,129)
     Decrease as a result of revaluation                      -            15,696               684            16,380

     Balance at December 31, 2003                        (5,465)          (74,548)           (3,475)          (83,488)

     Net book value at December 31, 2003                 23,533           106,384             4,002           133,919

     Cost/valuation:
     Balance at January 1, 2004                          28,998           180,932             7,477           217,407
     Additions                                              200               115               234               549
     Transferred from construction
       in progress (Note19)                               1,479            24,160             1,561            27,200
     Disposals                                              (51)             (812)              (75)             (938)
     Distributed to owners in accordance
       with Reorganisation                              (12,827)           (9,265)             (325)          (22,417)

     Balance at December 31, 2004                        17,799           195,130             8,872           221,801


                                                                       Telecommu-        Furniture,
                                                                        nications   fixtures, motor
                                                                         networks      vehicles and
                                                       Land and               and             other
                                                      buildings         equipment         equipment             Total
                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           million

     Accumulated depreciation:
     Balance at January 1, 2004                          (5,465)          (74,548)           (3,475)          (83,488)
     Charge for the year                                   (756)          (16,791)           (1,078)          (18,625)
     Disposals                                                2               591                64               657
     Distributed to owners                                2,658             2,505                74             5,237

     Balance at December 31, 2004                        (3,561)          (88,243)           (4,415)          (96,219)

     Net book value at December 31, 2004                 14,238           106,887             4,457           125,582

     (a) The net book value of assets held under finance lease is as follows:

                                                                                         Furniture,
                                                                       Telecommu-         fixtures,
                                                                        nications             motor
                                                                         networks          vehicles
                                                       Land and               and         and other
                                                      buildings         equipment         equipment             Total
                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           Million

          At December 31, 2003                                -               715                 2               717

          At December 31, 2004                                -             1,763                 7             1,770

          During the year ended December 31, 2004, the Group entered into a finance lease arrangement with a related party with certain existing fixed assets to obtain funding of RMB1,085 million. The net book value of such fixed assets included above amounted to RMB954 million and the corresponding finance lease obligation amounted to RMB1,070 million as at December 31, 2004 (see note 27(b)(ii)).

     (b) The analysis of the cost or revaluation of the assets of the Group is as follows:

                                                                                         Furniture,
                                                                        Telecommu-        fixtures,
                                                                        nications             motor
                                                                         networks          vehicles
                                                       Land and               and         and other
                                                      buildings         equipment         equipment             Total
                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           Million

          At December 31, 2003
            Cost                                         28,998                 -                 -            28,998
            Valuation                                         -           180,932             7,477           188,409

                                                         28,998           180,932             7,477           217,407

          At December 31, 2004
            Cost                                         17,799                 -                 -            17,799
            Valuation                                         -           195,130             8,872           204,002
                                                         17,799           195,130             8,872           221,801


          The Group's land and buildings are primarily located in the PRC and held on leases of primarily between 10 to 50 years.

     (c) As detailed in Note 3 (I) (ii), except for land and buildings, fixed assets were carried at revalued amounts on December 31, 2003. As required by the PRC rules and regulations relevant to the Reorganisation, each class of fixed assets in the PRC injected into the Group as at December 31, 2003, was valued by Beijing China Enterprise Appraisal Co. Ltd. (the "PRC valuer"), independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of such fixed assets in the PRC injected into the Group was determined at RMB122,456 million. The fixed assets retained by the ultimate holding company, which were transferred based on their carrying values upon the Reorganisation, were valued by the Directors at an amount of RMB17,581 million as at December 31, 2003. The impact of the revaluation was a net deficit on revaluation of the fixed assets, other than land and buildings, totalling RMB22,796 million. Such revalued amounts serve as the tax base for such assets for future years following the revaluation (see Note 31).

          The land and buildings were also revalued and the result was a net surplus of RMB6,967 million. Such revaluation on land and buildings serves as the tax base for land and buildings for future years following the revaluation, and has not been incorporated in the consolidated financial statements (see Note 31(ii)).

          The land and buildings injected by China Netcom Group were valued separately by Sallmanns, independent qualified valuers in Hong Kong, as at December 31, 2003 on the basis of their open market value. The value arrived at by these valuers was consistent with that arrived at by the PRC valuers. The Group's land and buildings are carried at their cost less accumulated depreciation and impairment losses in the consolidated financial statements.

          The respective carrying amount of the telecommunications networks and equipment and furniture, fixtures, motor vehicles and other equipment would have been RMB128,049 million and RMB5,133 million as at December 31, 2003 and RMB101,433 million and RMB4,103 million as at December 31, 2004 had they been stated at cost less accumulated depreciation.

          The historical carrying amounts of the Group's fixed assets, as at December 31, 2003, and where applicable the corresponding revalued amounts of these assets are as follows:


                                                     Historical
                                                       carrying       Revaluation       Revaluation          Revalued
                                                         amount           surplus           deficit            amount
                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           million

          At December 31, 2003
            Land and buildings                           23,533                 -                 -            23,533
            Telecommunications networks and
              equipment                                 128,049             2,763           (24,428)          106,384
            Furniture, fixture, motor vehicles and
              other equipment                             5,133               219            (1,350)            4,002

                                                        156,715             2,982           (25,778)          133,919

          The directors have carried out a review of the Group's fixed assets and concluded that there was no impairment of fixed assets as at December 31, 2004, nor was there any significant change in the value of fixed assets at that date.

          At December 31, 2003 and 2004, the net book value of fixed assets pledged as security for the Group's long term bank and other loans amounted to RMB2,668 million and RMB22 million respectively.

19   Construction in progress


                                                                                            As at December 31,
                                                                                               2004              2003
                                                                                                RMB               RMB
                                                                                            million           million

     Balance at beginning of year                                                            15,695            17,783
     Additions                                                                               20,979            25,152
     Transferred to fixed assets (Note 18)                                                  (27,200)         (27,240)
     Distributed to owners in accordance
       with the Reorganisation on June 30, 2004                                              (1,401)                -

     Balance at end of year                                                                   8,073            15,695

20   Intangible assets


                                                                        Goodwill/
                                                                        (negative         Purchased
                                                                        goodwill)          software             Total
                                                                              RMB               RMB               RMB
                                                                          million           million           million

     Cost:
       Balance at January 1, 2003                                               3               660               663
       Additions                                                                -               191               191
       Negative goodwill on acquisition of
         certain entities of Asia Global Crossing
         through Asia Netcom (See note below)                                (296)                -              (296)
       Acquisition of additional 49% interest
         in Asia Netcom (Note 35(c))                                          115                 -               115

       Balance at December 31, 2003                                          (178)              851               673

     Accumulated amortisation:
       Balance at January 1, 2003                                              (2)             (388)             (390)
       Amortisation for the year                                                -               (99)              (99)

       Balance at December 31, 2003                                            (2)             (487)             (489)

     Net book value at December 31, 2003                                     (180)              364               184

     Cost:
       Balance at January 1, 2004                                            (178)              851               673
       Additions                                                                -               261               261


       Balance at December 31, 2004                                          (178)            1,112               934

     Accumulated amortisation:
       Balance at January 1, 2004                                              (2)             (487)             (489)
       Amortisation for the year                                               14              (143)             (129)

       Balance at December 31, 2004                                            12              (630)             (618)


     Net book value at December 31, 2004                                     (166)              482               316

     Note:

     On March 10, 2003, Asia Netcom, the Group's 51% jointly controlled entity at that time, acquired certain entities from Asia Global Crossing (details see Note 35(c)). The unamortised negative goodwill of RMB296 million arising from the aforementioned acquisition has been consolidated into the Group through Asia Netcom upon the acquisition of the remaining 49% interest of Asia Netcom, which became a wholly owned subsidiary of the Group on December 31, 2003.

21   Deferred costs


                                                                                            As at December 31,
                                                                                               2004              2003
                                                                                                RMB               RMB
                                                                                            million           million

     Balance at beginning of year
       - Installation costs                                                                   4,708             4,408
       - Customer acquisition costs                                                           1,370                44
       - Prepaid networks capacities                                                          1,248               383
       - Discount on foreign currency exchange forward contracts                                 77                97
       - Others                                                                                 469               217

                                                                                              7,872             5,149

     Additions for the year
       - Installation costs                                                                     634             1,455
       - Customer acquisition costs                                                           1,940             1,666
       - Prepaid network capacity
         - additions                                                                            254                16
         - acquired through Asia Netcom (Note 35(c))                                              -               870
       - Discount on foreign currency exchange forward contracts                                  -                 -
       - Others                                                                                 425               431

                                                                                              3,253             4,438

     Charge for the year
       - Installation costs                                                                  (1,068)           (1,155)
       - Customer acquisition costs                                                          (2,006)             (340)
       - Prepaid network capacities                                                            (119)              (21)
       - Discount on foreign currency exchange forward contracts                                (18)              (20)
       - Others                                                                                (291)             (179)

                                                                                             (3,502)           (1,715)

     Distributed to owners in accordance with Reorganisation on June 30, 2004
       - Prepaid network capacity                                                               (61)                -
       - Others                                                                                (113)                -

                                                                                               (174)                -

21   Deferred costs (continued)


                                                                                            As at December 31,
                                                                                               2004              2003
                                                                                                RMB               RMB
                                                                                            million           million

     Balance at end of year
       - Installation costs                                                                   4,274             4,708
       - Customer acquisition costs                                                           1,304             1,370
       - Prepaid network capacities                                                           1,322             1,248
       - Discount on foreign currency exchange forward contracts                                 59                77
       - Others                                                                                 490               469

                                                                                              7,449             7,872

22   Investments in subsidiaries


                                                                                                  Company
                                                                                            As at December 31,
                                                                                               2004              2003
                                                                                                RMB               RMB
                                                                                            million           million

     Investment in subsidiaries, at cost                                                     37,509             1,387

     As at December 31, 2004, the Company direct and indirect interests in the following principal subsidiaries, all of which are private companies:


                                                               Issued and         Percentage       Principal
                                       Place and                    fully          of equity       activities
                                       date of                   paid up/           interest       and place
                                       incorporation/          registered       attributable       of
     Company name                      establishment              capital       to the Group       operation

     Directly held:

     China Netcom (Group)              PRC                    Registered                100%       Provision of
       Company Limited (formerly       August 6,              capital of                           networks
       know as "China Netcom           1999                       RMB150                           communication
       Corporation Limited")                                      million                          services
       (note(a))                                                                                   in the PRC

22   Investments in subsidiaries (continued)

                                                               Issued and         Percentage       Principal
                                       Place and                    fully          of equity       activities
                                       date of                   paid up/           interest       and place
                                       incorporation/          registered       attributable       of
     Company name                      establishment              capital       to the Group       operation

     China Netcom Corporation          Bermuda                    12,000                100%       Investment
       International Limited           October 15,              ordinary                           holding in
       (note(b))                       2002                    shares of                           Bermuda
                                                             US$1.00 each

     Indirectly held:

     Asia Netcom Corporation           Bermuda               120,000,000                100%       Investment
       Limited (note(c))               October 15,              ordinary                           holding in
                                       2002                    shares of                           Bermuda
                                                             US$ 0.01each

     China Netcom (Hong Kong)          Hong Kong                   1,000                100%       Provision of
       Operations Limited (note(d))    May 2,                   ordinary                           networks
                                       2001                    shares of                           communication
                                                            US$ 1.00 each                          services

     Notes:

     (a) This company is a wholly owned foreign enterprise established in the PRC. The accounts of this company for the years ended December 31, 2003 and 2004 were audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

     (b) This company adopted March 31 as its financial year end, which is not coterminous with the year end of the Group. No audited accounts have been prepared for this company because there are no statutory requirements to prepare accounts in its jurisdiction.

     (c) This company previously adopted March 31 as its financial year end, which was changed to December 31 during 2003. The accounts for the period from October 15, 2002 to March 31, 2003 and April 1, 2003 to December 31, 2003 were audited by PricewaterhouseCoopers.

     (d) This company adopted March 31 as its financial year end, which is not coterminous with the year end of the Group. The accounts of this company for the years ended March 31, 2002 and 2003 were audited by PricewaterhouseCoopers.

23   Long-term Investments and interests in associated companies

     Long-term investments and interests in associated companies were unlisted equity investments, which were transferred to China Netcom Group upon Reorganisation on June 30, 2004.

24   Foreign currency exchange forward contracts

     The Group has entered into certain foreign currency exchange forward contracts with banks, which are non-speculative and used to manage the risk of certain of the Group's borrowings denominated in foreign currencies. The respective foreign currency exchange forward contract receivable and payable balances which are included in other non-current assets and other non-current liabilities are as follows:


                                                                                            As at December 31,
                                                                                               2004              2003
                                                                                                RMB               RMB
                                                                                            million           million

     Receivable                                                                                 408               469

     Payable                                                                                    533               588

25   Accounts payable


                                                                                            As at December 31,
                                                                                               2004              2003
                                                                                                RMB               RMB
                                                                                            million           million

     0-30 days                                                                                6,122             7,480
     31-60 days                                                                               1,833               554
     61-90 days                                                                                 925               414
     91-180 days                                                                              2,115             2,494
     Over 180 days                                                                            3,658             3,844

                                                                                             14,653            14,786

26   Accruals and other payables


                                                                Group                              Company
                                                        As at December 31,                  As at December 31,
                                                           2004              2003              2004              2003
                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           million

     Accrued expenses                                     1,569             2,949               140                 5
     Other payables                                       1,784             1,461                 -                 -

                                                          3,353             4,410               140                 5

27   Bank and other loans

     (a) As at December 31, 2004, the short term bank loans were unsecured and comprise:


                                                                                            As at December 31,
          Currency                 Interest rate and final maturity                            2004              2003
                                                                                                RMB               RMB
                                                                                            million           million

          Renminbi                 Interest rates ranging from 4.54%                         29,220            32,098
            denominated            to 5.02% per annum with maturity
                                   through Dec. 30, 2005

          US Dollar                Interest rates ranging from 2.59%                            119               119
            denominated            to 3.98% per annum with maturity
                                   through Nov. 29, 2005

                                                                                             29,339            32,217

     (b)  The Group's long term bank and other loans comprise:
                                                                           Note             As at December 31,
                                                                                               2004              2003
                                                                                                RMB               RMB
                                                                                            million           million

          Bank and other loans                                              (i)              27,571            37,281
          Finance lease obligations                                        (ii)               1,560               744

                                                                                             29,131            38,025

          Less: Current portion                                                              (7,270)          (15,716)

                                                                                             21,861            22,309

          (i)  Long term bank and other loans


                                                                                            As at December 31,
                                                                                               2004              2003
                                                                                                RMB               RMB
                                                                                            million           million

               Loans
                 Unsecured                                                                   25,228            33,713
                 Secured                                                                      2,343             3,568

               Total                                                                         27,571            37,281

               Less: Current portion                                                         (7,060)          (15,426)

               Long-term loans                                                               20,511            21,855

               The Group's long term bank and other loans (excluding finance lease liabilities) were repayable as follows:

                                                                                            As at December 31,
                                                                                               2004              2003
                                                                                                RMB               RMB
                                                                                            million           million

               Within one year                                                                7,060            15,426
               In the second year                                                             6,550            11,513
               In the third to fifth year                                                    11,196             8,644
               After the fifth year                                                           2,765             1,698

                                                                                             27,571            37,281

          (i)  Long term bank and other loans (continued)

               The Group's long term bank and other loans comprise:

                                                                                            As at December 31,
               Currency               Interest rate and final maturity                         2004              2003
                                                                                                RMB               RMB
                                                                                            million           million

               Bank loans

               Renminbi               Interest rates ranging from 4.5% to 6.1% per
                 denominated          annum with maturity through Oct.20, 2014               23,776            32,870

               US Dollar              Interest rates ranging from 2.1% to 5.0% per
                 denominated          cannum with maturity through Dec. 31, 2040              2,552             1,920

               Japanese Yen           Interest rates ranging from 2.1% to 2.6% per
                 denominated          annum with maturity through Oct. 20, 2022                 860               877

               Euro donominated       Interest rates ranging from 2% to 5.94% per
                                      annum with maturity through Jun. 30, 2023                 383               392

                                                                                             27,571            36,059

               Other loans

               US Dollar              Interest rates at 1% per month with
                 denominated          maturity through Sep. 2006                                  -             1,222

                                                                                             27,571            37,281

          (i)  Long term bank and other loans (continued)

          As at December 31, 2004, secured loans and bank loans totalled RMB2,343 million (2003 : RMB3,568 million) which were secured by the following:

          (i) Certain fixed assets amounting to RMB22 million (2003 : RMB2,668 million) in respect of loans amounting to RMB3 million (2003 :
               RMB16 million);

          (ii) Corporate guarantees granted by China Netcom Group to the extent of RMB1,888 million (2003 : RMB1,047 million); and

          (iii)Corporate guarantees granted by third parties to the extent of RMB452 million (2003 : RMB483 million).

          Besides, other loans amounting to RMB1,222 million at December 31, 2003 representing finance arrangements with certain vendors, which were secured by certain cable systems, property and contracts owned by the Group had been all transferred to China Netcom Group upon the Reorganisation on June 30, 2004.

          (ii) Finance lease obligations

                                                                                            As at December 31,
                                                                                               2004              2003
                                                                                                RMB               RMB
                                                                                            million           million

               Obligation under finance leases                                                1,560               744
               Less: current portion                                                           (210)            (290)

                                                                                              1,350               454

               During the year ended December 31, 2004, the Group entered into a finance lease arrangement with a related party (see note 18
               (a)). The lease obligation payable to the related party as at December 31, 2004 amounted to RMB1,070 million.

          (ii) Finance lease obligations (continued)

               The Group's liabilities under finance leases are analysed as follows:


                                                                                            As at December 31,
                                                                                               2004              2003
                                                                                                RMB               RMB
                                                                                            million           million

               Within one year                                                                  390               305
               In the second year                                                               662               211
               In the third to fifth year, inclusive                                            580               250
               After the fifth year                                                               -                 -

                                                                                              1,632               766
               Less: future finance charges on finance leases                                   (72)              (22)

               Present value of finance lease liabilities                                     1,560               744

               The present value of finance lease liabilities is as follows:

               Within one year                                                                  210               290
               In the second year                                                               776               206
               In the third to fifth year, inclusive                                            574               248
               After the fifth year                                                               -                 -

                                                                                              1,560               744

28   Amounts due from/(to) holding companies and fellow subsidiaries


                                                                           Note             As at December 31,
                                                                                               2004              2003
                                                                                                RMB               RMB
                                                                                            Million           million


     Current

     Due from holding companies                                             (a)                 136               399
     Due from fellow subsidiaries                                           (a)                 237                50

                                                                                                373               449

     Profits distribution payable to ultimate holding company               (a)              (8,244)           (9,002)

     Non-current
     Due to holding companies
       - intermediate holding company                                     (a),(c)                 -            (3,000)
       - ultimate holding company                                         (b),(c)                 -            (1,750)

                                                                                                  -            (4,750)

     Note:

     (a) These are interest free, unsecured and have no fixed terms of repayment.

     (b) The amount due to the ultimate holding company amounting to RMB1,750 million as at the end of December 31, 2003 was unsecured, and carried interest at 4.6% per annum.

     (c) These balances were waived and recognised into the Group's equity upon the Reorganisation.

29   Deferred revenues


                                                                                            As at December 31,
                                                                                               2004              2003
                                                                                                RMB               RMB
                                                                                            million           million

     Balance at beginning of year
       - upfront connection fees                                                             10,390            14,355
       - upfront installation fees                                                            6,691             6,456
       - advances from network capacity sales                                                 2,050                27
       - prepaid telephony services                                                           2,702             1,971

                                                                                             21,833            22,809

     Additions for the year
       - upfront connection fees                                                                  -                 -
       - upfront installation fees                                                            1,051             1,279
       - advances from network capacity sales
         - additions                                                                            242                 -
         - acquired through Asia Netcom (Note 35 (c))                                             -             2,032
       - prepaid telephony services                                                          11,815             9,790

                                                                                             13,108            13,101

     Reductions for the year
       - upfront connection fees                                                             (3,378)           (3,965)
       - upfront installation fees                                                           (1,338)           (1,044)
       - advances from network capacity sales                                                  (114)               (9)
       - prepaid telephony services                                                         (11,592)           (9,059)

                                                                                            (16,422)          (14,077)

     Distributed to owners in accordance with Reorganisation on June 30, 2004
       - advances from network capacity sales                                                    (5)                -
       - prepaid telephony services                                                             (44)                -


                                                                                                (49)                -


                                                                                            As at December 31,
                                                                                               2004              2003
                                                                                                RMB               RMB
                                                                                            million           million

     Balance at end of year
       - upfront connection fees                                                              7,012            10,390
       - upfront installation fees                                                            6,404             6,691
       - advances from network capacity sales                                                 2,173             2,050
       - prepaid telephony services                                                           2,881             2,702

                                                                                             18,470            21,833

     Representing:
       - Current portion                                                                      6,653             7,229
       - Non-current portion                                                                 11,817            14,604

                                                                                             18,470            21,833

30   Provisions


                                                                            Early           One-off
                                                                       retirement      cash housing
                                                                         benefits         subsidies             Total
                                                                              RMB               RMB               RMB
                                                                          million           million           million
                                                                    Note 3(r)(ii)          Note (a)

     At January 1, 2004                                                     2,754             2,670             5,424
     Additional provisions                                                    206                 -               206
     Payments during the year                                                (414)             (477)             (891)

     At December 31, 2004                                                   2,546             2,193             4,739

     Analysis of total provisions:
       Current portion                                                        403             2,193             2,596
       Non-current portion                                                  2,143                 -             2,143

                                                                            2,546             2,193             4,739

     (a) Certain staff quarters have been sold to employees, subject to a number of eligibility requirements, at preferential prices. In 1998, the State Council of the PRC issued a circular which stipulated that the sale of quarters to employees at preferential prices should be terminated. In 2000, the State Council issued a further circular stating that cash subsidies should be made to certain eligible employees following the withdrawal of allocation of staff quarters. However, the specific timetable and procedures of implementation of these policies were to be determined by individual provincial or municipal government based on the particular situation of the provinces or municipality.

          Based on the relevant detailed local government regulations promulgated, certain entities within the Group have adopted cash housing subsidy plans. In accordance with these plans, for those eligible employees who had not been allocated with quarters or who had not been allocated with quarters up to the prescribed standards before the discounted sales of quarters were terminated, the Group is required to pay them one-off cash housing subsidies based on their years of service, positions and other criteria. Based on the available information, the Group estimated the required provision for these cash housing subsidies amounting to RMB2,818 million, which was charged to the consolidated income statement in the year ended December 31, 2000 when the State Council circular in respect of cash subsidies was issued. Pursuant to the Reorganisation, if the actual payments required for these one-off housing subsidies differ from the amount provided as of June 30, 2004, China Netcom Group will bear any additional payments required or will be paid the difference if the actual payments are lower than the amount provided.

31   Deferred taxation

     Movements of the deferred tax and liability are as follows:


                                                 Balance at    Recognised                                  Balance at
                                                   December     in income     Recognised    Recognised       December
                                                   31, 2003     statement      in equity     in equity       31, 2004
                                                        RMB           RMB            RMB           RMB            RMB
                                                    million       million        million       million        million
                                                                                Note (i)     Note (ii)

     Deferred tax assets

     Deferred revenue, primarily
       advances from customers                          559           (46)          (513)            -              -
     Other temporary differences primarily
       allowance for doubtful debts                     465            81           (420)            -            126
     Unrecognised revaluation surplus
       and  deficit (note(ii))                            -          (241)             -         2,355          2,114
     Provision for early retirement
       provision benefits                               974            25           (945)            -             54
     Disposal of fixed assets                           703           (70)          (633)            -              -
     Others                                              83            86            (69)            -            100


     Balance at end of year                           2,784          (165)        (2,580)        2,355          2,394

     Deferred tax liabilities

     Revenue recognition                               (712)          133            579             -              -
     Fixed assets depreciation                       (2,347)         (450)         2,797             -              -
     Deferred costs                                    (245)          114            131             -              -
     Interest capitalization                           (832)         (142)          (270)            -         (1,244)
     Others                                            (77)           (52)            52             -            (77)

     Balance at end of year                          (4,213)         (397)         3,289             -         (1,321)

     The amounts shown in the consolidated balance sheet include the following:

     Deferred tax assets to be recovered
       after more than 12 months                      1,760                                                     1,968

     Deferred tax liabilities to be settled
       after more than 12 months                     (3,501)                                                   (1,114)

31   Deferred taxation (continued)


     Notes:

     (i) As described in Note 18, in connection with the Reorganisation, certain of the Group's telecommunications networks and equipment and furniture, fixture, motor vehicles and other equipment were revalued as at December 31, 2003. Such revalued amounts will be used to determine the tax bases for these assets for future years. In addition, in connection with the Reorganisation, the tax bases of certain assets and liabilities have been adjusted to the revalued amounts incorporated as the carrying values in the balance sheet, except for the item described in Note (ii) below. As a result, the Group's net deferred tax liabilities were subsequently reduced by RMB709 million (comprising deferred tax assets of RMB2,580 million and deferred tax liabilities of RMB3,289 million), and this reduction was recorded as a credit to owner's equity upon the date of the Reorganisation on June 30, 2004. Among the RMB709 million net reduction of deferred tax liabilities, RMB846 million, being deferred tax liabilities originated from the revaluation surplus of fixed assets recorded, was credited to revaluation reserves and the remaining RMB137 million deferred tax assets were debited to retained earnings.

     (ii) In addition, the Group's land and buildings were revalued for PRC tax purposes with a net surplus of RMB6,967 million as at December 31, 2003 to determine the tax bases for future years. However, the resulting revaluations of land and buildings were not incorporated into the consolidated financial statements. As a result, a deferred tax asset of RMB2,355 million was subsequently recorded with a corresponding increase in owner's equity upon the Reorganisation on June 30, 2004. In the opinion of the directors, it is more likely than not the Group will realize the benefits of the deferred tax asset after making reference to the historical taxable income of the Group. The revaluation asset is being transferred to retained earnings upon the corresponding realisation of the underlying deferred tax assets. The amount of transfer from revaluation reserve to retained earnings for the year ended December 31, 2004 was RMB241 million.

32   Share capital


                                                                       Authorised
                                                                  Convertible preference shares of
                                 Ordinary shares of US$0.04            US$0.04 each (note (c))                  Total
                                  No. of                    RMB      No. of                    RMB                     RMB
                                  shares        US$     million      shares         US$    million         US$     million

     At January 1
       December 31, 2003 and
       December 31, 2004      25,000,000,000  8,280  1,000,000,000   8,277     7,741,782   309,671          3    1,000,309,671


                                                                         Issued
                                                                  Convertible preference shares of
                                 Ordinary shares of US$0.04            US$0.04 each (note (c))                  Total
                                  No. of                    RMB      No. of                    RMB                     RMB
                                  shares        US$     million      shares         US$    million         US$     million

     At January 1 and 31
       December 2003
       (note (b))           5,492,258,218  219,690,329    1,816     7,741,782    309,671     3       220,000,000    1,819

     Conversion of
       convertible
       preference shares
       (note (c))               7,741,782      309,671        3    (7,741,782)   (309,671)  (3)                -        -
     Issue of shares
       through Global
       Offering (note
       (d))                 1,093,529,000   43,741,160      362             -           -    -        43,741,160       382

     At December 31, 200   46,593,529,000  263,741,160    2,181             -           -    -       263,741,160     2,181

     Notes:

     (a) Pursuant to an ordinary resolution dated September 1, 2004, the authorised share capital of the Company was increased to US$1,000,000,000 by creating an additional 99,600,000,000 shares of US$0.01 each. Pursuant to an ordinary resolution passed on September 7, 2004, every four issued and unissued shares of US$0.01 each were consolidated into one new share of US$0.04 each. Following the creation of 99,600,000,000 additional shares and the share consolidation, the authorised share capital of the Company is RMB8,277 million divided into 25,000,000,000 shares of US$0.04 each, of which 5,492,258,218 shares were in issue and fully paid. The shares after the share consolidation rank par in all respects with each other. All references to the share capital of the Company in this report have been adjusted retrospectively to take into account the increase in authorised share capital and share consolidation. Besides, the increase in authorised capital is applied respectively in connection with presentation of share capital of the consolidated balance sheets as detailed in notes below.

     (b) The share capital presented in the consolidated balance sheet at January 1, 2003 represents (i) the share capital of the Company, including the shares as at January 1, 2003 totalling 50,000,000 ordinary shares and (ii) shares issued for the Asset Injection arising from the Reorganisation totalling 5,442,258,218 ordinary shares described in note 1 above.

          The shares described in (ii) are deemed to have been issued on January 1, 2003 under the Reorganisation for mergers accounting provision of Hong Kong SSAP No 27. The difference between the nominal value of the shares described in (ii) and the value of the net assets injected into the Company under the Asset Injection, totaling approximately RMB31 billion, is reflected as share premium as at January 1, 2003.

     (c) All preference shares were converted into ordinary shares of the Company on August 30, 2004.

     (d) On December 8, 2004, the Company completed its Global Offering as follows:

          (i) Issue of an aggregate of 950,895,000 shares of US$0.04 each at HK$8.48 per share on The Stock Exchange of Hong Kong Limited ("HKSE") and at US$21.82 (HK$169.60) per ADS on the New York Stock Exchange Inc., on Nov. 17 and Nov. 16 respectively; and

          (ii) Issue of 142,634,000 shares of US$0.04 each at HK$8.48 by way of a placing among professional and institutional investors on December 8, 2004 upon the full exercise of an over-allotment option.

          The listing proceeds of the aforementioned Global Offering of shares, net of share issue expenses of HK$650 million (equivalent to RMB689 million) amounted to approximately HK$8,438 million (equivalent to RMB8,944 million). The resulting share premium amounted to approximately HK$8,096 million (equivalent to RMB8,582 million).

33   Share option scheme

     A share option scheme was approved pursuant to a directors' resolution on September 30, 2004 ("Share Option Scheme"). Share options are granted to directors of the Company and to certain employees of the Group at the directors' discretion. Share options can be exercised at least 18 months from the later of the date of grant or the date of the listing of the shares of the Company on the Hong Kong Stock Exchange and subject to certain vesting schedules.

     On October 22, 2004, 158,640,000 share options with an exercise price of HK$ 8.40 each were granted to certain directors of the Company and certain employees of the Group.

     The total number of ordinary shares that are available for issuance upon the exercise of options granted pursuant to this scheme may not exceed 10% of the total number of issued ordinary shares. The Company may, however, seek separate approvals from its shareholders for granting options beyond the 10% limit. The scheme will be valid and effective for a period of six years and no options may be granted pursuant to this scheme following the expiration of the scheme.

     Pursuant to the Company's share option plan, the Company granted 158,640,000 options to certain of its directors and employees, immediately prior to the closing of its global offering, to subscribe for its ordinary shares at the initial public offering price under the Hong Kong public offering, excluding brokerage and trading fees, and transaction and investor compensation levies. The options granted under this plan has a vesting period of 42 months from the date of listing of our shares and will expire six years from the date of grant.

     Details of the share options granted immediately prior to the closing of the global offering and the movement during the year are summarised as follows:


                              No. of share options
                                                                                                        Subscription
                Outstanding                    No. of               Lapsed  Cancelled      Outstanding     price per
     Date of          as at      Granted    directors   Exercised   during     during            as at         share
     of the      January 1,   during the          and  during the     the        the       December 31,       of the     Option
     grant            2004        period    employees      period   period     period              2004      Company     period
                                                                                                                 HK$

  22/10/2004            -    158,640,000          456           -  920,000(a)       -       157,720,000           -   157,720,000

     (a) A director resigned during the year and the options granted to him lapsed on the date of his resignation in accordance with the terms of the share option scheme.

34   Reserves - Company

                                                          Share           Capital          Retained
                                                        premium           Reserve          earnings             Total


                                                            RMB               RMB               RMB               RMB
                                                        million           Million           million           million

     At January 1, 2003                                   2,771                 -               172             2,943
     Profit for the year                                      -                 -                19                19


     At December 31, 2003                                 2,771                 -               191             2,962
     Issue of shares under Asset
       Injection in accordance with
       Reorganisation                                    31,397             2,982                 -            34,379
     Distributions to owners in
       accordance with Reorganisation                         -                 -              (359)             (359)
     Loss for the year                                        -                 -               (41)              (41)
     Distribution to an owner upon
       assignment of loan prior to the
       Global Offering (Note a)                               -                 -            (1,021)           (1,021)
     Issue of shares through Global Offering
       (net of issue expenses)                            8,582                 -                 -             8,582


     At December 31, 2004                                42,750             2,982            (1,230)           44,502


     (a) Pursuant to the promissory note (the "Note") signed by Group Wealth Finance Limited ("Group Wealth"), a fellow subsidiary owned by CNC BVI, the Company's immediate holding company, dated July 27, 2004, Group Wealth has borrowed an amount of US$123,301,980 (RMB1,020,644,470) from Asia Netcom, and used these funds to acquire the right to receive the outstanding debt payments owed by East Asia Netcom Limited, a fellow subsidiary, from the vendors to the aggregate amount of approximately US$123 million on July 29, 2004.

          Subsequently, on September 30, 2004, CNC BVI instructed Group Wealth to assign the loan to the Company. Accordingly, upon such assignment, the amount receivable from Group Wealth of the said amount is effectively waived and the Company recorded such assignment as an equity distribution to CNC BVI.

35   Consolidated cash flow statements

     (a) Reconciliation of profit/(loss) before taxation to net cash flows generated from operations

                                                                                          Years ended December 31,
                                                                                              2004               2003

                                                                                                RMB               RMB
                                                                                            million           million

          Profit/(loss) before taxation                                                      12,596           (17,931)
          Depreciation of fixed assets and amortisation of intangible assets                 18,754            20,483
          Amortisation of deferred revenues                                                 (16,422)          (14,309)
          Deferred costs expensed in the income statements                                    3,484             1,927
          Deficit on revaluation of fixed assets                                                  -            25,778
          Allowance for doubtful debts                                                          832               619
          Loss on disposal of fixed assets                                                      145             1,689
          Dividend income                                                                       (17)              (45)
          Share of loss from associated companies and jointly controlled entities                 1               416
          Interest income                                                                       (76)              (79)
          Interest expense                                                                    2,794             2,844
          Discount on foreign currency exchange forward contracts                                18                20
          Realised (gain) on disposal of short-term investments                                   -                (1)
          Unrealised loss/(gain) on short-term investments                                        4                (7)
          Unrealised foreign exchange losses                                                     70               142

          Operating profit before working capital changes                                    22,183            21,546
          Increase in accounts receivable                                                      (312)           (1,779)
          Decrease/(increase) in inventories and consumables                                    201              (231)
          (Increase)/decrease in prepayments and other receivable                               (62)              270
          Increase in deferred costs and other non-current assets                            (3,158)           (3,494)
          Increase in accounts payable                                                        1,229             1,883
          (Decrease) in accruals and other payables                                          (3,483)             (457)
          Increase in deferred revenues                                                      13,108            11,069

          Net cash inflow generated from operations                                          29,706            28,807

E
     (b)  Major non-cash transactions

          During 2004, the Group entered into finance lease arrangements in respect of newly acquired fixed assets with a total capital value at the inception of the lease of RMB409 million (2003: RMB276 million).

          During 2004, the immediate holding company assigned a loan to the Company which resulted in a direct charge to the Company's equity, see note 34(a) for details.

     (c)  Acquisition of Asia Global Crossing through Asia Netcom
          The Group acquired 100% of certain entities previously controlled by Asia Global Crossing through Asia Netcom by way of two acquisitions. On March 10, 2003, the Group injected RMB507 million into Asia Netcom, a 51% owned jointly controlled entity which acquired the entire interest in certain entities, which own and operate an Asia-Pacific region cable network providing city-to-city connectivity, data communications and IP-based services, previously controlled by Asia Global Crossing. On December 31, 2003, the Group acquired the remaining 49% of the equity of Asia Netcom for a total cost of RMB525 million.

          From March 10, 2003 to December 31, 2003, Asia Netcom was accounted for as a jointly controlled entity. On December 31, 2003, Asia Netcom became a wholly owned subsidiary of the Company and was consolidated into the Group's financial statements.

          The net assets acquired and the net cash inflow in respect of the purchase of the remaining 49% interest in Asia Netcom, which has a group of subsidiaries, is analysed as follows:


                                                                                              As at December 31, 2003
                                                                                                          RMB million
          Net assets acquired at their respective estimated fair values

          Fixed assets                                                                                          3,037
          Deferred costs                                                                                          870
          Other non-current assets                                                                                157
          Cash and bank deposits                                                                                  580
          Accounts receivables and other current assets                                                           442
          Accounts payable and other current liabilities                                                       (1,207)
          Advances from network capacity sales                                                                 (2,032)
          Bank and other loans                                                                                 (1,011)

          Net assets                                                                                              836

          49% of net assets                                                                                       410
          Goodwill (Note 20)                                                                                      115

          Satisfied by cash                                                                                       525

          Cash consideration                                                                                     (525)
          Cash and bank deposits acquired                                                                         580

          Net cash inflow in respect of the purchase of subsidiaries                                               55

36   Contingent liabilities

     (a)  Guarantees

                                                               Group                              Company
                                                        As at December 31,                  As at December 31,
                                                           2004              2003              2004              2003

                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           million


     Guarantees for US dollar denominated
       bank loans of third parties                           63               125                 -                 -

     On December 8, 2000, a subsidiary of the Company entered into an agreement to provide a guarantee to a subsidiary of China Mobile for a foreign currency borrowing. The guarantee arose from the assumption of responsibilities by both parties as part of the legacy arrangements of their predecessor companies commonly controlled by the state government.

     The guarantee obligation is limited to the outstanding loan and accrued interest amount payable by the subsidiary of China Mobile which is due to be settled by September 2005. As at December 31, 2003 and 2004, the outstanding balances of the borrowing, including interest payable, were US$15.1 million (RMB125 million) and US$7.6 million (RMB63 million) respectively.

     The directors are of the opinion that the possibility of the guaranteed party defaulting on the outstanding balance of the borrowing is remote, hence no provisions have been made for the guarantee.

     (b)  National Audit Office ("NAO") audit

          During the year, the NAO has completed its audit on the ultimate holding company, China Netcom Group, including all of its business operations, assets and liabilities prior to the Reorganisation. Substantial assets and liabilities currently comprising the Group were injected by China Netcom Group in accordance with the Reorganisation. China Netcom Group has informed the directors that no significant matters have been raised to China Netcom Group by the NAO as a result of its audit. Accordingly the directors are of the opinion that there is no matter concerning the Group that qualifies for disclosure in its consolidated financial statements in relation to the NAO audit.

37   Banking facilities

     As at December 31, 2003 and 2004, the Group's banking facilities are as follows:


                                                               Group                              Company
                                                        As at December 31,                  As at December 31,
                                                           2004              2003              2004              2003

                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           million

     Amount utilised                                     56,910            69,498                 -                 -

     Amount unutilised                                   13,590            10,952                 -                 -

     Aggregate banking facilities                        70,500            80,450                 -                 -

38   Commitments

     (a)  Capital commitments


                                                               Group                              Company
                                                        As at December 31,                  As at December 31,
                                                           2004              2003              2004              2003
                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           million

          Contracted but not provided for
            - Land and buildings                             47               220                 -                 -
            - Telecommunications networks
              and equipment                                 986             1,971                 -                 -

                                                          1,033             2,191                 -                 -
          Authorised but not contracted for
            - Land and buildings                              2               213                 -                 -
            - Telecommunications networks
              and equipment                               1,778             4,626                 -                 -

                                                          1,780             4,839                 -                 -

     (b)  Operating lease commitments

          The Group has future minimum lease payments under non-cancellable operating leases in respect of premises and equipment as follows:

                                                               Group                              Company
                                                        As at December 31,                  As at December 31,
                                                           2004              2003              2004              2003

                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           million

          Not later than one year                           793               463                 -                 -
          Later than one year and
            not later than five years                     1,129               770                 -                 -
          Later than five years                           1,510               297                 -                 -

                                                          3,432             1,530                 -                 -

39   Related party transactions

     Parties are considered to be related if one party has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

     (a)  Transaction before Reorganisation on June 30,2004

          The directors consider that the following related party transactions were carried out in the normal course of business of the Group and at terms mutually agreed between the Group and the respective related parties.


                                                                                       Period from
                                                                                  January1,2004 to
                                                                                     June 30, 2004
                                                                                          prior to
                                                                                     Reorganisation              2003
                                                                                                RMB               RMB
                                                                       Note                 million           million

          Rental income from properties leased to
            related companies                                     (v)(a), (v)(c)                  2                 4

          Purchase of materials
            - from fellow subsidiaries                            (v)(a), (v)(c)               (528)           (2,365)
            - from related companies                              (v)(a), (v)(c)               (670)           (1,738)

                                                                                             (1,198)           (4,103)

          Receipt of engineering, project planning, design,
            construction and information technology services
            - from fellow subsidiaries                            (v)(a), (v)(b)               (321)           (1,714)
            - from related companies                              (v)(a), (v)(b)               (564)           (1,517)


                                                                                               (885)           (3,231)


          Ancillary telecommunications  support services (iii)
            - from fellow subsidiaries                            (v)(a), (v)(c)               (207)           (1,021)
            - from related companies                              (v)(a), (v)(c)               (232)             (767)

                                                                                               (439)           (1,788)

          Payment of operating lease rentals of premises
            - from fellow subsidiaries                            (v)(a), (v)(c)                 (7)              (13)
            - from related companies                              (v)(a), (v)(c)                 (5)              (35)

                                                                                                (12)              (48)

          Support services (iv)
            - from fellow subsidiaries                            (v)(a), (v)(c)               (187)           (1,028)
            - from related companies                              (v)(a), (v)(c)               (149)             (510)

                                                                                               (336)           (1,538)

     (b)  Transaction after Reorganisation on June 30,2004


                                                                                                        Period after
                                                                                                      Reorganisation
                                                                                                from July 1, 2004 to
                                                                                                     December 31,2004
                                                                                                                  RMB
                                                                                     Note                     million

          Interconnection fee received from ultimate holding company               (vi)(a)                       144

          Interconnection fee paid to ultimate holding company                      (vi)(a)                      (167)

          Payment of operating lease rentals of premises from fellow subsidiaries   (vi)(b)                      (299)

          Payment of operating sub-lease rentals of premises from fellow
            subsidiaries                                                            (vi)(c)                       (33)

          Common corporate services income received from
            ultimate holding company                                                (vi)(d)                        19

          Common corporate services expense paid to ultimate holding company        (vi)(d)                      (213)

          Receipt of engineering, project planning, design,
            construction and information technology services                        (vi)(e)
            - from fellow subsidiaries                                                                         (1,935)
            - from related companies                                                                               (7)

                                                                                                               (1,942)

          Purchase of materials                                                     (vi)(f)
            - from fellow subsidiaries                                                                           (780)
            - from related companies                                                                             (106)

                                                                                                                 (886)


                                                                                                        Period after
                                                                                                      Reorganisation
                                                                                                from July 1, 2004 to
                                                                                                     December 31,2004
                                                                                                                  RMB
                                                                                     Note                     million

          Ancillary telecommunications support services                             (vi)(g)
            - from fellow subsidiaries                                                                           (281)
            - from related companies                                                                               (3)

                                                                                                                 (284)

          Support services                                                          (vi)(h)
            - from fellow subsidiaries                                                                           (520)
            - from related companies                                                                             (211)

                                                                                                                 (731)

          Payment of operating lease rentals of telecommunications facilities       (vi)(i)
            to fellow subsidiaries                                                                               (138)

          Payment for purchase of long-term telecommunications
            capacity to ultimate holding company                                    (vi)(j)                      (173)

          Payment for lease of long-term telecommunications
            capacity to ultimate holding company                                    (vi)(k)                       (28)

          Management fee received from ultimate holding company                     (vi)(l)                        28

         Notes:

         (i) As at the respective balance sheet dates, the Group had balances with certain related parties, which have been set out in Notes 27(b)(ii) and 28.

         (ii) The related companies represent the investees of the unlisted fellow subsidiaries.

         (iii) Represents the provision of ancillary telecommunications support services to the Group by the fellow subsidiaries and the related companies. These services include certain telecommunications pre-sale, on-sale and after-sale services, certain sales agency services, the printing and delivery of invoice services, the maintenance of certain air-conditioning, fire alarm equipment and telephone booths and other customers services.

         (iv) Represents the support services provided to the Group by the fellow subsidiaries and the related companies. These support services include equipment leasing services, motor vehicles services, safety and security services, conference services, basic construction agency services, equipment maintenance services, employee training services, advertising services, printing services and other support services.

         (v) Transactions with individual related parties before reorganisation on June 30, 2004 were priced based on one of the following three criteria:

               (a) market price;

               (b) prices based on government guidance; or

               (c) cost plus basis.

         (vi) In connection with the Reorganisation, the Group and China Netcom Group entered into a number of agreements effective on or after July 1, 2004 with an initial term expiring on December 31, 2006. The terms of the principal agreements are summarised as follows:

               (a) The Group entered into an Interconnection Settlement Agreement with China Netcom Group for interconnection of domestic and international long distance telephone calls. Pursuant to the said agreement, the telephony operator terminating a telephone call made to its local networks is entitled to receive a fee prescribed by MII from the operator from which the telephone call is originated.

               (b) The Group entered into a Property Leasing Agreement with China Netcom Group pursuant to which the Group leases certain properties to/from China Netcom Group. The rental charges are based on either market rates or depreciation charge and maintenance charge in respect of each property, provided that such depreciation and maintenance charge shall not be higher than the market rates.

               (c) The Group entered into a Property Sub-leasing Agreement with China Netcom Group pursuant to which the Group leases certain properties from China Netcom Group which are owned by independent third parties. The rental charges are based on market rates negotiated between China Netcom Group and the relevant third parties.

               (d) The Group entered into a Master Service Sharing agreement with China Netcom Group pursuant to which expenses associated with common corporate services are allocated between the Group and China Netcom Group based on revenues as appropriate.

               (e) The Group entered into an Engineering and Information Technology Services Agreement with China Netcom Group pursuant to which China Netcom Group provides the Group with engineering and information technology-related services. The amounts charged for these services are determined by reference to market rates as reflected in prices obtained through a tender.

               (f) The Group entered into a Materials Procurement Agreement with China Netcom Group pursuant to which China Netcom Group provides the Group with the procurement of equipment and materials. The amount charged for this service is based on a percentage not exceeding 3% of the contract value of the equipment and materials purchased from domestic suppliers or 1% of the contract value of the equipment and materials purchased from overseas suppliers.

               (g) The Group entered into an Ancillary Telecommunications Services Agreement with China Netcom Group. The ancillary telecommunications services provided by China Netcom Group include certain telecommunications pre-sale, on-sale and after-sale services, sales agency services and certain customer services. Pursuant to the said agreement, China Netcom Group charges the Group for these services in accordance with the following terms:

                    o    Government prescribed price;

                    o Where there is no government prescribed price but there is a government guided price, the government guided price will apply;

                    o Where there is neither government prescribed price nor a government guided price the market price will apply;

                    o Where none of the above is available, the price is to be agreed between the relevant parties, which shall be based on the cost incurred in providing the services plus a reasonable profit margin.

               (h) The Group entered into a Support Services Agreement for various support services with China Netcom Group. The support services provided by China Netcom Group include equipment leasing and maintenance services, motor vehicles services, safety and security service, basic construction agency services, research and development services, employee training services and advertising services and other support services. Pursuant to the said agreement, China Netcom Group charges the Group for these services in accordance with the following terms:

                    o    Government prescribed price;

                    o Where there is no government prescribed price but there is a government guided price, the government guided price will apply;

                    o Where there is neither government prescribed price nor a government guided price the market price will apply;

                    o Where none of the above is available, the price is to be agreed between the relevant parties, which shall be based on the cost incurred in providing the services plus a reasonable profit margin.

               (i) The Group entered into a Telecommunications Facilities Leasing Agreement with China Netcom Group pursuant to which the Group leases the international telecommunications facilities and inter-provincial transmission optic fibres from China Netcom Group. The lease payment is based on the depreciation charge of the assets.

               (j) The Group entered into a Capacity Purchase Agreement with East Asia Netcom Limited ("EANL"), a wholly owned subsidiary of China Netcom Group, pursuant to which the Group receives certain amounts of long-term telecommunications capacity from China Netcom Group at market prices as set out in the Capacity Purchase Agreement.

               (k) The Group entered into a Capacity Lease Agreement with EANL, pursuant to which the Group leases certain amounts of capacity on China Netcom Group's telecommunications network at market rates as set out in the Capacity Lease Agreement.

               (l) The Group entered into a Management Services Agreement with EANL, pursuant to which the Group provides certain management services to China Netcom Group either on a cost reimbursement basis or on the basis of cost plus reasonable profits not exceeding the market price as set out in the Management Service Agreement.

         (vii) In addition, pursuant to the Reorganisation, China Netcom Group has agreed to hold and maintain, for the Group's benefit, all licenses received from the MII in connection with the Restructured Businesses transferred to the Group. The licences maintained by China Netcom Group were granted by the MII at nil or nominal costs. To the extent that China Netcom Group incurs a cost to maintain or obtain licences in the future, the Company has agreed reimburse China Netcom Group for any such expense.

         (viii)China Netcom Group has also agreed to indemnify the Group in connection with any tax and deferred tax liabilities not recognised in the financial statements of the Group and arisen from transactions prior to the date of Reorganisation.

         (ix) During the year, the Group entered into a finance lease arrangement with a related party (see note 18(a)).

         (x) During the year, a fellow subsidiary borrowed a loan from the Group and the loan payable from the fellow subsidiary was assigned to the Group at the instruction of its immediate holding company, which resulted in a direct charge to the Company's equity, please refer to note 34(a) for details.

40   Significant subsequent events

     After the balance sheet date, the directors proposed a final dividend. Further details are disclosed in note 9.

41   Ultimate holding company

     The directors regard China Netcom Group, a state-owned company established in the PRC, as being the ultimate holding company.

42   Approval of financial statements

     The financial statements were approved by the Board of Directors on April 6, 2005.

Supplementary Information for American Depositary Shares Holders

The consolidated financial statements of the Group have been prepared in accordance with Hong Kong GAAP, which differs in certain material respects from U.S. GAAP. Differences between Hong Kong GAAP and U.S. GAAP, which may have significant impacts on the consolidated net profit/(loss) and the consolidated shareholders' equity are described below.

The effect on net profit/(loss) of significant differences between Hong Kong GAAP and U.S. GAAP for the years ended December 31, 2002, 2003 and 2004 is as follows:

                                                                       Years ended December 31,
                                          Note             2002              2003              2004              2004
                                                         RMB in million except per share data             US$ million
                                                                                                           except per
                                                                                                           share data

Consolidated profit/(loss) for the year
  under Hong Kong GAAP                                    6,520           (11,111)            9,248             1,117
U.S. GAAP adjustments:
  Revaluation of fixed assets              (a)                -            25,778                 -                 -
  Depreciation of revalued
    fixed assets                           (a)                -                 -            (3,529)             (426)
  Share-based compensation                 (b)              (20)               (2)                -                 -
  Amortisation of goodwill                 (f)                -                 -                10                 1
  Amortisation of negative goodwill        (g)                -                 -                (7)               (1)
  Others                                                    (39)                3                14                 2
  Tax effect on the above adjustments      (e)               13            (8,508)            1,160               140

Consolidated profit for the year
  under U.S. GAAP                                         6,474             6,160             6,896               833

Shares used in computing basic
  earnings per share                                      5,492             5,492             5,623             5,623

Shares used in computing diluted
  earnings per share                                      5,500             5,500             5,630             5,630

Basic earnings per share under
  U.S. GAAP                                             RMB1.18           RMB1.12           RMB1.23           USD0.15

Diluted earnings per share under
  U.S. GAAP                                             RMB1.18           RMB1.12           RMB1.22           USD0.15


The effect on shareholders' equity of significant differences between Hong Kong GAAP and U.S. GAAP as at December 31, 2002, 2003 and 2004 is as follows:

                                                                       Years ended December 31,
                                          Note             2002              2003              2004              2004
                                                                    RMB in million                             US$ in
                                                                                                              million

Consolidated shareholders' equity under
  Hong Kong GAAP                                         62,213            43,376            55,165             6,665
U.S. GAAP adjustments:
  Revaluation of fixed assets              (a)                -            22,796            22,796             2,754
  Depreciation of revalued fixed assets    (a)                -                 -            (3,529)             (426)
  Convertible preference shares and
    corresponding share premium            (d)           (2,637)           (2,637)                -                 -
  Difference in distribution to
    owners upon Reorganisation             (f)                -                 -               166                20
  Amortisation of goodwill/negative
    goodwill                               (f)                -                 -                 3                 -
  Others                                                    (16)              (13)                1                 -
  Tax effect on the above adjustments      (e)                2            (7,522)           (6,362)             (768)

Consolidated shareholders' equity under
  U.S. GAAP                                              59,562            56,000            68,240             8,245


(a)  Revaluation of fixed assets

     Certain classes of fixed assets of the Group were revalued as at December 31, 2003. The revaluation was performed based on the depreciated replacement costs of the fixed assets and was not based upon the expected future cash flows of the fixed assets. The revaluation resulted in a charge of RMB25,778 million to the Group's consolidated income statement for the year ended December 31, 2003 with respect to the reduction in carrying amounts of certain fixed assets below their historical cost bases. In addition, a surplus arising from the revaluation of certain other fixed assets totalling RMB2,982 million has been credited to the revaluation reserve. The effect of the reduction in depreciation of the revalued assets amounted to RMB3,529 million in the year ended December 31, 2004.

     Under U.S. GAAP, the carrying values of fixed assets are stated at their historical costs less accumulated depreciation and provision for impairment without making reference to their respective depreciated replacement costs. An impairment loss on fixed assets is recorded under U.S. GAAP if the carrying value of such assets exceeds its future undiscounted cash flow resulting from the use of the assets and their eventual disposition. The future undiscounted cash flows of the Group's fixed assets, whose carrying amounts were reduced in connection with the Reorganisation, exceed the historical costs of such fixed assets and, therefore, no impairment of such assets is recognised under U.S. GAAP. Accordingly, the deficit on revaluation of fixed assets charged to the Group's consolidated income statements and the surplus credited to revaluation reserve recorded under Hong Kong GAAP as at December 31, 2003 and the corresponding effect on the depreciation of the revalued assets in the periods subsequent to December 31, 2003 are reversed for U.S. GAAP purposes.

(b)  Share-based compensation in the years ended December 31, 2002 and 2003

     The Group had share based compensation arrangements in the years ended December 31, 2002 and 2003. Under Hong Kong GAAP, the Group accounts for shares issued to employees as ordinary share issuance and the difference between the amounts paid by the employees and the par values of the share were recognised as share premium.

     Under U.S. GAAP, the Group accounts for share-based compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Shares Issued to Employees" and related interpretations thereof. Accordingly, the difference between the estimated fair value of the ordinary shares issued and the issuance prices at the issuance dates is recorded as deferred stock compensation, which is an item in the equity of the Group, and amortised over two years on a straight-line basis from the date of employment of each individual employee.

     The estimated fair value of the ordinary shares issued to the employees was US$2.45 per share, which was based on a valuation report from an independent appraiser dated July 31, 2001 and derived on a non-marketable aggregate minority basis as of February 7, 2001. The directors of the Company believe that the assumptions that were used in the valuation report as of February 7, 2001 did not change significantly in the subsequent periods. As at December 31, 2004 the difference between the estimated fair value of the ordinary shares issued and the issuance price at the issuance date has been fully amortised.

(c)  Grants of share options in the year ended December 31, 2004

     The Group granted share options to directors and employees in the year ended December 31, 2004 pursuant to the Company's Stock Option Scheme as set out in note 33. Under Hong Kong GAAP no charge is recorded to the income statement and the proceeds received are recognised as an increase to capital upon the exercise of the share options.

     Under U.S. GAAP, in accordance with the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", the Group has selected to apply the disclosure only provisions related to employee stock options and share purchases and follows the provisions of Accounting Principles Board Opinion No. 25 ("APB 25") in accounting for stock options and shares issued to employees. Under APB 25, compensation expense, if any, is recognised as the difference between the exercise price and the estimated fair value of the ordinary shares on the measurement date, which is typically the date of grant, and is expensed ratably over the service period, which is typically the vesting period. Since the options exercise price equal to the shares issue price at the time of initial public offering, the expense charged to the profit and loss account is zero at the date of grant.

     The following table illustrates the effect on net income and earnings per share if the Group had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation.

                                                                                               2004              2004
                                                                                        RMB million       USD million

     Consolidated profit under U.S. GAAP,
       As reported                                                                            6,896               833
         Less: Additional stock-based
               employee compensation expense
               determined under fair value based
               method for all awards                                                            (18)               (2)

       Pro forma                                                                              6,878               831

     Basic net earnings per ordinary share:
       As reported                                                                             1.23              0.15
       Pro forma                                                                               1.22              0.15
     Diluted net earnings per ordinary share:
       As reported                                                                             1.22              0.14
       Pro forma                                                                               1.21              0.14


(c)  Grants of share options in the year ended December 31, 2004 (continued)

     The estimated grant date fair value, as defined by SFAS 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), was calculated using the Black-Scholes model. The Black-Scholes model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's Stock Options Scheme. This model requires highly subjective assumptions, including future share price volatility and expected time until exercise, which greatly affects the calculated grant date fair value. The following assumptions were included in the estimated grant date fair value calculations for the Stock Options Scheme. Key assumptions are:

     Risk free interest rate (%)                                          4.3%
     Expected life (years)                                                   5
     Expected dividend                                                     35%
     Volatility (%)                                                      23.6%
     Weighted average estimated grant date fair value ($)                 1.22

(d)  Convertible preference shares

     Under Hong Kong GAAP, the convertible preference shares and the corresponding share premium are classified as equity while under U.S. GAAP they are presented as balances between liabilities and owners' equity because of the mandatorily redeemable feature of the convertible preference shares. This difference resulted in a reduction of the owners' equity by RMB2,637 million at both December 31, 2002 and 2003 under U.S. GAAP. The convertible preference shares were converted to ordinary shares on August 30, 2004 and therefore the GAAP difference ceased to exist from that date.

(e)  Deferred income tax

     Hong Kong GAAP and U.S. GAAP are substantially the same with respect to the accounting treatment of deferred income tax expenses or benefits that affect the Group.

     The amounts included in the reconciliation show the income tax effects of the differences between Hong Kong GAAP and U.S. GAAP as described above.

(f)  Goodwill and negative goodwill

     Under Hong Kong GAAP, goodwill on acquisitions is included in intangible assets and is amortised using the straight-line method over its estimated useful life of not more than 12 years. Negative goodwill is presented in the same balance sheet classification as goodwill and recognised in the income statement over the remaining weighted average useful life of the related fixed assets.

     Under U.S. GAAP, goodwill is not amortised but tested for impairment annually and whenever events or circumstances occur indicating that goodwill might be impaired. When negative goodwill results from an acquisition, the acquirer must reassess whether all acquired assets and assumed liabilities have been identified and properly valued and then allocate negative goodwill to certain acquired non-monetary assets on a pro rata basis as applicable. Any remaining unallocated negative goodwill must be recognised immediately as an extraordinary gain.

     There are no net effects on the consolidated income statements and consolidated shareholders' equity between Hong Kong GAAP and U.S. GAAP during the year ended December 31, 2003 as described above.

     Goodwill was recognised from the acquisition of the 49% equity interest in Asia Netcom on December 31, 2003. Accordingly, the amortisation of goodwill of RMB10 million during the year ended December 31, 2004 under Hong Kong GAAP is reversed for U.S. GAAP purposes.

     Upon the Reorganisation on June 30, 2004, the value of the fixed assets transferred to China Netcom Group under Hong Kong GAAP was larger than that under U.S. GAAP by RMB166 million due to the difference in treatment on negative goodwill arising from the acquisition of certain entities of Asia Global Crossing through Asia Netcom. The negative goodwill of RMB166 million was retained in the balance sheet under Hong Kong GAAP while it was netted off against fixed assets under U.S. GAAP and the corresponding fixed assets were distributed to the owners upon to the Reorganisation. Accordingly, the distribution to owners for the year ended December 31, 2004 under U.S. GAAP was lower than that under Hong Kong GAAP by RMB166 million and the consolidated shareholders' equity under U.S. GAAP on the same date was higher than that under Hong Kong GAAP by the same amount. As a result, the amortisation of negative goodwill of RMB 7 million recognised under Hong Kong GAAP for the year ended December 31, 2004 is reversed under U.S. GAAP.

(g)  Presentation of revenue

     Under Hong Kong GAAP, revenues are presented net of the PRC business taxes and government levies which amounted to RMB1,663 million, RMB1,838 million and RMB 1,907 million for the years ended December 31, 2002, 2003 and 2004 respectively.

     Under U.S. GAAP, revenues should be presented gross with these types of taxes classified as a cost of revenue.

(h)  Presentation of depreciation expenses

     Under Hong Kong GAAP, depreciation expenses can be excluded from "Network, operations and support" and separately disclosed on the face of income statement.

     Under U.S. GAAP, "Network, operations and support" expenses should include charges for depreciation of property, plant and equipment and amortisation of intangibles. Industry practice adopted by the Chinese telecommunications sector is to present these costs of operations net of depreciation charges. In such circumstances, U.S. GAAP requires such fact to be highlighted on the face of the income statement.

(i) Presentation of amortisation of subscriber acquisition costs

     Under Hong Kong GAAP, amortisation of capitalised subscriber acquisition costs, being RMB 46 million, RMB340 million and RMB2,006 million for the years ended December 31, 2002, 2003 and 2004 respectively is classified as selling expenses due to the marketing and promotional nature of the expenditure.

     Under U.S. GAAP, amortisation of subscriber acquisition costs needs to be included in the line item "Network, operations and support" expense for the Company.

Other U.S. GAAP disclosures

(a)  Related party transaction

     Under Hong Kong GAAP, transactions with state-controlled enterprises other than China Netcom Corporation and its affiliates are not required to be disclosed as related party transactions. Furthermore, government departments and agencies are deemed not to be related parties to the extent that such transactions are in the normal course of business. Therefore, related party transactions as disclosed in Note 39 of the consolidated financial statements only refer to transactions with China Netcom Group.

     Under U.S. GAAP, there are no similar exemptions. The Group's transactions with state-controlled enterprises were primarily with the PRC's telecommunications operators as follows:

                                              Years ended December 31,
                                      2002              2003              2004
                                                (RMB in millions)

     Interconnection revenue         2,378             2,580             3,903
     Interconnection charge           (700)             (617)             (996)
     Leased line revenue             1,620             1,381             1,010

     The amounts set out in the tables above represent the historical costs incurred by the related parties in carrying out such transactions.

(b)  Fair values of financial instruments

     The carrying value of the Group's financial assets including cash and bank deposits accounts receivable, amounts due from intermediate holding company and fellow subsidiaries and financial liabilities including accounts payable, amount due to ultimate holding company, short-term bank loans, current portion of capital lease obligations, and current portions of long-term bank loans and other borrowings approximate their fair values due to their short maturities.

     The carrying value of the long term loans approximates their fair value due to their variable interest rates. The estimated fair value of the long term loans is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for debt with similar terms.

(c)  Comprehensive income

     U.S. GAAP requires that all items that are required to be recognised as components of comprehensive income be reported in a separate financial statement. There are no material differences between total recognised gains and losses for the periods shown in the Consolidated Statements of Changes in Equity presented under Hong Kong GAAP and U.S. GAAP comprehensive income, except for the differences between Hong Kong GAAP and U.S. GAAP profit attributable to shareholders shown above.

(d)  Risk and uncertainties

     The relevant telecommunications governing authorities have retained the right, to a certain extent, to modify the terms and conditions of licence agreements at any time if in its opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunications sector. This includes the right to permit additional operators to enter the telecommunications sector at any time the government authorities see fit.

     Further, the Group is exposed to the following types of market risk:

     (i)  Credit risk

          The carrying amount of accounts receivable included in the balance sheet represents the Group's exposure to credit risk in relation to its financial assets. The Group's receivables are unsecured to the extent they are not covered by security deposits. The Group believes that adequate provision for uncollectible accounts receivable has been made.

     (ii) Interest rate risk

          The Group is exposed to changes in interest rates due to its long-term debt obligations. The Group enters into debt obligations to support general corporate purposes including capital expenditures, acquisitions, and working capital needs.

    (iii) Foreign currency risk

          The Group has assets and liabilities that are subject to fluctuations in foreign currency exchange rates. The Group has entered into certain forward foreign currency exchange contracts to reduce its economic exposure to changes in the exchange rates related to debt obligations. The Group also had foreign currency denominated bank balance amounting to RMB685 million and RMB8,185 million as of December 31, 2003 and 2004 respectively. The Group has foreign currency denominated bank loans, the details of which are disclosed in Note 27(b) of the consolidated financial statements.

(e)  Investment in Asia Netcom

     Under U.S. GAAP, pro forma financial information in respect of a subsidiary acquired during the year/period is required to be disclosed in the financial statements.

     The following unaudited pro forma information presents a summary of the results of operations of the Group for the year ended December 31, 2003 under U.S. GAAP assuming Asia Netcom had been 100% owned by the Group since its establishment and assuming the 100% acquisition and consolidation of certain entities of Asia Global Crossing since March 10, 2003. Results of such entities of Asia Global Crossing before they were acquired by Asia Netcom have not been included below due to a lack of reliable financial data.

     Net revenues                                           RMB60,938 million
     Net income                                              RMB5,762 million
     Basic earnings per share                                         RMB0.26
     Diluted earnings per share                                       RMB0.26

     Under Hong Kong GAAP, negative goodwill, which arose from acquiring certain entities of Asia Global Crossing by Asia Netcom on March 10, 2003, is presented in the same balance sheet classification as goodwill. Under U.S. GAAP, negative goodwill shall be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other post retirement benefit plans, and (e) any other current assets.

(f)  Recent HK Accounting Pronouncements

     i. During 2004, the HKICPA issued the following Hong Kong Accounting Standards ("HKASs") and HKAS Interpretation ("HKAS-Int") that were converged with equivalent international Accounting Standards ("IASs") and SIC Interpretations issued by the International Accounting Standards Board (`'IASB"), most of which were revised recently as a result of the IASB's "Improvements" Project:

          o    HKAS 1 "Presentation of Financial Statements"
          o    HKAS 2 "Inventories"
          o HKAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors"
          o    HKAS 10 "Events after the Balance Sheet Date"
          o    HKAS 16 "Property, Plant and Equipment"
          o    HKAS 21 "The Effects of Changes in Foreign Exchange Rates"
          o    HKAS 26 "Accounting and Reporting by Retirement Benefit Plans"
          o    HKAS 27 "Consolidated and Separate Financial Statements
          o    HKAS 28 "Investments in Associates"
          o    HKAS 29 "Financial Reporting in Hyperinflationary Economies"
          o    HKAS 32 "Financial Instruments: Disclosure and Presentation"
          o    HKAS 33 "Earnings Per Share" Recent US Accounting Pronouncements
          o    HKAS 36 "Impairment of Assets"
          o    HKAS 38 "Intangible Assets"
          o    HKAS 39 "Financial Instruments: Recognition and Measurement"
          o    HKAS 40 "Investment Property"
          o    HKAS 41 "Agriculture"
          o    HKAS-Int 12 "Consolidation - Special Purposes Entities"

          The above HKASs and HKAS-Int will become effective for accounting periods beginning on or after January 1, 2005 and are required to be adopted by the Group for the year ending December 31, 2005. As a consequence, the following SSAPs and Interpretations of the HKICPA will be superseded at that time:

          o    SSAP 1 "Presentation of Financial Statements (revised 2001)"
          o SSAP 2 "Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies (revised 2001)"
          o    SSAP 5 "Earnings Per Share (revised 1998)"
          o    SSAP 9 "Events after the Balance Sheet Date (revised 2001)"
          o    SSAP 10 "Accounting for Investments in Associates (revised 2001)"
          o    SSAP 11 "Foreign Currency Translation (revised 2001)"
          o    SSAP 17 "Property, Plant and Equipment (revised 2001)"
          o    SSAP 22 "Inventories (revised 2001)"
          o    SSAP 24 "Accounting for Investments in Securities"
          o    SSAP 29 "Intangible Assets"
          o    SSAP 31 "Impairment of Assets"

     i.  (continued)

          o SSAP 32 "Consolidated Financial Statements and Accounting for Investments in Subsidiaries (revised 2001)"
          o    Interpretation 1 "Costs of Modifying Existing Software"
          o Interpretation 5 "Property, Plant and Equipment - Compensation for the Impairment or Loss of Items"
          o    Interpretation 8 "Presentation of Financial Statements - Current
               Assets: Classification of Restricted and Appropriated Cash
               Balance"
          o Interpretation 10 "Earnings per Share - Financial Instruments and Other Contracts that may be Settled in Shares"
          o Interpretation 18 "Consolidated and Equity Method - Potential Voting Rights and Allocation of Ownership Interests"

          Given the HKICPA's policy to converge Hong Kong accounting standards with the IASB's financial reporting standards, the HKASs and HKAS-Int were issued to adopt the changes made as a result of the IASB Improvements Project as well as to eliminate, to the greatest extent possible, all differences that previously existed between Hong Kong accounting standards and the equivalent IASs. The Group is currently assessing the potential impact on the adoption of the above HKASs and HKAS-Int on January 1, 2005 may have on our financial statements presented in accordance with HK GAAP.

     ii. During 2004, the HKICPA issued the following Hong Kong Financial Reporting Standards ("HKFRS"):

          o    HKFRS 2 "Share-based Payment"
          o    HKFRS 3 "Business Combinations"
          o    HKFRS 4 "Insurance Contracts"
          o    HKFRS 5 "Non-current Asset Held for Sale and Discontinued
               Operations"

          These HKFRSs will become effective for accounting periods beginning on or after January 1, 2005 and are therefore required to be adopted by the Group for the year ending December 31, 2005.

          HKFRS 2 prescribes the recognition principles and fair value measurements basis for all share-based payment transactions, including (i) equity-settled share-based payment transactions, (ii) cash-settled share-based payment transactions; and (iii) transactions with a choice of whether they are settled in cash or by issuing equity instruments. It requires companies to reflect in their profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. HKFRS 2 applies to grants of shares, share options or other equity instruments that were granted after November 7, 2002 and had not yet vested as at January 1, 2005, and it applies retrospectively to liabilities arising from share-based payment transactions existing as at January 1, 2005.

     ii.  (continued)

          HKFRS 3 requires that all business combinations within the scope of HKFRS 3 must be accounted for using the purchase method. Costs expected to be incurred to restructure an acquired entity's (or the acquirer's) activities must be treated as post-combination expenses, unless the acquired entity has a pre-existing liability for restructuring its activities. Intangible items acquired in a business combination must be recognised as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Identifiable assets acquired, and liabilities and contingent liabilities incurred or assumed, must be measured initially at fair value. Amortisation of goodwill and intangible assets with indefinite useful lives is prohibited. Instead they must be tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment. Negative goodwill should be credited to the income statements immediately.

          The Group is currently assessing the potential impact on the adoption of HKFRS 2 and HKFRS 3 may have on our financial statements presented in accordance with HK GAAP.

          The Group considers that there is no significant impact on the adoption of HKFRS 4 and HKFRS 5 on our financial statements presented in accordance with HK GAAP.

(g)  Recent US Accounting Pronouncements

     In 2004, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4 ("SFAS 151"), Statement of Financial Accounting Standards No. 152 Accounting for Real Estate Time-Sharing Transactions ("SFAS 152"), Statement of Financial Accounting Standards No. 153, Exchange of Nonmonetary Assets ("SFAS 153") and revised Statement of Financial Accounting Standards No. 123, Share-Based Payment ("Revised SFAS 123").

     SFAS 151 amends and clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). It requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during the fiscal years beginning after 15th June, 2005. The Company considered the effects of adoption SFAS 151 and does not expect any material impact on the financial statements.

     SFAS 152 amends FASB Statement No. 66, Accounting for Sales of Real Estate to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position ("SOP") 04-2, Accounting for Real Estate Time-Sharing Transactions and FASB Statement No. 67 Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and cost is subject to the guidance in SOP 04-2. SFAS 152 is effective for financial statements for fiscal years beginning after 15th June, 2005. The Company has considered the effects of adoption SFAS 152 and does not expect any material impact on the financial statements.

     SFAS 153 amends APB Opinion No. 29 on Accounting for Nonmonetary Transactions, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception of exchanges of nonmonetary assets that do not have commercial substance. It defines `a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after 15th June, 2005. The Company has considered the effects of adoption SFAS 153 and does not expect any material impact on the financial statements.

     Revised SFAS 123 is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation ("Original SFAS 123") and superseded APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS 123 establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. Revised SFAS 123 focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. Revised SFAS 123 is effective a) as at the beginning of the first interim or annual reporting period that begins after 15th June, 2005 for public entities that do not file as small business issuers;
     b) as at the beginning of the first interim or annual reporting period that begins after 15th December, 2005 for public entities that file as small business issuers; and c) as of the beginning of the first annual reporting period that begins after 15th December, 2005 for non-public entities. The Company is assessing the impact of adoption Revised SFAS 123 on the financial statements.

Report on the Unaudited Pro Forma Financial Information

[GRAPHIC OMITTED]
-------------------------------------------------------------------------------
[GRAPHIC OMITTED]                                  PricewaterhouseCoopers
                                                   22nd Floor Prince's Building
                                                   Central Hong Kong

The Board of Directors
China Netcom Group Corporation (Hong Kong) Limited

Unaudited Pro Forma Financial Information - for the year ended 31 December 2004

Dear Sirs

We report on the unaudited pro forma financial information for the year ended 31 December 2004 of China Netcom Group Corporation (Hong Kong) Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") set out on pages 172 to 176 in the Company's annual report for year ended 31 December 2004.The unaudited pro forma consolidated financial information has been prepared by the directors of the Company, for illustrative purposes only, to provide information about how the reorganisation, as an integral part of the global offering, might have affected the historical financial information.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the unaudited pro forma financial information in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("the Listing Rules").

It is our responsibility to form an opinion, as required by paragraph 4.29 of the Listing Rules, on the unaudited pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work with reference to the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom, where applicable. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the unaudited pro forma financial information with the directors of the Company.

Our work does not constitute an audit or review in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants, and accordingly, we do not express any such assurance on the unaudited pro forma financial information.

The unaudited pro forma financial information for the year ended 31 December 2004 has been prepared on the bases set out on Appendix I for illustrative purpose only and, because of its nature, it may not be indicative of the financial position or results of

o    the Group had the reorganisation actually occurred as at 1 January 2004;

o    the Group at any future date or for any future periods.

Opinion

In our opinion:

a) the unaudited pro forma consolidated financial information has been properly compiled by the directors of the Company on the bases stated;

b)   such bases are consistent with the accounting policies of the Group, and

c) the adjustments are appropriate for the purposes of the unaudited pro forma financial information as disclosed pursuant to paragraph 4.29 of the Listing Rules.





Yours faithfully

PricewaterhouseCoopers
Certified public accountants
Hong Kong

April 6, 2005

Unaudited Pro Forma Financial Information

The unaudited pro forma consolidated income statement for the year ended 2004 has been set out in the following pages to illustrate the effect of the Group's reorganisation for the listing of the Company's shares (the "Reorganisation") on the Group's consolidated results as if the Reorganisation had been completed on January 1, 2004. The unaudited pro forma consolidated income statement for the year ended December 31, 2004 is prepared based on the historical consolidated profits of the same period prepared in accordance with Hong Kong GAAP and in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"). For the details of the Group's Reorganisation, please refer to note 1 of the Group's historical consolidated financial statements.

For accounting purposes, the Reorganisation was effectively completed on June 30, 2004 (see note 2 of the Group's historical consolidated financial statements). Accordingly, the pro forma adjustments to the consolidated income statement for the year ended December 31, 2004 were related to the six months period from January 1 to June 30, 2004.

The unaudited pro forma consolidated income statement set out below does not form part of the audited historical consolidated financial statements and is included here for reference purposes only and does not necessarily represent what the Group's consolidated financial results would actually have been as if the Reorganisation had in fact occurred on that date and is not necessarily representative of the Group's financial results for any future period. The actual performance of operations may differ significantly from the unaudited pro forma amounts reflected below.

Narrative descriptions of the pro forma effects of the Reorganisation are summarised in the notes to the unaudited pro forma consolidated income statement below.

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2004
(in million, except per share data)

                                                                    Adjustments
                                                                                                       Tax
                                                                                                    effect
                                          Carve-                                                    on the
                                          out of                                                     above
                                           busi-                                                    adjust-
                                          nesses    Carve-out of assets and liabilities      Sub-     ments               Pro
                              Historical  Note 1    Note 2    Note 3    Note 4    Note 5    total    Note 6     Total    forma
                                     RMB     RMB       RMB       RMB       RMB       RMB      RMB       RMB       RMB      RMB

Revenues                          64,922    (486)        -         -         -        (3)      (3)        -      (489)  64,433

Operating expenses
Depreciation and amortisation    (18,754)    310       144       214         -        77      435         -       745  (18,009)
Networks, operations and support (11,591)    341         -         -         -        65       65         -       406  (11,185)
Staff costs                       (8,041)    101         -         -         -         6        6         -       107   (7,934)
Selling, general and admini-
  strative                        (9,566)    144         -         -         -        41       41         -       185   (9,381)
Other operating expenses          (1,534)    (28)        -         -         -         -        -         -       (28)  (1,562)

Total operating expenses         (49,486)    868       144       214         -       189      547         -     1,415  (48,071)


Operating profit before inter-
  est income and dividend income  15,436     382       144       214         -       186      544         -       926   16,362

Interest income                       76      (5)        -         -         -         -        -         -        (5)      71

Dividend income                       17      (2)        -         -         -         -        -         -        (2)      15

Profit from operations            15,529     375       144       214         -       186      544         -       919   16,448

Finance costs                     (2,932)    263         -         -         -       137      137         -       400   (2,532)

Share of loss of
  Associated companies                (1)      -         -         -         1         -        1         -         1        -

Profit before taxation            12,596     638       144       214         1       323      682         -     1,320   13,916

Taxation                          (3,438)      -         -         -         -         -        -      (158)     (158)  (3,506)

Profit after taxation              9,248     638       144       214         1       323      682      (158)    1,162   10,410


                                                                    Adjustments
                                                                                                       Tax
                                                                                                    effect
                                          Carve-                                                    on the
                                          out of                                                     above
                                           busi-                                                    adjust-
                                          nesses    Carve-out of assets and liabilities      Sub-     ments               Pro
                              Historical  Note 1    Note 2    Note 3    Note 4    Note 5    total    Note 6     Total    forma
                                     RMB     RMB       RMB       RMB       RMB       RMB      RMB       RMB       RMB      RMB


Shares used in computing basic
  earnings per share (Note 7)      5,628                                                                                5,628

Basic earnings per share            1.64                                                                                 1.85

Shares used in computing diluted
  earnings per share (Note 7)      5,630                                                                                5,630

Diluted earnings per share          1.63                                                                                 1.84


NOTES TO UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

     Unaudited Pro Forma Adjustments

A description of the unaudited pro forma adjustments is as follows:

1. The unaudited pro forma adjustment reflects the exclusion of results of operations attributable to the PRC operations outside our northern service region and our southern service region of CNC China (the Group's principal operating subsidiary in China) and the PRC operations of certain minor ancillary telecommunications service of our northern service regions and our southern service regions as if the Reorganisation had taken place on January 1, 2004. These operations were retained by China Netcom Group upon Reorganisation. The losses incurred by the PRC operations outside our northern and southern service regions of CNC China and certain minor ancillary telecommunications services were RMB 486 million and RMB 152 million for the six months ended June 30, 2004, respectively.

2. In connection with the Reorganisation, the inter-provincial fiber-optic cables were distributed to China Netcom Group. The unaudited pro forma adjustment reflects the reduction in depreciation charge relating to the fiber-optic cables as if the Reorganisation had occurred on January 1, 2004.

3. In connection with the Reorganisation, certain properties were distributed to China Network Group. The unaudited pro forma adjustment reflects the effects of the reduction in depreciation charges relating to these properties as if the Reorganisation had occurred on January 1, 2004.

4. In connection with the Reorganisation, certain long-term investments and interests in associated companies were distributed to China Netcom Group. The unaudited pro forma adjustment reflects the reduction in investment income/expenses generated from these investments as if the Reorganisation had occurred on January 1, 2004.

5. In connection with the Reorganisation, certain subsidiaries of Asia Netcom containing the Asia-Pacific submarine cable and related physical network assets and liabilities were distributed to China Netcom Group. The unaudited pro forma adjustment reflects the effects of the exclusion of the income statement items, including the depreciation of the submarine cable and related assets of the aforementioned subsidiaries of Asia Netcom and interest expenses associated with the outstanding vendor loan balances arising from the purchase of those equipment as if the transfer of these subsidiaries of Asia Netcom to China Netcom Group had taken place and the said agreements had taken effect on January 1, 2004.

6. This reflects the tax effect of the above pro forma adjustments using the statutory tax rate of 33%, the enterprise income tax rate in the PRC applicable for the year ended December 31, 2004, or other tax rates applicable for the year ended December 31, 2004 in other jurisdictions in which the companies comprising the Group operate.

7. The unaudited pro forma earnings per share for the year ended December 31 2004 gives effect to the one-to-one conversion of the redeemable convertible preference shares and share consolidation into 7,741,782 ordinary shares in August 2004 as if they had taken place as of January 1, 2004. Number of shares used for the historical basic pro forma earning per share and pro forma basic earnings per share is reconciled as follows:

     Weighted average number of ordinary shares outstanding and shares
       used in computing historical basic earnings per share                         5,622,685,175

     Conversion of convertible preference shares                                         5,140,035


     Shares used in computing pro forma basic earnings per share                     5,627,825,210
     Diluted potential ordinary shares arising from share option                         2,209,241


     Diluted weighted average number of shares used in computing
       pro forma earnings per share                                                  5,630,034,451


Reconciliation of unaudited pro forma consolidated profit from the one prepared under Paragraph 4.29 of the Listing Rules to the one prepared under Article 11 of Regulation S-X under the Securities Act of 1033 issued by the Securities & Exchange Commission of Unites States of America ("Article 11")

The above unaudited pro forma consolidated income statement for the year ended December 31, 2004 was prepared in accordance with 4.29 of the Listing Rules which differs from the pro forma financial information prepared in accordance with Article 11. The difference can be reconciled as follows:-

Hong Kong GAAP

                                                                                    Year ended Dec 31,
                                                                                                  2004
                                                                                        (in million of
                                                                                        RMB except for
                                                                          Note          per share data)

Unaudited Pro Forma income attributable to shareholders
  prepared under 4.29 of the Listing Rules                                                      10,410
Reconciliation adjustments, net of tax:
  Rental expenses on fiber-optic cables                                    (a)                    (144)
  Rental expenses on properties                                            (a)                    (476)
  Other operating expenses                                                                           6
  Tax effect of the above adjustments                                      (b)                     205

Unaudited Pro Forma income attributable to shareholders
  prepared under Article 11                                                                     10,001

Pro Forma earnings per share - basic                                                           RMB1.78

Pro Forma earnings per share - diluted                                                         RMB1.78

(a) Certain fiber-optic cables and properties have been distributed to the owner in accordance with the Reorganisation, and were leased to the Group pursuant to the Reorganisation agreements after July 1, 2004. These adjustments reflect the increase in rental expenses as if the Reorganisation had occurred and the leases of such assets had taken effect on January 1, 2004.

(b)  This reflects the tax effect of the above unaudited pro forma adjustments.

Financial Summary

Selected financial summary were prepared in accordance with HK GAAP

Selected Consolidated Income Statement Data


                                                 2004                 2003                  2002                 2001
                                          RMB million          RMB million           RMB million          RMB million

Revenues                                       64,922               59,898                54,443               48,632
  Domestic telecommunications
    services                                   62,279               58,519                53,871               48,454
    Local usage fees                           18,661               18,567                17,362               16,367
    Monthly fees                               13,743               12,580                11,505                9,610
    Upfront installation fees                   1,338                1,044                   944                  806
    DLD usage fees                              8,813                8,871                 8,423                7,459
    ILD usage fees                              1,121                1,410                 1,344                1,141
    Value-added services                        2,146                1,516                   863                  476
    Interconnection fees                        3,903                2,580                 2,378                2,226
    Upfront connection fees                     3,378                3,965                 4,316                4,460
    Broadband and other
      Internet-related service                  5,058                3,493                 2,189                1,384
    Managed data service                        1,217                1,215                 1,177                1,057
    Leased line income                          1,825                2,446                 2,196                1,929
    Other services                              1,076                  832                 1,174                1,539
International telecommunications
  services                                      2,643                1,379                   572                  178

Operating expense                             (49,486)             (48,733)              (43,022)             (37,029)
  Network, operations and support             (11,591)             (11,990)              (10,578)              (9,313)
  Depreciation and amortisation               (18,754)             (20,483)              (18,808)             (16,153)
  Staff cost                                   (8,041)              (7,547)               (6,433)              (5,030)
  Selling, general and administrative          (9,566)              (7,053)               (5,682)              (4,997)
  Other operating expense                      (1,534)              (1,660)               (1,521)              (1,536)



                                                 2004                 2003                  2002                 2001
                                          RMB million          RMB million           RMB million          RMB million

Operating profit before interest income,
  dividend income and deficit on
  revaluation of fixed assets                  15,436               11,165                11,421               11,603
Interest income                                    76                   79                    82                  158
Dividend income                                    17                   45                    78                  181
Deficit on revaluation of fixed assets              -              (25,778)                    -                    -

Profit/(loss) from operations                  15,529              (14,489)               11,581               11,942
Financial cost                                 (2,932)              (3,026)               (2,848)              (1,979)

Share of profit/(loss) of
  Associated companies                             (1)                  (1)                   (1)                   4
  Jointly controlled entity                         -                 (415)                    -                    -

Profit/(loss) before taxation                  12,596              (17,931)                8,732                9,967
Taxation                                       (3,348)               6,819                (2,212)              (2,568)

Profit/(loss) after taxation                    9,248              (11,112)                6,520                7,399
Minority interests                                  -                    1                     -                    1

Profit/(loss) for the year                      9,248              (11,111)                6,520                7,400


Selected Consolidated Balance Sheet Data


                                                 2004                 2003                  2002                 2001
                                          RMB million          RMB million           RMB million          RMB million

Fixed assets                                  125,582              133,919               146,164              138,482
Construction in progress                        8,073               15,695                17,783               22,727
Other non-current assets                       10,583               12,428                 9,579                8,138
Cash and bank deposits                         10,053                6,316                 6,802                6,952
Other current assets                           10,884               11,176                10,589               10,740

Total assets                                  165,175              179,534               190,917              187,039

Short-term bank loans                          29,339               32,217                26,371               17,837

Accounts payables                              14,653               14,786                13,302               14,223

Other current liabilities                      28,312               39,868                29,156               25,539

Long-term bank and other loans                 21,861               22,309                29,480               37,446

Deferred revenues                              11,817               14,604                15,781               19,355

Other non-current liabilities                   4,028               12,371                14,610               13,429

Total liabilities                             110,010              136,155               128,700              127,829

Minority interests                                  -                    3                     4                    4

Shareholders' equity                           55,165               43,376                62,213               59,206

Total liabilities and
  shareholders' equity                        165,175              179,534               190,917              187,039


Selected Consolidated Cash Flow Statement Data


                                                 2004                 2003                  2002                 2001
                                          RMB million          RMB million           RMB million          RMB million

Net cash inflow from operating
  activities                                   26,870               25,332                23,928               22,874
Net cash outflow from investing
  activities                                  (21,707)             (27,001)              (25,922)             (41,461)
Purchase of fixed assets and
  construction in progress                    (21,239)             (28,528)              (25,814)             (40,163)
Net cash inflow/(outflow) from
  financing activities                         (1,413)               1,262                 1,734               18,420
